Notice of Convocation of the 146th Ordinary General Meeting of Shareholders Date: June 29, 2022 (Wednesday), 10:00 a.m. Venue: Imperial Hotel, Osaka 3rd Floor In order to prevent the spread of infection of novel coronavirus, we request you to exercise your voting rights in advance in writing or via the Internet, etc. as far as possible, and to refrain from coming to the venue of this General Meeting of Shareholders. If the number of shareholders coming to the venue exceeds the number which we consider appropriate (up to 500 shareholders) for taking reasonably necessary measures to prevent the spread of the infection, admission will be restricted for the purpose of prevention of the spread of infection of novel coronavirus. Thank you very much for your kind understanding. Contents Notice of Convocation of the 146th Ordinary General Meeting of Shareholders ····· 1 Guidance Notes on the Exercise of Voting Rights via Electronic Means (e.g., the Internet, etc.) ····································································· 4 Request for Shareholders ··········································································· 5 Reference Document for the General Meeting of Shareholders ·························· 6 Documents Enclosed with the Notice of Convocation of the 146th Ordinary General Meeting of Shareholders Business Report ················································································ 30 Consolidated Financial Statements ························································ 74 Unconsolidated Financial Statements ···················································· 77 Audit Reports ···················································································· 79 The above-mentioned measures may be updated depending on the status of the spread of the infections until the date of the Meeting and the contents of announcements by the government, etc. We would appreciate it if you could check our announcement from our website on the internet (https://www.takeda.com/investors/reports/shareholders-meetings/). Takeda Pharmaceutical Company Limited TSE Code: 4502 Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of shareholders residing outside Japan. In case of any discrepancy between the translation and the Japanese original, the latter shall prevail. TAKEDA PHARMACEUTICAL COMPANY LIMITED (“TAKEDA”) HEREBY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THIS TRANSLATION, WHETHER EXPRESS OR IMPLIED INCLUDING, BUT WITHOUT LIMITATION TO, ANY REPRESENTATIONS OR WARRANTIES WITH RESPECT TO ACCURACY, RELIABILITY OR COMPLETENESS OF THIS TRANSLATION. IN NO EVENT SHALL TAKEDA BE LIABLE FOR ANY DAMAGES OF ANY KIND OR NATURE INCLUDING, BUT WITHOUT LIMITATION TO, DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR INCIDENTAL DAMAGES ARISING FROM OR IN CONNECTION WITH THIS TRANSLATION. This translation includes a translation of the audit report of the financial statements included in the original Japanese version, prepared by KPMG AZSA LLC, TAKEDA’s independent auditor. KPMG AZSA LLC has not audited and makes no warranty as to the accuracy or otherwise of the translation of the financial statements or other financial information included in this translation.

- 1 - TSE Code: 4502 June 7, 2022 Dear Shareholders Notice of Convocation of the 146th Ordinary General Meeting of Shareholders This is to inform you that TAKEDA PHARMACEUTICAL COMPANY LIMITED (the “Company” or “TAKEDA”) will be holding its 146th Ordinary General Meeting of Shareholders (the “Meeting”) as follows. From the perspective of preventing the spread of the infection of novel coronavirus, we request you to exercise your voting rights in advance in writing or via the Internet, etc. as far as possible, and to refrain from coming to the venue of the Meeting regardless of your health condition. Please kindly go through the Reference Document for the General Meeting of Shareholders and exercise your voting rights no later than 5:30 p.m. on June 28, 2022 (Tuesday). Yours faithfully, Christophe Weber President and Representative Director Takeda Pharmaceutical Company Limited 1-1, Doshomachi 4-chome Chuo-ku, Osaka 540-8645, Japan Exercise of Voting Rights in Writing Please indicate your approval or disapproval of the proposals on the enclosed “Voting Right Exercise Form” and send it back to reach us on or before the deadline below. (The Voting Right Exercise Form is omitted in this translation.) Deadline for Exercise (arrival): 5:30 p.m. on June 28, 2022 (Tuesday) Exercise of Voting Rights via Electronic Means (e.g.: the Internet, etc.) Please refer to the “Guidance Notes on the Exercise of Voting Rights via Electronic Means (e.g., the Internet, etc.)” on page 4, and complete the entry of your approval or disapproval of the proposals in accordance with the instructions on the screen on or before the deadline below. Deadline for Exercise (completion of entry): 5:30 p.m. on June 28, 2022 (Tuesday)

- 2 - Details 1. Date: June 29, 2022 (Wednesday), 10:00 a.m. 2. Venue: Imperial Hotel, Osaka 3rd Floor 8-50, Temmabashi 1-Chome, Kita-ku, Osaka, Japan Since space between seats is to be enlarged in order to prevent the spread of the infection of novel coronavirus, the number of seats prepared will be limited. Therefore, admission will be restricted if the number of shareholders coming to the venue exceeds the number that the Company considers appropriate (up to 500 shareholders) for taking measures to prevent the spread of the infection. Thank you in advance for your kind understanding. 3. Objectives of the Meeting: Matters to be reported: 1. Reports on the Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 145th fiscal year (from April 1, 2021 to March 31, 2022) 2. Reports on the Audit Reports on the Consolidated Financial Statements for the 145th fiscal year by the Accounting Auditors and Audit and Supervisory Committee Matters to be resolved: First Proposal: Appropriation of Surplus Second Proposal: Partial Amendment to the Articles of Incorporation Third Proposal: Election of Eleven (11) Directors who are not Audit and Supervisory Committee Members Fourth Proposal: Election of Four (4) Directors who are Audit and Supervisory Committee Members Fifth Proposal: Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members The contents of the proposals above are described in the Reference Document for the General Meeting of Shareholders below (pages 6 to 29 herein). Please note that the Company decided to hold the Meeting on June 29, 2022 since the Company prioritized the retention of appropriate venue. Guidance Notes on the Treatment of Exercise of Voting Rights (1) If you exercise your voting rights both in writing and via electronic means (e.g., the Internet, etc.), the Company will regard only the vote cast via electronic means (e.g., the Internet, etc.) as valid, regardless of the time and date the votes are received. (2) If you exercise your voting rights more than once via electronic means (e.g., the Internet, etc.), the Company will regard only your last vote as valid. (3) If you exercise your voting rights by proxy, you may delegate your voting rights to one shareholder who holds voting rights in the Company. However, please note that you are required to submit a document certifying the authority of such proxy. (4) If neither “for” nor “against” is marked on the submitted Voting Right Exercise Form, it will be treated as a consent for the relevant proposal(s).

- 3 - Disclosure of information via the Internet ● The documents listed below have been posted on the Company’s website based on laws and regulations and Article 14 of the Company’s Articles of Incorporation and have not been included in this Notice of Convocation. 1. Following items of the Business Report  Financial Position and Income Summary  Main Businesses of the Takeda Group  Major Offices of the Company  Employees  Principal lenders and loan amounts  Common Stock of the Company  Matters Concerning the Stock Acquisition Rights of the Company  External Directors (Major activities during this fiscal year and the summary of the duties which were conducted by the External Directors with regard to the roles which the Company had expected them to fulfill)  Accounting Auditor  Overview of the Systems that Ensure the Appropriateness of Operations of the Company and the Status of Implementation of such Systems 2. Consolidated Statement of Changes in Equity on the Consolidated Financial Statements 3. Notes to the Consolidated Financial Statements 4. Unconsolidated Statements of Changes in Net Assets on the Unconsolidated Financial Statements 5. Notes to the Unconsolidated Financial Statements The Business Report that the Audit and Supervisory Committee audited and the Consolidated Financial Statements and Unconsolidated Financial Statements that the Accounting Auditors and the Audit and Supervisory Committee audited include, apart from the documents stated in the list of documents enclosed with the Notice of Convocation of the 146th Ordinary General Meeting of Shareholders, the items 1 to 5 described above posted on the Company’s website. ● Any modification made to the Reference Document for the General Meeting of Shareholders and the Business Report, Unconsolidated Financial Statements and Consolidated Financial Statements shall be communicated by posting the modified information on the Company’s website. ● The resolutions made at the 146th Ordinary General Meeting of Shareholders will be posted on our website after the completion thereof instead of sending the notice of resolutions in writing. Company’s website https://www.takeda.com/investors/reports/shareholders-meetings/ END OF DOCUMENT

- 4 - Guidance Notes on the Exercising of Voting Rights via Electronic Means (e.g., the Internet, etc.) Website for exercising voting rights: https://evote.tr.mufg.jp/ You may exercise your voting rights via the Internet only by accessing the website for exercising voting rights using a personal computer or a smartphone. Please note that if you wish to exercise your voting rights via the Internet, you will be asked to change your “Tentative Password” on the website for exercising voting rights to prevent unauthorized access and falsification of voting by non-shareholders.  Please note that you will not be able to access the above URL from 2:00 a.m. to 5:00 a.m. each day.  Any Internet access fees or communication charges, etc., arising from access to the website for exercising voting rights shall be borne by the user. It is possible for you to access the website for exercising voting rights by scanning QR Code(*) with using the smartphone with bar code reading function. With regard to how to use, please see the instructions of the smartphone you use. (QR Code is omitted in this translation.) * QR Code is the registered trademark of DENSO WAVE INCORPORATED. Method for Exercising Voting Rights by using personal computer (1) Access the website for exercising voting rights Click “Next Screen” (2) Enter “Login ID” and “Tentative Password” Enter “Login ID” and “Tentative Password” provided in the Voting Right Exercise Form (3) Login Click “Login” and enter your approval or disapproval of the proposals following the instructions on the screen. Method for Exercising Voting Rights by using smartphone Scan QR Code Scan “QR Code for Login” provided in the right side of the enclosed “Voting Right Exercise Form” In exercising your voting rights by using smartphone, neither “Login ID” nor “Tentative Password” is required for the first vote. For inquiries with respect to systems, please contact: Mitsubishi UFJ Trust and Banking Corporation Corporate Agency Division (help desk) Telephone: 0120-173-027 (toll-free number) Operating Hours: 9:00 to 21:00 To Institutional Investors: It is possible to use the “Electronic Voting Platform” as a method for exercising voting rights.

- 5 - <Requests for Shareholders> We would like to request again that you refrain from coming to the venue of the Meeting. Please note that from the perspective of preventing the spread of the infection, we plan to make the proceedings of the Meeting significantly shorter than the ordinary years in a similar manner to the Meeting held last year. Please note that we will deliver the Internet live stream so that you can view the Meeting at home or another remote location of your convenience, and post the video of the Meeting on the website below available on demand at a later date of the Meeting. Please also note that you can ask the advance question related to the objectives of the Meeting. Please refer to the enclosed “Guidance on Live Internet Delivery of the 146th General Meeting of Shareholders” for the way of access, etc. 1. For the Internet live stream and the advance questions Please access the URL below: https://web.lumiagm.com/ You will be able to access the site once you could scan the QR code (omitted here) indicated here using your smartphone or tablet. Also, you will be able to access from the Company’s website (https://www.takeda.com/investors/reports/shareholders-meetings/) 2. Live Internet Delivery Date and time: From 10:00 a.m. to the end of the Meeting, June 29, 2022 (Wednesday) (You can access from 9:30 a.m., June 29, 2022. Before that, you can conduct the test of access.) How to login: After accessing the URL above, please enter the “Meeting ID,” “Login ID” and “Password” in accordance with the enclosed “Guidance on Live Internet Delivery of the 146th Ordinary General Meeting of Shareholders.” Please note that the shareholders who are viewing the Meeting on the internet are not entitled to exercise their voting rights or ask questions during the Meeting. We will make free comments function available to you. However, please kindly understand that while we cannot answer to each comment, we will use it for the operation of the Meeting. 3. Acceptance of Advance Question via the Internet Acceptance period: From 12:00 p.m., June 8, 2022 (Wednesday) to 6:00 p.m., June 24, 2022 (Friday) How to ask: After accessing the URL above, please enter the “Meeting ID,” “Login ID” and “Password” in accordance with the enclosed “Guidance on Live Internet Delivery of the 146th Ordinary General Meeting of Shareholders,” and fill out the advance question form. Please note that you can ask one question related to the objectives of the Meeting. Among such advance questions, the matters in which the shareholders are highly interested will be answered during the Meeting. However, please kindly understand that we cannot answer to each advance question. Notwithstanding the above, shareholders who are considering coming to the venue of the Meeting are requested to understand and cooperate as follows. We will take as thoroughly as possible measures to prevent infections at the venue.  Our or hotel’s checks at the time of admission and after admission will refuse to admit those who are febrile, coughing, or not wearing a mask all the time from admission to departure (you might be requested to leave the venue after admission).  We ask that you cooperate with disinfection, thermographic examination, and other measures that we or the hotel deem necessary for the safety of our shareholders as a whole. If you do not cooperate with the Company, we might refuse your entry.  In order to prevent infections, our or hotel’s staff may wear masks, gloves, etc., depending on the location, etc. The number of staff will be as small as possible, and we will maintain a distance from shareholders. (Our or hotel’s staff will sufficiently check the health condition before coming to the venue of the Meeting.)  If the number of shareholders coming to the venue exceeds the number that the Company considers appropriate (up to 500 shareholders) for taking measures to prevent the spread of the infection of novel coronavirus, admission will be restricted. Thank you in advance for your kind understanding. The above-mentioned measures may be updated depending on the status of the spread of the infections until the date of the Meeting and the contents of announcements by the government, etc. We would appreciate it if you could check our announcement from our website on the internet (https://www.takeda.com/investors/reports/shareholders-meetings/).

- 6 - Reference Document for the General Meeting of Shareholders Proposals and Reference Matters: First Proposal: Appropriation of Surplus The Company is delivering on its financial commitments and has a strong cash flow outlook driven by revenue growth and strong margins. Guided by our values and our commitment to Patients, People and Planet, we will allocate capital to maximize value for patients and shareholders. The Company's policy in the allocation of capital is as follows: • Invest in growth drivers; • Deleverage rapidly; and • Shareholder returns. In respect of “Invest in growth drivers”, the Company makes disciplined and focused investments in value-creating business opportunities including R&D, new product launches, including in China, and plasma-derived therapies. With regard to “Deleverage rapidly”, the Company is targeting a 2x (i.e. “low-twos”) net debt/adjusted EBITDA ratio by the fiscal year ending March 2024 and has committed to maintaining solid investment grade credit ratings. In respect of “Shareholder returns”, the Company maintains its well-established dividend policy of 180 yen per share annually, alongside share buybacks when appropriate. We believe we are positioned for revenue and profit growth over the medium-term. Based on the policy above, the Company submits the following proposal with respect to the appropriation of surplus for this fiscal year: Year-end dividends (1) Type of dividend asset Cash (2) Allocation of dividend asset to shareholders and total amount of allocation 90 JPY per share of common stock; Total amount: 140,364,594,720 JPY (Reference) Combined with the interim dividend of 90 JPY per share, the annual dividend will be 180 JPY per share (the same amount as in the previous fiscal year). (3) Effective date of distribution of the dividend June 30, 2022 Second Proposal: Partial Amendment to the Articles of Incorporation 1. Reasons for the proposal The amended provisions stipulated in the proviso to Article 1 of the Supplementary Provisions of the Act Partially Amending the Companies Act (Act No. 70 of 2019) will be enforced on September 1, 2022. In line with this amendment, in order to accommodate a system for electronic provision of materials for general meetings of shareholders, the Articles of Incorporation of the Company shall be amended as follows: (1) Paragraph 1, Article 14 of the proposed amendments shall stipulate that the Company takes measures for electronic provision of information included in the reference documents for general meetings of shareholders, etc.; (2) Paragraph 2, Article 14 of the proposed amendments shall be established to limit the scope of matters to be described in the hardcopies of documents to be sent to shareholders who have requested them; (3) the provision related to Disclosure through Internet and Deemed Delivery of Reference Documents, Etc. for General Meeting of Shareholders (Article 14 of the current Articles of Incorporation) will become unnecessary and will therefore be deleted; and (4) supplementary provisions related to the effective date, etc. shall be established in line with the new establishment and deletion of the provisions above.

- 7 - 2. Contents of amendments The relevant provisions of the Articles of Incorporation will be amended as proposed in the following. (Amendments are underlined.) Current Articles of Incorporation Proposed amendments Article 14. (Disclosure through Internet and Deemed Delivery of Reference Documents, Etc. for General Meeting of Shareholders) In convening a general meeting of shareholders, the Company may be deemed to have provided the shareholders with necessary information that should be described or indicated in the reference documents for the general meeting of shareholders, business reports, unconsolidated financial statements and consolidated financial statements, on the condition that such information is disclosed through the Internet in accordance with Ordinances of the Ministry of Justice. <To be deleted> <New> Article 14. (Measures for Electronic Provision, Etc.) The Company shall, when convening a general meeting of shareholders, take measures for electronic provision of information included in reference documents for general meetings of shareholders, etc. (2) Among the matters for which measures for electronic provision are to be taken, the Company shall not be required to include all or part of the matters stipulated in the Ordinances of the Ministry of Justice in the hardcopies of documents to be sent to shareholders who have requested them by the record date for voting rights. Supplementary Provisions <New> Supplementary Provisions Article 3. (Transitional Measures concerning Measures for Electronic Provision, Etc.) The deletion of Article 14 (Disclosure through Internet and Deemed Delivery of Reference Documents, Etc. for General Meeting of Shareholders) of the Articles of Incorporation before the amendment based on the resolution at the 146th ordinary general meeting of shareholders held in June 2022 (hereinafter referred to in this article as the “Pre-amendment AOI”) and the new establishment of Article 14 (Measures for Electronic Provision, Etc.) after the amendment based on the same resolution shall take effect on September 1, 2022 (hereinafter referred to in this article as the “Effective Date”). (2) Notwithstanding the provisions of the preceding paragraph, Article 14 of the Pre-

- 8 - Current Articles of Incorporation Proposed amendments amendment AOI shall remain in force with respect to a general meeting of shareholders to be held on or before the last day of February 2023. (3) Article 3 of the Supplementary Provisions hereof is to be deleted on the day on which six (6) months have elapsed from the Effective Date or the day on which three (3) months have elapsed from the day of the general meeting of shareholders set forth in the preceding paragraph, whichever is later.

**Third Proposal: Election of Eleven (11) Directors who are not Audit and Supervisory Committee Members**

The term of office of the twelve (12) Directors who are not Audit and Supervisory Committee (ASC) Members, namely, Christophe Weber, Masato Iwasaki, Andrew Plump, Costa Saroukos, Masahiro Sakane, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Yoshiaki Fujimori, Steven Gillis, Shiro Kuniya and Toshiyuki Shiga, will expire at the close of this General Meeting of Shareholders. The Company therefore proposes the election of these eleven (11) Directors who are not ASC Members, including the seven (7) External Directors.

The candidates for Directors who are not ASC Members are as follows:

| Candidate No. | Name | | Current position and responsibilities | Tenure as Director | Number of Board of Directors meetings attended |
|---|---|---|---|---|---|
| 1 | Christophe Weber | To be reelected | President and Representative Director Chief Executive Officer | 8 years | 8/8 (100%) |
| 2 | Masato Iwasaki | To be reelected | Representative Director Japan General Affairs | 10 years | 8/8 (100%) |
| 3 | Andrew Plump | To be reelected | Director President, Research and Development | 7 years | 8/8 (100%) |
| 4 | Costa Saroukos | To be reelected | Director Chief Financial Officer | 3 years | 8/8 (100%) |
| 5 | Olivier Bohuon | To be reelected as External Director Independent Director | Director | 3.5 years | 8/8 (100%) |
| 6 | Jean-Luc Butel | To be reelected as External Director Independent Director | Director | 6 years | 8/8 (100%) |
| 7 | Ian Clark | To be reelected as External Director Independent Director | Director | 3.5 years | 8/8 (100%) |
| 8 | Steven Gillis | To be reelected as External Director Independent Director | Director | 3.5 years | 8/8 (100%) |
| 9 | Masami Iijima | To be newly elected as External Director Independent Director | Director ASC Member | 1 year | 7/7 (100%) |
| 10 | John Maraganore | To be newly elected as External Director Independent Director | - | - | - |
| 11 | Michel Orsinger | To be newly elected as External Director Independent Director | Director ASC Member | 6 years | 8/8 (100%) |

(Note) With regard to "Number of Board of Directors meetings attended," the Board of Directors meetings which Mr. Masami Iijima, Director who is an ASC Member, was eligible to attend were those held on and after June 29, 2021 when he took office.

<Reference>

For the Board of Directors Skills Matrix in case the nominated directors proposed in the 3rd and 4th proposals are elected, please access the following URL.

https://www.takeda.com/siteassets/system/who-we-are/values-and-corporate-governance/file/skillmatrix_sm_146_en.pdf

- 9 -

| Candidate No.1 | Christophe Weber | Number of Company Shares Owned | 491,400 shares |
|---|---|---|---|
| | | Number of Company Shares to be provided under the Stock Compensation Plan | 211,509 shares |



Born on November 14, 1966 (55 years old)

To be Reelected as Internal Director

Tenure as Director: 8 years

Attended 8 of the 8 meetings (100%) of the Board of Directors

| Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held | |
|---|---|
| April 2012 | President & General Manager, GlaxoSmithKline Vaccines |
| April 2012 | CEO, GlaxoSmithKline Biologicals |
| April 2012 | Member of GlaxoSmithKline Corporate Executive Team |
| April 2014 | Chief Operating Officer of the Company |
| June 2014 | President and Representative Director of the Company (to present) |
| April 2015 | Chief Executive Officer of the Company (to present) |
| September 2020 | Head of Global Business, Takeda Pharmaceuticals U.S.A., Inc. (to present) |

[Reason for Election as Director]

Mr. Christophe Weber has over 25 years of global experience in the pharmaceutical industry. Since 2014, he has demonstrated his strong leadership as President & CEO, transforming the Company into a truly global, values-based, R&D-driven biopharmaceutical company through R&D transformation and a successful integration with Shire. He leads a diverse Takeda Executive Team consisting of 18 members of 9 different nationalities, who, together with our 50,000 global employees, are pursuing our vision of discovering and delivering life-transforming treatments, guided by our commitments to patients, our people and the planet.

The Company nominates Mr. Weber as its Director because of his competency, experience, and leadership, all of which are essential elements for its management.

- 10 -

- 11 - Candidate No.2 Masato Iwasaki Number of Company Shares Owned 61,496 shares Number of Company Shares to be provided under the Stock Compensation Plan 24,418 shares Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held April 2008 January 2012 April 2012 June 2012 April 2015 April 2021 June 2021 Senior Vice President, Strategic Product Planning Department of the Company Head of CMSO Office, Takeda Pharmaceuticals International, Inc. Senior Vice President, Pharmaceutical Marketing Division of the Company Director of the Company President, Japan Pharma Business Unit of the Company Japan General Affairs of the Company (to present) Representative Director of the Company (to present) Born on November 6, 1958 (63 years old) To be Reelected as Internal Director Tenure as Director: 10 years Attended 8 of the 8 meetings (100%) of the Board of Directors [Reason for Election as Director] Mr. Masato Iwasaki is responsible for supervising the promotion of collaboration across the Company's important pharmaceutical and vaccine businesses in Japan as Japan General Affairs. He has demonstrated his strong leadership in ensuring that the Company remains a best-in-class pharmaceutical company in line with the goal of maintaining its strong presence in Japan and keeping Takeda trusted by society, in the situation where further changes in the business environment are expected, such as the development of the Community-based Integrated Care System Model and transformation of healthcare industry. The Company nominates Mr. Iwasaki as its Director because of his competency and experience that are essential for its management.

- 12 - Candidate No.3 Andrew Plump Number of Company Shares Owned 0 share Number of Company Shares to be provided under the Stock Grant Plan 88,924 shares Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held January 2008 March 2014 February 2015 June 2015 June 2015 June 2015 January 2019 July 2021 Vice President, Cardiovascular Disease Franchise, Worldwide Discovery Head, Merck & Co. Senior Vice President & Deputy to the President for Research & Translational Medicine, Sanofi Chief Medical & Scientific Officer Designate of the Company Director of the Company (to present) Chief Medical & Scientific Officer of the Company Executive Vice President, Takeda Pharmaceuticals International, Inc. (to present) President, Research & Development of the Company (to present) President, Research & Development, Takeda Development Center Americas, Inc. (to present) Born on October 13, 1965 (56 years old) To be Reelected as Internal Director Tenure as Director: 7 years Attended 8 of the 8 meetings (100%) of the Board of Directors [Reason for Election as Director] Mr. Andrew Plump has demonstrated his strong leadership as President, Research & Development, in advancing measures to build the Company’s R&D pipeline, including progressing innovative R&D assets by leveraging expertise in therapeutic areas. He has also enhanced R&D capabilities both internally and through external collaborations and strengthened performance and culture within the R&D organization. The Company nominates Mr. Plump as its Director because of his competency and experience that are essential for its management.

- 13 - Candidate No.4 Costa Saroukos Number of Company Shares Owned 52,300 shares Number of Company Shares to be provided under the Stock Compensation Plan 58,795 shares Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held July 2012 September 2014 May 2015 April 2018 June 2019 Executive Finance Director - Eastern Europe, Middle East & Africa of MERCK SHARP & DHOME Head of Finance and Business Development for the Asia-Pacific region of Allergan Chief Financial Officer of the Europe and Canada Business Unit of the Company Chief Financial Officer of the Company (to present) Director of the Company (to present) Born on April 15, 1971 (51 years old) To be Reelected as Internal Director Tenure as Director: 3 years Attended 8 of the 8 meetings (100%) of the Board of Directors [Reason for Election as Director] Mr. Costa Saroukos has held numerous head positions in finance divisions throughout the Asia-Pacific region, Europe, Africa, and the Middle East, gaining over 20 years of experience in the business and public sectors. He has demonstrated strong leadership as the CFO in delivering the Company's financial commitments through effective financial management based on his extensive expertise. The Company nominates Mr. Saroukos as its Director because of his competency and experience that are essential for its management.

<table>
<tr><td rowspan="2">Candidate<br>No.5</td><td rowspan="2">Olivier Bohuon</td><td>Number of Company Shares Owned</td><td>0 share</td></tr>
<tr><td>Number of Company Shares to be provided under the Stock Compensation Plan</td><td>17,607 shares</td></tr>
</table>

<table>
<tr><td rowspan="7"></td><td colspan="2">Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held</td></tr>
<tr><td>January 2001</td><td>Senior Vice President & Director European Commercial Operations, GlaxoSmithKline Pharmaceuticals Europe</td></tr>
<tr><td>July 2009</td><td>Executive Vice President, Abbott Laboratories</td></tr>
<tr><td>September 2010</td><td>Chief Executive Officer, Pierre Fabre SA</td></tr>
<tr><td>April 2011</td><td>Chief Executive Officer, Smith & Nephew plc</td></tr>
<tr><td>June 2011</td><td>External Director, Virbac SA (to present)</td></tr>
<tr><td>July 2015</td><td>External Director, Shire plc</td></tr>
<tr><td rowspan="5">Born on<br>January 3, 1959<br>(63 years old)<br><br>To be Reelected as External Director Independent Director<br><br>Tenure as Director:<br>3.5 years<br><br>Attended 8 of the 8 meetings (100%) of the Board of Directors</td><td>January 2019</td><td>External Director of the Company (to present)</td></tr>
<tr><td>November 2020</td><td>External Director, AlgoTherapeutix SAS (to present)</td></tr>
<tr><td>January 2021</td><td>External Director, Reckitt Benckiser Group plc (to present)</td></tr>
<tr><td>May 2021</td><td>External Director and Chairman of the Board, Majorelle International (to present)</td></tr>
</table>

[Reason for Election as External Director and the Roles expected to be fulfilled by the candidate]
Mr. Olivier Bohuon has experience as an External Director of Shire, bringing deep expertise to the Company's portfolio and its related therapeutic areas. He has served in several pivotal positions at global pharmaceutical and healthcare companies in the U.S. and Europe. He also has deep insights from his extensive experience in the management of global healthcare businesses and remarkable expertise in marketing of overall healthcare business.
He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director.
The Company nominates Mr. Bohuon as its External Director because he is expected to continue to fulfill the above roles.

- 14 -

- 15 - Candidate No.6 Jean-Luc Butel Number of Company Shares Owned 0 share Number of Company Shares to be provided under the Stock Compensation Plan 21,783 shares Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held January 1998 November 1999 May 2008 January 2015 July 2015 June 2016 September 2017 June 2019 September 2021 Corporate Officer, President, Worldwide Consumer Healthcare, Becton, Dickinson and Company President, Independence Technology, Johnson & Johnson Corporate Officer, Executive Committee Member, Executive Vice President and Group President, International, Medtronic, Inc. President, International, Baxter International Inc. Global Healthcare Advisor, President, K8 Global Pte. Ltd. (to present) External Director of the Company who is an ASC Member External Director, Novo Holdings A/S (to present) External Director of the Company (to present) External Director, Rani Therapeutics (to present) Born on November 8, 1956 (65 years old) To be Reelected as External Director Independent Director Tenure as Director: 6 years Attended 8 of the 8 meetings (100%) of the Board of Directors [Reason for Election as External Director and the Roles expected to be fulfilled by the candidate] Mr. Jean-Luc Butel has served in several pivotal positions at global healthcare companies in the U.S., Europe, and Asia. Through his experience, he has deep insights from his extensive experience in global healthcare business management. He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director. He has been involved in the management of the Company as External Director who is an ASC Member of the Company since 2016 and as External Director who is not an ASC Member since 2019. The Company nominates Mr. Butel as its External Director because he is expected to continue to fulfill the above roles.

- 16 - Candidate No.7 Ian Clark Number of Company Shares Owned 0 share Number of Company Shares to be provided under the Stock Compensation Plan 17,607 shares Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held January 2010 January 2017 January 2017 January 2017 November 2017 January 2019 August 2020 Director, Chief Executive Officer and Head of North American Commercial Operations, Genentech, Inc. External Director, Shire plc External Director, Corvus Pharmaceuticals, Inc. (to present) External Director, Guardant Health, Inc. (to present) External Director, AVROBIO Inc. (to present) External Director of the Company (to present) External Director, Olema Pharmaceuticals, Inc. (to present) Born on August 27, 1960 (61 years old) To be Reelected as External Director Independent Director Tenure as Director: 3.5 years Attended 8 of the 8 meetings (100%) of the Board of Directors [Reason for Election as External Director and the Roles expected to be fulfilled by the candidate] Mr. Ian Clark has experience as an External Director of Shire, bringing deep expertise to the Company’s portfolio and its related therapeutic areas. He has served in several pivotal positions at global healthcare companies in Europe and Canada. He has also gained deep insights through his extensive experience in the management of global healthcare business, and his remarkable expertise in marketing in the area of oncology and managing biotechnology division of healthcare company. He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director. The Company nominates Mr. Clark as its External Director because he is expected to continue to fulfill the above roles.

| Candidate No.8 | Steven Gillis | Number of Company Shares Owned | 0 share |
|---|---|---|---|
| | | Number of Company Shares to be provided under the Stock Compensation Plan | 17,607 shares |



Born on April 25, 1953 (69 years old)

To be Reelected as External Director Independent Director

Tenure as Director: 3.5 years

Attended 8 of the 8 meetings (100%) of the Board of Directors

| Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held | |
|---|---|
| August 1981 | Founder, Director and Executive Vice President, Research and Development, Immunex Corporation (currently, Amgen, Inc.) |
| May 1993 | Chief Executive Officer, Immunex Corporation |
| October 1994 | Founder, Director and Chief Executive Officer, Corixa Corporation (currently, GlaxoSmithKline) |
| January 1999 | Director and Chairman, Corixa Corporation |
| August 2005 | Managing Director, ARCH Venture Partners (to present) |
| October 2012 | External Director, Shire plc |
| October 2015 | External Director and Chairman, Codiak BioSciences, Inc. (to present) |
| December 2015 | External Director, Homology Medicines, Inc. (to present) |
| May 2016 | External Director and Chairman, VBI Vaccines, Inc. (to present) |
| January 2019 | External Director of the Company (to present) |

[Reason for Election as External Director and the Roles expected to be fulfilled by the candidate]
Mr. Steven Gillis has experience as an External Director of Shire, bringing deep expertise to the Company's portfolio and its related therapeutic areas. He has a Ph.D. in Biology and has served in several pivotal positions at global healthcare companies in the U.S. and Europe. He also has extensive experience in global healthcare business management and significant expertise in immunology.
He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director.
The Company nominates Mr. Gillis as its External Director because he is expected to continue to fulfill the above roles.

- 17 -

| Candidate No.9 | Masami Iijima | Number of Company Shares Owned | 0 share |
|---|---|---|---|
| | | Number of Company Shares to be provided under the Stock Compensation Plan | 5,149 shares |



Born on September 23, 1950 (71 years old)

To be newly elected as External Director
Independent Director

Tenure as Director: 1 year

Attended 7 of the 7 meetings (100%) of the Board of Directors

| Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held | |
|---|---|
| June 2008 | Representative Director, Executive Managing Officer, Mitsui & Co., Ltd |
| October 2008 | Representative Director, Senior Executive Managing Officer, Mitsui & Co., Ltd. |
| April 2009 | Representative Director, President and Chief Executive Officer, Mitsui & Co., Ltd. |
| April 2015 | Representative Director, Chairman of the Board of Directors, Mitsui & Co., Ltd. |
| June 2016 | External Director, Ricoh Company, Ltd. (to present) |
| June 2018 | External Director, SoftBank Group Corp. (to present) |
| June 2019 | Counsellor, Bank of Japan (to present) |
| June 2019 | External Director, Isetan Mitsukoshi Holdings Ltd. (to present) |
| April 2021 | Director, Mitsui & Co., Ltd. |
| June 2021 | Counselor, Mitsui & Co., Ltd. (to present) |
| June 2021 | External Director of the Company who is an ASC Member (to present) |

[Reason for Election as External Director and the Roles expected to be fulfilled by the candidate]
Mr. Masami Iijima served as Representative Director, President, and CEO of Mitsui & Co., Ltd, where he directed the global management of the company. He then focused on supervising management and enhancing the effectiveness of the Board of Directors as the Representative Director, Chairman of the Board of Directors, and Chair of the Board meeting of the company. Through his career, he has gained extensive experience in various fields including corporate governance and risk management.
He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director. He has been involved in the management of the Company as External Director who is an ASC Member since June 2021.
The Company nominates Mr. Iijima as its External Director because he is expected to continue to fulfill the above roles and contribute to the Board of Directors meeting as the Chair after its General Shareholder Meeting.

- 18 -

- 19 - Candidate No.10 John Maraganore Number of Company Shares Owned 0 share Profile and Important Duties Concurrently Held April 2000 December 2002 November 2011 June 2017 November 2021 January 2022 February 2022 Senior Vice President, Strategic Product Development, Millennium Pharmaceuticals, Inc. Director and Chief Executive Officer, Alnylam Pharmaceuticals, Inc. External Director, Agios Pharmaceuticals, Inc. (to present) Chairperson, Biotechnology Innovation Organization External Director, Beam Therapeutics, Inc. (to present) Scientific Advisory Board Member, Alnylam Pharmaceuticals, Inc. (to present) External Director, Kymera Therapeutics, Inc. (to present) Born on October 11, 1962 (59 years old) To be newly elected as External Director Independent Director [Reason for Election as External Director and the Roles expected to be fulfilled by the candidate] Mr. John Maraganore is a pioneering executive with more than three decades of experience in the pharmaceutical industry. He served as the CEO and a Director of Alnylam Pharmaceuticals for nearly 20 years and retired at the end of 2021. Prior to Alnylam, he served as an officer and a member of the management team for Millennium. Through his career, he has gained ample experience in the pharmaceutical industry. The Company nominates Mr. Maraganore as its External Director because the Company expects him to contribute to its sustainable development and increase its corporate value by appropriately overseeing management and ensuring sound management of the business.

| | | | |
|---|---|---|---|
| Candidate No.11 | Michel Orsinger | Number of Company Shares Owned | 0 share |
| | | Number of Company Shares to be provided under the Stock Compensation Plan | 21,783 shares |



Born on
September 15, 1957
(64 years old)

To be newly elected as
External Director Independent
Director

Tenure as Director:
6 years

Attended 8 of the 8 meetings
(100%) of the Board of
Directors

| Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held | |
|---|---|
| March 2001 | Chief Executive Officer and President, OTC Division Worldwide, Consumer Health, Novartis AG |
| April 2007 | President and Chief Executive Officer, Synthes, Inc. (currently Johnson & Johnson) |
| June 2012 | Worldwide Chairman, Global Orthopedics Group, DePuy Synthes Companies, Johnson & Johnson |
| June 2012 | Member of Global Management Team, Johnson & Johnson |
| June 2016 | External Director of the Company |
| June 2019 | External Director of the Company who is an ASC Member (to present) |

[Reason for Election as External Director and the Roles expected to be fulfilled by the candidate]
Mr. Michel Orsinger has served in several pivotal positions at global healthcare companies in the U.S. and Europe. He has gained deep insights from extensive experience in global healthcare business management.
He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director. He has been involved in the management of the Company as External Director who is not an ASC Member since June 2016 and as External Director who is an ASC Member since June 2019.
The Company nominates Mr. Orsinger as its External Director because he is expected to continue to fulfill the above roles.

- 20 -

- 21 - (Notes) 1. No special interests exist between the above candidates and the Company. 2. The Company introduced a stock compensation plan for Directors (excluding Directors residing overseas who are not External Directors) and a stock grant plan for executives of the Takeda Group in Japan and overseas (which relates to all of the Company shares to be provided to Mr. Andrew Plump as described above, among the Company shares to be provided to the candidates) (collectively, the “Plan”). The number of Company shares to be provided (as of March 31, 2022) to each candidate under the Plan during his/her term of office or at the time of his/her retirement is described above together with the number of Company shares owned by each candidate. The Company shares to be provided under the stock compensation plan for Directors who are not External Directors (excluding Directors who are Audit and Supervisory Committee Members and Directors residing overseas) (“Directors who are eligible for performance-linked compensation”) and the stock grant plan for executives of the Takeda Group in Japan and overseas include the following: (i) a fixed portion which is not linked to the Company’s performance (“Fixed Portion”); and (ii) a variable portion which is linked to the Company’s performance (“Performance-based Portion”). The number of Company shares to be provided to the above candidates in accordance with the Plan includes only the Fixed Portion under (i) above, since such number of Company shares to be provided is already fixed. The number of Company shares relating to the Performance-based Portion under (ii) above is not yet included, since it will vary in the range of 0-200% and is therefore not fixed at this moment. The provision of Company shares under (i) Fixed Portion and (ii) Performance-based Portion to the Directors who are eligible for performance-linked compensation will be made at a certain period during their term of office. The Company shares to be provided under the stock compensation plan for Directors who are Audit and Supervisory Committee Members and External Directors (“Directors who are not eligible for performance-linked compensation”) are included in the “Number of Company Shares to be provided under the Stock Compensation Plan,” since it is to be provided under (i) Fixed Portion and the number of Company shares to be provided to the above candidates is fixed. The provision of Company shares to the Directors who are not eligible for performance-linked compensation will be made at the end of their term of office or at the certain timing. In addition, with regard to Company shares to be provided under the Plan, the voting rights thereof may not be exercised before such shares are provided to each candidate. 3. Among the candidates, Mr. Andrew Plump owns 71,679 American Depositary Shares (ADS) of the Company, Mr. Olivier Bohuon owns 1,300 ADSs of the Company, Mr. Ian Clark owns 2,096 ADSs of the Company and Mr. Steven Gillis owns 8,257 ADSs of the Company, respectively, and in such a way each of them beneficially owns the Company’s shares. One ADS of the Company represents one-half (1/2) of an ordinary share of the Company. 4. Mr. Olivier Bohuon, Mr. Jean-Luc Butel, Mr. Ian Clark, Mr. Steven Gillis, Mr. Masami Iijima, Mr. John Maraganore and Mr. Michel Orsinger are candidates to become External Directors who are not Audit and Supervisory Committee Members of the Company. The Company has set “Internal criteria for independence of external directors” (the contents of such criteria are as set forth on page 22.) and elected the External Directors based on such criteria. All of these 7 persons have met the requirements for Independent Directors based on the regulations of the financial instruments exchanges in Japan that the Company is listed on (e.g.: Tokyo Stock Exchange, Inc.). The Company has appointed Mr. Olivier Bohuon, Mr. Jean-Luc Butel, Mr. Ian Clark, Mr. Steven Gillis, Mr. Masami Iijima and Mr. Michel Orsinger as Independent Directors and submitted a notification to each of such exchanges. Also, the Company plans to appoint Mr. John Maraganore as an Independent Director and will submit a notification to each of such exchanges. 5. The Company has purchase transactions for raw materials for pharmaceutical manufacturing with Mitsui & Co., Ltd., where Mr. Masami Iijima works concurrently, but the proportion of the annual value of those transactions to the sales of the Company and of Mitsui & Co., Ltd. is less than 1% in both cases. 6. The Company has entered into contracts with Mr. Olivier Bohuon, Mr. Jean-Luc Butel, Mr. Ian Clark, Mr. Steven Gillis, Mr. Masami Iijima and Mr. Michel Orsinger limiting the maximum amount of their liability for the damages set forth in Article 423, Paragraph 1 of the Companies Act to the legally stipulated value. If the re-election of Mr. Olivier Bohuon, Mr. Jean-Luc Butel, Mr. Ian Clark and Mr. Steven Gillis is approved, and if the election of Mr. Masami Iijima and Mr. Michel Orsinger as Director who is not an ASC Member is approved, the Company plans to continue the same contracts to limit their liability. Also, if election of Mr. John Maraganore is approved, the Company plans to conclude the same contract with him for limitation of liability. 7. The Company has entered into company indemnification agreements with all of the candidates, who are Directors at present, as defined in Article 430-2, Paragraph 1 of the Companies Act, which provide that the Company shall

- 22 - indemnify expenses set forth in Article 430-2, Paragraph 1, Item 1 thereof, and damages set forth in Article 430-2, Paragraph 1, Item 2 thereof within the scope permitted by the laws and regulations. If re-election of Mr. Christophe Weber, Mr. Masato Iwasaki, Mr. Andrew Plump, Mr. Costa Saroukos, Mr. Olivier Bohuon, Mr. Jean-Luc Butel, Mr. Ian Clark and Mr. Steven Gillis is approved, and if the election of Mr. Masami Iijima and Mr. Michel Orsinger as Director who is not an ASC Member is approved, the Company plans to continue the same agreements. Also, if election of Mr. John Maraganore is approved, the Company plans to conclude the same company indemnification agreement with him. 8. The Company has entered into directors & officers liability insurance contracts with insurance companies as defined in Article 430-3, Paragraph 1 of the Companies Act, under which Directors of the Company are insured. Such insurance covers damages which may arise from liability incurred by such insured persons in connection with the execution of their duties or claims made against such insured persons in relation to such liability . If re-election or election of the candidates is approved, such candidates will be insured under such insurance scheme. The insurance contracts are planned to be renewed during such candidates’ term of office. <Reference> Internal criteria for the independence of External Directors of the Company The Company will judge whether an External Director has sufficient independence against the Company with emphasis on his/her meeting the following quality requirements, on the premise that he/she meets the criteria for independence established by the financial instruments exchanges. The Company believes that such persons will truly meet the shareholders’ expectations as External Directors of the Company, i.e., persons who can exert a strong presence in a diverse group of people that comprise the directors of the Company by proactively continuing to inquire on the nature of, encourage improvement in, and make suggestions regarding the important matters of the Company doing a pharmaceutical business globally, for the purpose of facilitating an impartial and fair judgment of the Company’s business and securing the sound management of the Company. The Company requires that persons who will be external directors to meet two (2) or more items out of the following four (4) items of quality requirements: (1) He/She has advanced insight derived from experience in corporate management; (2) He/She has a high level of knowledge in areas requiring high expertise such as accounting and law; (3) He/She is well versed in the pharmaceutical and/or global business; and (4) He/She has advanced linguistic skills and/or broad experience, which enables him/her to understand diverse values and to actively participate in discussions with others.

**Fourth Proposal: Election of Four (4) Directors who are Audit and Supervisory Committee Members**

The term of office of the four (4) Directors who are Audit and Supervisory Committee ("ASC") Members, namely Koji Hatsukawa, Emiko Higashi, Masami Iijima and Michel Orsinger will expire at the close of this General Meeting of Shareholders. Therefore, the Company proposes the election of these four (4) External Directors who are ASC Members

This proposal was approved by the ASC.

The candidates for Directors who are ASC Members are as follows:

| Candidate No. | Name | | Current position and responsibilities | Tenure as Director | Number of Board of Directors meetings attended | Number of ASC meetings attended |
|---|---|---|---|---|---|---|
| 1 | Koji Hatsukawa | To be reelected as External Director Independent Director | Director Head of the ASC | 6 years | 8/8 (100%) | 10/10 (100%) |
| 2 | Emiko Higashi | To be reelected as External Director Independent Director | Director ASC Member | 6 years | 8/8 (100%) | 10/10 (100%) |
| 3 | Yoshiaki Fujimori | To be newly elected as External Director Independent Director | Director | 6 years | 8/8 (100%) | - |
| 4 | Kimberly A. Reed | To be newly elected as External Director Independent Director | - | - | - | - |

<Reference>
For the Board of Directors Skills Matrix in case the nominated directors proposed in the 3rd and 4th proposals are elected, please access the following URL.
https://www.takeda.com/siteassets/system/who-we-are/values-and-corporate-governance/file/skillmatrix_sm_146_en.pdf

- 23 -

<table>
<tr><td rowspan="2">Candidate No.1</td><td rowspan="2">Koji Hatsukawa</td><td>Number of Company Shares Owned</td><td>3,100 shares</td></tr>
<tr><td>Number of Company Shares to be provided under the Stock Compensation Plan</td><td>19,769 shares</td></tr>
</table>



Born on September 25, 1951 (70 years old)

To be Reelected as External Director Independent Director

Tenure as Director: 6 years

Attended 8 of the 8 meetings (100%) of the Board of Directors

Attended 10 of the 10 meetings (100%) of the ASC

**Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held**

| | |
|---|---|
| March 1974 | Joined Price Waterhouse Accounting Office |
| July 1991 | Representative Partner, Aoyama Audit Corporation |
| October 2005 | Director and Manager of International Operations, ChuoAoyama PricewaterhouseCoopers |
| May 2009 | CEO, PricewaterhouseCoopers Arata |
| June 2013 | External Audit & Supervisory Board Member, Fujitsu Limited (to present) |
| June 2016 | External Director of the Company who is an ASC Member |
| June 2019 | External Director of the Company who is the Head of the ASC (to present) |

[Reason for Election as External Director (ASC Member) and the Roles expected to be fulfilled by the candidate]

Mr. Koji Hatsukawa has extensive experience and expertise in the areas of corporate finance and accounting as a certified public accountant. He also has experience as representative and CEO of an auditing firm.

He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director. He has been involved in the management of the Company as External Director who is an ASC Member since June 2016 and as the Head of ASC since June 2019.

The Company nominates Mr. Hatsukawa as its External Director who is an ASC Member, because he is expected to continue to contribute to the realization of the vision of the ASC, which is to ensure the sound and continuous growth of the Company, realize the creation of mid- and long-term corporate value, and establish a good corporate governance system that will accommodate society's trust.

- 24 -

| | | | |
|---|---|---|---|
| Candidate No.2 | Emiko Higashi | Number of Company Shares Owned | 0 share |
| | | Number of Company Shares to be provided under the Stock Compensation Plan | 21,783 shares |



Born on November 6, 1958 (63 years old)

To be Reelected as External Director Independent Director

Tenure as Director: 6 years

Attended 8 of the 8 meetings (100%) of the Board of Directors

Attended 10 of the 10 meetings (100%) of the ASC

| Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held | |
|---|---|
| May 1994 | Managing Director, Investment Banking, Merrill Lynch & Co. |
| April 2000 | CEO, Gilo Ventures, LLC |
| January 2003 | Managing Director, Tomon Partners, LLC (to present) |
| November 2010 | External Director, KLA-Tencor Corporation (currently KLA Corporation) (to present) |
| June 2016 | External Director of the Company |
| May 2017 | External Director, Rambus Inc. (to present) |
| June 2019 | External Director of the Company who is an ASC Member (to present) |
| January 2021 | External Director, One Equity Partners Open Water I Corporation (to present) |

[Reason for Election as External Director (ASC Member) and the Roles expected to be fulfilled by the candidate]

Ms. Emiko Higashi has experience in pivotal positions, such as CEO of investment funds mainly in the U.S., as well as experience in investment funds specializing in healthcare and technology. She has advanced knowledge and extensive experience in the finance & accounting and finance industries, healthcare industry and data & technology.

She has contributed to ensuring fair and appropriate decisions and actions of the Company through her active participation at the Board of Directors as External Director. She has been involved in the management of the Company as External Director who is not an ASC Member since June 2016 and as External Director who is an ASC Member since June 2019.

The Company nominates Ms. Higashi as its External Director who is an ASC Member, because she is expected to continue to contribute to the realization of the vision of the ASC, which is to ensure the sound and continuous growth of the Company, realize the creation of mid- and long-term corporate value, and establish a good corporate governance system that will accommodate society’s trust.

- 25 -

| Candidate No.3 | Yoshiaki Fujimori | Number of Company Shares Owned | 5,600 shares |
|---|---|---|---|
| | | Number of Company Shares to be provided under the Stock Compensation Plan | 19,769 shares |



Born on July 3, 1951 (70 years old)

To be newly elected as External Director Independent Director

Tenure as Director: 6 years

Attended 8 of the 8 meetings (100%) of the Board of Directors

| Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held | |
|---|---|
| May 2001 | Senior Vice President, General Electric Company |
| March 2011 | Representative Director and Chairman, GE Japan Corporation |
| August 2011 | Representative Director, President and CEO, LIXIL Corporation |
| August 2011 | Director, Representative Executive Officer, President and CEO, LIXIL Group Corporation |
| January 2016 | Representative Director, Chairman and CEO, LIXIL Corporation |
| June 2016 | External Director of the Company (to present) |
| July 2016 | External Director, Boston Scientific Corporation (to present) |
| February 2017 | Senior Executive Advisor, CVC Asia Pacific (Japan) Kabushiki Kaisha (to present) |
| August 2018 | External Director and Chairman of the Board, Oracle Corporation Japan (to present) |
| June 2019 | External Director, Riraku K.K. (to present) |

[Reason for Election as External Director (ASC Member) and the Roles expected to be fulfilled by the candidate]

Mr. Yoshiaki Fujimori has served in pivotal positions, such as CEO in a global U.S. company and its Japanese subsidiary and at a Japanese company that promoted global expansion ahead of other companies. Through his career, he has gained deep insights from extensive experiences in global management of healthcare companies.

He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director. He has been involved in the management of the Company as External Director who is not an ASC Member since June 2016.

The Company nominates Mr. Fujimori as its External Director who is an ASC Member, because he is expected to contribute to the realization of the vision of the ASC, which is to ensure the sound and continuous growth of the Company, realize the creation of mid- and long-term corporate value, and establish a good corporate governance system that will accommodate society's trust.

- 26 -

- 27 - Candidate No.4 Kimberly A. Reed Number of Company Shares Owned 0 share Profile and Important Duties Concurrently Held October 1997 May 2004 February 2007 December 2007 September 2009 May 2019 February 2021 August 2021 Counsel, United States House of Representatives Senior Advisor to United States Secretaries of the Treasury, United States Department of the Treasury Director and Chief Executive Officer, Community Development Financial Institutions Fund, United States Department of the Treasury Vice President, Financial Markets Policy Relations, Lehman Brothers President, International Food Information Council Foundation Chairman of the Board of Directors, President, and Chief Executive Officer, Export-Import Bank of the United States Distinguished Fellow, Council on Competitiveness (to present) External Director, Momentus Inc. (to present) Born on March 11, 1971 (51 years old) To be newly elected as External Director Independent Director [Reason for Election as External Director (ASC Member) and the Roles expected to be fulfilled by the candidate] Ms. Kimberly A. Reed was the first woman to serve as Chairman of the Board of Directors, President, and CEO of the Export-Import Bank of the United States (EXIM)—the nation’s official $135 billion export credit agency—where she helped companies succeed in the competitive global marketplace. She has extensive domestic and international experience—including as CEO and Senior Advisor at the highest levels of the U.S. Government; President of an organization that focused on nutrition, health, and agriculture and worked with global companies on science-based communication strategies; and Counsel with the U.S. Congress. She is a Council on Competitiveness Distinguished Fellow and has served on numerous nonprofit Boards of Directors and Advisory Committees, including the Alzheimer’s Association and Indiana University-Bloomington School of Public Health. Ms. Reed’s leadership and wide expertise has enabled her to successfully navigate geopolitical, regulatory, international business, and public policy environments; address ESG; conduct oversight and investigations; and plan for future challenges. The Company nominates Ms. Reed as its External Director who is an ASC Member, because the Company expects her to contribute to the realization of the vision of ASC, which is to ensure the sound and continuous growth of the Company, realize the creation of mid- and long-term corporate value, and establish a good corporate governance system that will accommodate society’s trust.

- 28 - (Notes) 1. No special interests exist between the above candidates and the Company. 2. The Company introduced a stock compensation plan for Directors (excluding Directors residing overseas who are not External Directors) (the “Plan”). The number of Company shares to be provided (as of March 31, 2022) to each candidate under the Plan during his/her term of office or at the time of his/her retirement is described above together with the number of Company shares owned by each candidate. The provision of Company shares to the Directors will be made at the end of their term of office or at the certain timing. In addition, with regard to Company shares to be provided under the Plan, the voting rights thereof may not be exercised before such shares are provided to each candidate. 3. Among the candidates, Ms. Kimberly A. Reed owns 1,375 American Depositary Shares (ADS) of the Company, and in such a way she beneficially owns the Company’s shares. One ADS of the Company represents one-half (1/2) of an ordinary share of the Company. 4. Mr. Koji Hatsukawa, Ms. Emiko Higashi, Mr. Yoshiaki Fujimori and Ms. Kimberly A. Reed are candidates to become External Directors of the Company who are ASC Members. The Company has set “Internal criteria for independence of External Directors of the Company” (The contents of such criteria are as set forth on page 22) and elected the External Directors based on such criteria. All of these 4 persons have met the requirements for Independent Directors based on the regulations of the financial instruments exchanges that the Company is listed on (e.g., Tokyo Stock Exchange, Inc.). The Company has appointed Mr. Koji Hatsukawa, Ms. Emiko Higashi and Mr. Yoshiaki Fujimori as Independent Directors and submitted a notification to each exchange. Also, the Company plans to appoint Ms. Kimberly A. Reed as an Independent Director and will submit a notification to each of such exchanges. 5. The Company has entered into contracts with Mr. Koji Hatsukawa, Ms. Emiko Higashi and Mr. Yoshiaki Fujimori limiting the maximum amount of their liability for the damages set forth in Article 423, Paragraph 1 of the Companies Act to the legally stipulated value. If the re-election of Mr. Koji Hatsukawa and Ms. Emiko Higashi is approved, and if the election of Mr. Yoshiaki Fujimori as Director who is an ASC Member is approved, the Company plans to continue the same contracts to limit their liability. Also, if election of Ms. Kimberly A. Reed is approved, the Company plans to conclude the same contract with her for limitation of liability. 6. The Company has entered into company indemnification agreements with Mr. Koji Hatsukawa, Ms. Emiko Higashi and Mr. Yoshiaki Fujimori, as defined in Article 430-2, Paragraph 1 of the Companies Act, which provide that the Company shall indemnify expenses set forth in Article 430-2, Paragraph 1, Item 1 thereof, and damages set forth in Article 430-2, Paragraph 1, Item 2 thereof within the scope permitted by the laws and regulations. If re-election of Mr. Koji Hatsukawa and Ms. Emiko Higashi is approved, and if the election of Mr. Yoshiaki Fujimori as Director who is an ASC Member is approved, the Company plans to continue the same agreements. Also, if election of Ms. Kimberly A. Reed is approved, the Company plans to conclude the same company indemnification agreement with her. 7. The Company has entered into directors & officers liability insurance contracts with insurance companies as defined in Article 430-3, Paragraph 1 of the Companies Act, under which Directors of the Company are insured. Such insurance covers damages which may arise from liability incurred by such insured persons in connection with the execution of their duties or claims made against such insured persons in relation to such liability . If re-election or election of the candidates is approved, such candidates will be insured under such insurance scheme. The insurance contracts are planned to be renewed during such candidates’ term of office.

- 29 - Fifth Proposal: Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members The Company proposes to pay bonuses up to the total amount of 500 million JPY (excluding bonuses paid to the relevant Directors for their work as employees) to the three (3) Directors who are not Audit and Supervisory Committee Members (excluding Directors residing overseas and External Directors) in office as of the end of this fiscal year, in keeping with the achievement of the key performance indicators such as the Consolidated Revenue, 14 Global Brands + New Product Incremental Revenue and Core Operating Profit set forth for this fiscal year. The contents of this proposal were deliberated upon at the Compensation Committee and the resolutions were approved by the Board of Directors based on the Director’s Compensation Policy (the contents of such policy are as set forth in 2.(5) of Business Report), and the Company therefore considers this proposal as reasonable. END OF DOCUMENT

- 30 - (Enclosed Documents) Business Report (From April 1, 2021 to March 31, 2022) 1. Current State of the Takeda Group (1) Business Overview Takeda is a global, values-based, R&D-driven biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Our R&D efforts are focused on four therapeutic areas: Oncology, Rare Genetics and Hematology, Neuroscience, and Gastroenterology (“GI”). We also make targeted R&D investments in Plasma-Derived Therapies (“PDT”) and Vaccines. We focus on developing highly innovative medicines that make a difference in people’s lives by advancing the frontier of new treatment options and leveraging our collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. We have a presence in approximately 80 countries and regions, a network of manufacturing sites around the world, and major research centers in Japan and the United States. Over the past several years, we have extended our global reach, strengthened our presence in Oncology, GI and Neuroscience, and established a leading position in Rare Diseases and PDT, while adding significant assets to our growing R&D pipeline. Commercially, we have significantly strengthened our presence in the United States, Europe, and Growth and Emerging Markets. We are now in a position to deliver top line growth, maintain competitive margins, and generate strong cash flow, which we plan to continue to allocate towards ongoing investment for long-term growth in R&D, PDT and new product launches, reducing the debt incurred to finance the acquisition of Shire in January 2019, and delivering on our commitment to shareholder returns.

## (2) Business Performance for Fiscal 2021

### (i) Consolidated Financial Results (April 1, 2021 to March 31, 2022)

Billion JPY or percentage

| | For the fiscal year ended March 31, | | Change versus the previous year | |
|---|---|---|---|---|
| | 2021 | 2022 | | |
| Revenue | 3,197.8 | 3,569.0 | 371.2 | 11.6 % |
| Cost of sales | (994.3) | (1,106.8) | (112.5) | 11.3 % |
| Selling, general and administrative expenses | (875.7) | (886.4) | (10.7) | 1.2 % |
| Research and development expenses | (455.8) | (526.1) | (70.3) | 15.4 % |
| Amortization and impairment losses on intangible assets associated with products | (421.9) | (472.9) | (51.1) | 12.1 % |
| Other operating income | 318.0 | 43.1 | (274.9) | (86.4)% |
| Other operating expenses | (258.9) | (159.1) | 99.8 | (38.6)% |
| Operating profit | 509.3 | 460.8 | (48.4) | (9.5)% |
| Finance income and (expenses), net | (143.1) | (142.9) | 0.2 | (0.1)% |
| Share of profit (loss) of investments accounted for using the equity method | 0.1 | (15.4) | (15.4) | — |
| Profit before tax | 366.2 | 302.6 | (63.7) | (17.4)% |
| Income tax (expenses) benefit | 9.9 | (72.4) | (82.3) | — |
| Net profit for the year | 376.2 | 230.2 | (146.0) | (38.8)% |

***Revenue.*** Revenue for the fiscal year ended March 31, 2022 was 3,569.0 billion JPY, an increase of 371.2 billion JPY, or 11.6%, compared to the previous fiscal year. Excluding the impact from fluctuations in foreign exchange rates, which was calculated by translating revenue of the fiscal year ended March 31, 2022, using corresponding exchange rates in the previous fiscal year, the increase in revenue was 6.3%. In April 2021, Takeda completed the sale of a portfolio of diabetes products in Japan to Teijin Pharma Limited for 133.0 billion JPY, which was recorded as revenue and accounted for 4.2 percentage points of the increase in revenue. Excluding this selling price from revenue for the fiscal year ended March 31, 2022, the increase was 7.4%.

Each of our core therapeutic areas in the business (i.e. Gastroenterology ("GI"), Rare Diseases, Plasma-Derived Therapies ("PDT") Immunology, Oncology, and Neuroscience) contributed to positive revenue growth; however, Rare Diseases would have declined if not for the positive impact of the depreciation of the yen. Intensified competition impacted some products in this area, especially treatments for Rare Hematology. Although the impact of the global spread of COVID-19 did not have a material effect on our overall consolidated revenue for the fiscal year ended March 31, 2022, we have experienced some disruption to certain products in the second half of the fiscal year due to the spread of the Omicron variant, including shipping delays and fewer diagnostic procedures.

During the third quarter of the fiscal year ended March 31, 2022, LIVTENCITY (for post-transplant cytomegalovirus ("CMV") infection/disease) was launched in the U.S. in December 2021, following the launch of EXKIVITY (for non-small cell lung cancer) in the U.S. in September 2021.

Revenue outside of our core therapeutic areas increased by 50.1 billion JPY, or 8.7%, compared to the previous fiscal year to 624.1 billion JPY, due to the 133.0 billion JPY selling price of the diabetes portfolio in Japan and other increases including revenue from distributing Moderna's COVID-19 vaccine, SPIKEVAX Intramuscular Injection, in Japan, offsetting the impact from prior divestitures.

Year-on-year change in revenue for this fiscal year in each of our main therapeutic areas was primarily attributable to the following products:

- *GI.* In Gastroenterology, revenue was 875.7 billion JPY, a year-on-year increase of 97.9 billion JPY, or 12.6%. Growth was driven by Takeda's top-selling product ENTYVIO (for ulcerative colitis ("UC") and Crohn's disease ("CD")), with sales of 521.8 billion JPY, a year-on-year increase of 92.5 billion JPY, or 21.5%. Sales in the U.S. increased by 55.2 billion JPY, or 18.8%, to 349.5 billion JPY driven by increases in the first line biologic inflammatory bowel disease ("IBD") population both in UC and CD. Sales in Europe and Canada increased by 27.0 billion JPY, or 24.8%, to 136.0 billion JPY. In Growth and Emerging Markets, sales increased by 7.8 billion JPY, or 45.7%, to 25.0 billion JPY, primarily driven by increased sales in Brazil and China. Sales of TAKECAB (for acid-related diseases) were 102.4

- 31 -

- 32 - billion JPY, an increase of 17.6 billion JPY, or 20.7%, versus the previous fiscal year. This increase was mainly driven by the expansion of new prescriptions in the Japanese market due to TAKECAB's efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of GATTEX/REVESTIVE (for short bowel syndrome) were 75.8 billion JPY, an increase of 11.2 billion JPY, or 17.3%, primarily due to increased market penetration and new country launches including Japan. Sales of AMITIZA (for chronic constipation) decreased by 14.8 billion JPY, or 69.6%, to 6.5 billion JPY, due to generic entrants in the U.S. in January 2021. • Rare Diseases. In Rare Diseases, revenue was 611.2 billion JPY, a year-on-year increase of 19.5 billion JPY, or 3.3%. Revenue in Rare Metabolic increased by 10.0 billion JPY, or 6.1%, compared to the previous fiscal year to 172.6 billion JPY. Sales of enzyme replacement therapies ELAPRASE (for Hunter syndrome) and VPRIV (for Gaucher diseases) increased primarily in Europe and Growth and Emerging Markets, and in the U.S., Europe and Growth and Emerging Markets, respectively. Revenue in Rare Hematology decreased by 6.1 billion JPY, or 2.1%, to 283.7 billion JPY. Sales of ADVATE decreased by 10.0 billion JPY, or 7.8%, to 118.5 billion JPY. Sales of ADYNOVATE/ADYNOVI increased by 2.7 billion JPY, or 4.6%, to 60.7 billion JPY. Both products were impacted by the competitive landscape in the hemophilia A non-inhibitors market in the U.S. FEIBA sales decreased by 5.3 billion JPY, or 12.0%, to 39.2 billion JPY, negatively impacted by the difference in timing of government tenders in Growth and Emerging Markets. Revenue in Hereditary Angioedema (“HAE”) was 153.6 billion JPY, a year-on-year increase of 14.3 billion JPY, or 10.2%. Sales of TAKHZYRO were 103.2 billion JPY, an increase of 16.5 billion JPY, or 19.1%, versus the previous fiscal year primarily due to expansion of the prophylactic market, continued geographic expansion and strong patient uptake. Sales of CINRYZE decreased by 2.6 billion JPY, or 11.8%, to 19.3 billion JPY, primarily due to conversion to TAKHZYRO and a shift to newer agents marketed by competitors. • PDT Immunology. In Plasma-Derived Therapies (“PDT”) Immunology, revenue increased by 86.6 billion JPY, or 20.6%, compared to the previous fiscal year to 507.0 billion JPY. Aggregate sales of immunoglobulin products were 385.9 billion JPY, an increase of 51.0 billion JPY, or 15.2%, compared to the previous fiscal year. In particular, sales of GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)) increased due to continued strong demand globally and enabled by growing supply. In addition, CUVITRU and HYQVIA, which are SCIG (subcutaneous immunoglobulin) therapies, marked double digit percentage of revenue growth. Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 90.0 billion JPY, an increase of 32.5 billion JPY, or 56.4%, versus the previous fiscal year driven by higher sales following the resolution of the supply interruption which impacted HUMAN ALBUMIN for release in China in the second half of the previous fiscal year, in addition to strong FLEXBUMIN demand in China and the U.S. • Oncology. In Oncology, revenue was 468.7 billion JPY, a year-on-year increase of 52.2 billion JPY, or 12.5%. Sales of VELCADE (for multiple myeloma) increased by 8.9 billion JPY, or 8.8% versus the previous fiscal year to 110.0 billion JPY. This growth was driven by an increase in U.S. sales of 10.4 billion JPY, or 10.8%, versus the previous fiscal year. This reflects a rebound in demand after lower sales in the first quarter of the previous fiscal year, when prescribers favored orally administered products over infusions or injections early in the COVID-19 pandemic. In addition, increased use of VELCADE as part of initial treatment for new patients contributed to the growth this year in the U.S. Royalty income outside the U.S. decreased due to continued generic erosion. Sales of LEUPLIN/ENANTONE (generic name: leuprorelin) (for endometriosis, uterine fibroids, premenopausal breast cancer, prostatic cancer, etc.), an off-patented product, increased by 11.1 billion JPY, or 11.6%, versus the previous fiscal year to 106.5 billion JPY mainly driven by an increased supply in the U.S. which was partially offset by a decrease in Japan due to generic erosion and competition. Sales of NINLARO (for multiple myeloma) were 91.2 billion JPY, an increase of 3.8 billion JPY, or 4.4%, versus the previous fiscal year. In the U.S., NINLARO growth was adversely impacted by a temporary demand increase favoring oral options early in the previous fiscal year due to COVID-19, and by demand slow-downs in the fourth quarter of the current fiscal year. There has been continued strong growth in other regions, particularly in China and Japan. Sales of ADCETRIS (for malignant lymphomas) increased by 9.8 billion JPY, or 16.4% versus the previous fiscal year to 69.2 billion JPY, led by strong growth in sales in Growth and Emerging Markets, particularly in China where it was approved in May 2020. Sales of

ALUNBRIG (for non-small cell lung cancer) were 13.6 billion JPY, an increase of 4.8 billion JPY, or 54.9% due to new launches and market penetration around the world.

- *Neuroscience.* In Neuroscience, revenue was 482.3 billion JPY, a year-on-year increase of 65.0 billion JPY, or 15.6%. Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder ("ADHD")) were 327.1 billion JPY, an increase of 55.5 billion JPY, or 20.4%, versus the previous fiscal year. VYVANSE/ELVANSE has been negatively affected by COVID-19 during the course of the pandemic, most notably during periods when stay-at-home restrictions have been in place reducing patient visits, subsequent diagnoses and creating temporary discontinuation of medication. While the trend has been fluctuating since 2020, overall there has been a positive impact from increasing prescriptions in the current fiscal year. Sales of TRINTELLIX (for major depressive disorder ("MDD")) were 82.3 billion JPY, an increase of 13.4 billion JPY, or 19.5%, versus the previous fiscal year, due to increasing prescriptions in the U.S. and in Japan. The increase of these products was partially offset by the decrease of other neuroscience products such as REMINYL (for Alzheimer's disease), attributable to the continued impact of competition from generic products in Japan.

Revenue by Geographic Region:

Billion JPY; percentages are the proportion to total revenue

| | For the fiscal year ended March 31, | | | |
|---|---|---|---|---|
| Revenue: | 2021 | | 2022 | |
| Japan*1 | 559.7 | 17.5 % | 659.0 | 18.5 % |
| United States | 1,567.9 | 49.0 % | 1,714.4 | 48.0 % |
| Europe and Canada | 666.2 | 20.8 % | 739.2 | 20.7 % |
| Asia (excluding Japan) | 156.2 | 4.9 % | 197.0 | 5.5 % |
| Latin America | 121.6 | 3.8 % | 128.5 | 3.6 % |
| Russia/CIS | 57.6 | 1.8 % | 62.1 | 1.7 % |
| Other*2 | 68.5 | 2.1 % | 68.9 | 1.9 % |
| Total | 3,197.8 | 100.0 % | 3,569.0 | 100.0 % |

*1 The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the fiscal year ended March 31, 2022.

*2 Other includes the Middle East, Oceania and Africa.

***Cost of Sales.*** Cost of Sales increased by 112.5 billion JPY, or 11.3%, to 1,106.8 billion JPY. The increase was primarily due to the depreciation of the yen and a sales increase of products with higher cost of sales ratio for the fiscal year ended March 31, 2022. The increase was partially offset by a 46.5 billion JPY decrease in non-cash charges related to the unwind of the fair value step up on acquired inventory recognized in connection with the acquisition of Shire as well as a decrease of cost of sales from divested products of the previous fiscal year.

***Selling, General and Administrative (SG&A) expenses.*** SG&A expenses increased by 10.7 billion JPY, or 1.2%, to 886.4 billion JPY for the fiscal year ended March 31, 2022, mainly due to the impact from the depreciation of the yen in the current fiscal year.

***Research and Development (R&D) expenses.*** R&D expenses increased by 70.3 billion JPY, or 15.4%, to 526.1 billion JPY for the fiscal year ended March 31, 2022, mainly due to further investment in prioritized new molecular entities as well as the impact from the depreciation of the yen in the current fiscal year.

***Amortization and Impairment Losses on Intangible Assets Associated with Products.*** Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 51.1 billion JPY, or 12.1%, to 472.9 billion JPY for the fiscal year ended March 31, 2022 mainly due to impairment charges of certain in-process R&D assets including TAK-721 due to discontinuation of the program and intangible assets related to NATPARA resulting from the reassessment of the recoverable amount and recorded in the current fiscal year.

***Other Operating Income.*** Other Operating Income was 43.1 billion JPY, a decrease of 274.9 billion JPY, or 86.4%, for the fiscal year ended March 31, 2022, predominantly driven by the effect of a 228.9 billion JPY divestiture gain in the previous fiscal year. This included a 139.5 billion JPY gain on sale of shares and relevant assets of Takeda Consumer Healthcare Company Ltd., and other non-core assets amounting to 89.4 billion JPY. The decrease is also due to a 60.2

- 33 -

- 34 - billion JPY revaluation gain recorded in the previous fiscal year, triggered by an update to previously recognized liabilities for pipeline compound SHP647 and certain associated rights ("SHP647"), to reflect management’s decision to terminate the clinical trial program following the European Commission’s decision in May 2020 to release Takeda’s obligation to divest SHP647. Other Operating Expenses. Other Operating Expenses were 159.1 billion JPY, a decrease of 99.8 billion JPY, or 38.6%, for the fiscal year ended March 31, 2022. This is mainly attributable to a 72.9 billion JPY loss recognized in the previous year from changes in the fair value of financial assets associated with contingent consideration arrangements from the divestment of XIIDRA and a 32.0 billion JPY decrease in restructuring expenses mainly attributable to the decrease in Shire integration costs. Operating Profit. As a result of the above factors, Operating Profit decreased by 48.4 billion JPY, or 9.5%, for the fiscal year ended March 31, 2022 to 460.8 billion JPY. Net Finance Expenses. Net Finance Expenses were 142.9 billion JPY for the fiscal year ended March 31, 2022, a decrease of 0.2 billion JPY, or 0.1%, compared to the previous fiscal year. These results include a negative impact from the remeasurement of a warrant to purchase stocks of a company held by Takeda that was offset by factors including a gain on prior equity method investments related to the acquisition of Maverick Therapeutics, Inc. in April 2021 recorded in the current fiscal year and a decrease in net interest expense primarily driven by the reduction in outstanding balances of bonds and loans. Share of Loss of Investments Accounted for Using the Equity Method. Share of Loss of Investments Accounted for Using the Equity Method was 15.4 billion JPY, a decrease of 15.4 billion JPY compared to Share of Profit of Investments Accounted for Using the Equity Method of 0.1 billion JPY for the previous fiscal year, mainly due to the negative impact from Takeda's share of loss on an investment held by Takeda Ventures, Inc. This negative impact was partially offset by a decrease of Takeda's share of impairment loss recognized by Teva Takeda Pharma Ltd. Income Tax Expenses. Income Tax Expenses were 72.4 billion JPY for the fiscal year ended March 31, 2022, compared to income tax benefit of 9.9 billion JPY for the previous fiscal year. This was primarily due to a decrease of tax benefits from internal entity restructuring transactions and a current fiscal year's tax charge of 65.4 billion JPY for tax and interest, net of 0.5 billion JPY of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014. There was also a decrease in tax benefits from the recognition of previously unrecognized deferred tax assets. These unfavorable changes were partially offset by a tax charge on divestitures in the previous fiscal year, decreased deferred tax liability for unremitted earnings in foreign subsidiaries, and lower pretax earnings. Net Profit for the Year. Net Profit for the Year decreased by 146.0 billion JPY, or 38.8%, for the fiscal year ended March 31, 2022 to 230.2 billion JPY.

- 35 - (ii) Underlying Results (April 1, 2021 to March 31, 2022) Definition of Core and Underlying Growth Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes. Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis using a full year plan rate and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance. Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics. Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reported periods presented. Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented. Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core EPS (as defined below), divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period. Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda's core operations. Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs. Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented. Underlying Results For the fiscal year ended March 31, 2022 Underlying Revenue Growth +7.4% Underlying Core Operating Profit Growth +5.4% Underlying Core Operating Profit Margin 28.0% Underlying Core EPS Growth +9.4% Underlying Revenue Growth was 7.4% compared to the previous fiscal year, driven by our diverse portfolio of global products as well as new product launches. Underlying revenue attributable to Takeda’s 14 global brands* grew by 12.0%, which constitute approximately 42% of the total Underlying revenue. * Takeda's 14 global brands GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL Rare Diseases: NATPARA/NATPAR, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, HUMAN ALUBUMIN/FLEXBUMIN Oncology: NINLARO, ALUNBRIG

- 36 - Underlying Revenue Growth by Therapeutic Area GI +6.8% Rare Diseases -1.4% Rare Metabolic +2.4% Rare Hematology -6.7% Hereditary Angioedema +4.3% PDT Immunology +13.6% Oncology +7.6% Neuroscience +9.5% Other +12.8% Total +7.4% (Note) Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures. Please refer to 1. Current State of the Takeda Group, (2) Business Performance for Fiscal 2021, (i) Consolidated Financial Results (April 1, 2021 to March 31, 2022), Revenue, for the revenue of each core therapeutic area and sales of major products before underlying adjustments. The impact of major non-recurring items and divestitures* excluded to calculate Underlying Revenue: • Revenue of select over-the-counter and non-core products in Asia Pacific is excluded from the previous fiscal year as the divestiture was completed in November 2020. • Revenue of select non-core prescription pharmaceutical products predominantly in Europe is excluded from the previous fiscal year as the divestiture was completed in December 2020. • Revenue of select over-the-counter and non-core products in Latin America is excluded from the previous fiscal year as the divestiture was completed in January 2021. • Net sales from TACHOSIL, a surgical patch, are excluded from the previous fiscal year as the divestiture was completed in January 2021. • Revenue of select over-the-counter and non-core products predominantly in Europe is excluded from the previous fiscal year as the divestiture was completed in March 2021. • Revenue of the former subsidiary, Takeda Consumer Healthcare Company Limited, is excluded from the previous fiscal year as the divestiture was completed in March 2021. • Net sales from a portfolio of diabetes products in Japan (NESINA, LIOVEL, INISYNC and ZAFATEK) are excluded from the previous fiscal year as the divestiture was completed at the beginning of April 2021. In addition, the non- recurring item of the 133.0 billion JPY selling price as the result of the completion of the divestiture is excluded from the current fiscal year. *Revenue of select non-core prescription pharmaceutical products in China had been excluded from both the current fiscal year and the previous fiscal year until the third quarter of the fiscal year ended March 31, 2022. However, as the divestiture was completed at the end of March 2022, the current fiscal year and the previous fiscal year are comparable, thus, in this quarter, no exclusion of its divestiture impact has been made for either fiscal year. Underlying Core Operating Profit Growth was 5.4%, attributable to Underlying Revenue Growth. Core Operating Profit for the current fiscal year, which excludes items unrelated to Takeda's core operations such as the sale of a portfolio of diabetes products in Japan, was 955.2 billion JPY. Underlying Core Operating Profit Margin for the current fiscal year was 28.0%. Underlying Core EPS Growth for the current fiscal year was 9.4%.

- 37 - (iii) Activities and Results of Research & Development Research and development expenses for the year ended March 31, 2022 were 526.1 billion JPY. The research and development (R&D) of pharmaceutical products is a lengthy and expensive process that can span more than 10 years. The process includes multiple studies to evaluate a product’s efficacy and safety, followed by submission to regulatory authorities who review the data and decide whether to grant marketing approval. Only a small number of therapeutic candidates pass such rigorous investigation and become available for use in clinical treatment. Once approved, there is ongoing R&D support for marketed products, including medical affairs and other investments. Clinical trials, which must comply with regional and international regulatory guidelines, generally take five to seven years or longer, and require substantial expenditures. In general, clinical trials are performed in accordance with the guidelines set by the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use. The relevant regional regulatory authorities are the Ministry of Health, Labour and Welfare (MHLW) for Japan, the Food and Drug Administration (FDA) for the United States, the European Medicines Agency (EMA) for the EU and National Medical Products Administration (NMPA) for China. The three phases of human clinical trials, which may overlap with each other, are as follows: Phase 1 (“P-1”) clinical trials Conducted using a small group of healthy adult volunteers in order to evaluate safety and absorption, distribution, metabolism and excretion of the drug. Phase 2 (“P-2”) clinical trials Conducted using a small group of patient volunteers in order to evaluate safety, efficacy, dosage and administration methods. P-2 clinical trials may be divided into two sub- categories, P-2a and P-2b. P-2a are usually pilot studies designed to demonstrate clinical efficacy or biological activity. P-2b studies look to find the optimum dose at which the drug shows biological activity with minimal side-effects. Phase 3 (“P-3”) clinical trials Conducted using a large number of patient volunteers in order to evaluate safety and efficacy in comparison to other medications already available or placebo. Of these three phases, Phase 3 requires the largest expenditures and thus the decision to proceed with Phase 3 testing is a critical business decision in the drug development process. For those drug candidates that pass Phase 3 clinical trials, a New Drug Application ("NDA"), Biologics License Application (“BLA”) or a Marketing Authorization Application (“MAA”) is submitted to the relevant governmental authorities for approval, which if granted permits the subsequent launch of the drug. The preparation of an NDA, BLA or MAA submission involves considerable data collection, verification, analysis and expense. Even after the launch of the product, health authorities require post-marketing surveillance of adverse events, and they may request a post-marketing study to provide additional information regarding the risks and benefits of the product. Takeda’s R&D engine is focused on translating science into highly innovative, life-changing medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, Plasma-Derived Therapies (“PDT”) and Vaccines. The R&D engine for Innovative Biopharma is the largest component of our R&D investment and has produced exciting new molecular entities (“NMEs”) that represent potential best-in- class and/or first-in-class medicines in areas of high unmet medical need across our core therapeutic areas (oncology, rare genetics and hematology, neuroscience, and gastroenterology (“GI”)). Over the past several years, including via our acquisition of Shire, we are working to harness the potential of cell and gene therapies by investing in new capabilities and next-generation platforms internally and through a network of partnerships. Takeda’s pipeline is positioned to support both the near-term and long-term sustained growth of the company. Once first approval of a product is achieved, Takeda R&D is equipped to support geographic expansions of such approval and approvals in additional indications, as well as post-marketing commitment and potential additional formulation work. Takeda’s R&D team works closely with the commercial functions to maximize the value of marketed products and reflect commercial insights in its R&D strategies and portfolio.

- 38 - Our key in-house R&D facilities include: • Shonan Heath Innovation Park: Located in Fujisawa and Kamakura in Kanagawa Prefecture in Japan, the Shonan Health Innovation Park ("Shonan iPark") was established in 2011 as the Shonan Research Center and is our primary location for neuroscience research. In April 2018, we launched Shonan iPark to enhance scientific innovation and establish a life science ecosystem with diverse external parties. To attract more diverse partners and to further the success of the Shonan iPark, in April 2020 Takeda transferred ownership rights of Shonan iPark to a trustee and Takeda, as a flagship tenant, has signed a 20-year lease agreement with the trustee and is committed to invigorating life science research in Japan. • Greater Boston Area Research and Development Site: Our Boston R&D site is located in Cambridge, Massachusetts in the United States. It is the center of our global oncology, GI, and rare genetics and hematology R&D, and also supports R&D in other areas including plasma-derived therapies and vaccines, as well as research in immunomodulation and biologics. The site is home to the Takeda Cell Therapy engine with a recently opened state-of-the-art cell therapy manufacturing facility. • San Diego Research and Development Site: Our R&D site located in San Diego, California in the United States supports R&D in the GI and neuroscience areas. The San Diego research center operates as a “biotech-like” site and leverages internal capabilities such as structural biology and biophysics to catalyze research internally and externally. • Vienna, Austria Research and Development Site: Our R&D sites, located in Vienna and nearby Orth, Austria, support R&D in PDT and Gene Therapy. The research centers contain manufacturing sites for plasma derived products and gene therapy products. Major progress on R&D events since April 2021 are listed as follows: R&D pipeline Oncology In Oncology, Takeda endeavors to deliver novel medicines to patients with cancer worldwide through a commitment to breakthrough innovation and a passion for improving the lives of patients. Takeda focuses on three key areas in oncology: (1) building on its foundational expertise in hematologic malignancies through continued investment in lifecycle management programs for marketed products NINLARO, ADCETRIS, and ICLUSIG, as well as in pipeline assets in Multiple Myeloma and other blood cancers; (2) further developing its portfolio in lung cancer with the marketed products ALUNBRIG, EXKIVITY, and development programs in targeted lung cancer populations; and (3) pursuing novel immuno-oncology targets and next-generation platforms harnessing the power of the innate immune system, internally and through external partnerships. NINLARO / Generic name: ixazomib – In May 2021, Takeda announced that it received approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) for a partial amendment to the manufacturing and marketing approval of NINLARO to expand the eligible patient population for this medicine to those requiring a maintenance therapy after first-line treatment for multiple myeloma without prior stem cell transplant. The approval is based primarily on the results of the TOURMALINE-MM4 study, a randomized and placebo-controlled double-blind multicenter international Phase 3 clinical trial. The study achieved its primary endpoint, demonstrating a statistically significant improvement in progression-free survival (PFS) in adult patients with multiple myeloma receiving NINLARO maintenance who had not undergone stem cell transplantation. The safety profile of NINLARO as a maintenance therapy is similar to its established safety profile in the monotherapy setting, and, notably, no new concerns were identified in the TOURMALINE-MM4 study. ICLUSIG / Generic name: ponatinib – In June 2021, Takeda presented primary analysis data from the Phase 2 OPTIC (Optimizing Ponatinib Treatment in CML) trial during an oral session at the virtual 57th American Society of Clinical Oncology (ASCO) Annual Meeting, and as an oral session at the virtual 26th European Hematology Association (EHA) Annual Meeting. The OPTIC trial, which evaluated treatment in patients with resistant disease, with and without

- 39 - mutations, met its primary endpoint. The study demonstrated that the optimal benefit-risk profile for ICLUSIG in patients with CP-CML is achieved with a daily starting dose of 45-mg and, upon achieving ≤1% BCR-ABL1IS, dose reduction to 15-mg. The results also suggest a clinically manageable safety and arterial occlusive event (AOE) profile for ICLUSIG. ALUNBRIG / Generic name: brigatinib – In June 2021, Takeda announced that ALUNBRIG can be used for first-line treatment of patients with non- small cell lung cancer (NSCLC) who are ALK fusion gene positive (ALK-positive) as determined by the companion diagnostic ALK fusion protein kit, Ventana OptiView ALK (D5F3) (Ventana) in Japan. Ventana, developed by Roche Diagnostics, which uses as its assay principle the immunohistochemical staining method (IHC method), received an additional indication through a partial change of the drug's manufacturing and marketing approval to include its use to ALUNBRIG. The additional approval of ALUNBRIG for the indication of Ventana, in addition to the Fluorescence In Situ Hybridization (FISH) diagnostic, will provide a wider range of ALK-positive NSCLC patients with the opportunity to be treated with ALUNBRIG. – In March 2022, Takeda announced that the National Medical Products Administration (NMPA) of China approved ALUNBRIG as a monotherapy for the treatment of patients with anaplastic lymphoma kinase- positive (ALK+) locally advanced or metastatic non-small cell lung cancer (NSCLC). In the US, it has been listed as a preferred first-line therapy by the National Comprehensive Cancer Network (NCCN) Clinical Practice Guidelines in Oncology and also listed in the Chinese Society of Clinical Oncology (CSCO) Guidelines for Diagnosis and Treatment of Non-Small Cell Lung Cancer. Alunbrig is Takeda’s first lung cancer drug approved in China. ADCETRIS / Generic name: brentuximab vedotin – In September 2021, Takeda announced that it submitted a Supplemental New Drug Application (sNDA) of ADCETRIS in the first-line treatment of CD30-positive Hodgkin lymphoma in pediatric patients in Japan. This application is based on the results of a global Phase 1/2 trial (C25004 Trial) evaluating the efficacy and safety of ADCETRIS in combination with AVD (doxorubicin, vinblastine and dacarbazine) as a first-line therapy in pediatric patients with previously untreated advanced-stage Hodgkin lymphoma. CABOMETYX / Generic name: cabozantinib – In August 2021, Takeda and Ono Pharmaceutical (Ono) announced that the companies received an approval from the Japanese Ministry of Health. Labour and Welfare (MHLW) for CABOMETYX and Ono’s OPDIVO (nivolumab), a human anti-human PD-1 monoclonal antibody, in combination therapy for the treatment of unresectable or metastatic renal cell carcinoma (RCC), for a partial change in approved items of the manufacturing and marketing approval. This approval is based on results from the global, multi-center, randomized, open-label Phase 3 CheckMate-9ER study, evaluating OPDIVO and CABOMETYX combination therapy versus sunitinib alone in patients with previously untreated advanced or metastatic RCC. In this study, OPDIVO and CABOMETYX combination therapy demonstrated a significant and clinically meaningful improvement in the primary endpoint of progression-free survival (PFS) as assessed by the blind independent central review (BICR), compared to sunitinib alone at the final analysis, as well as the secondary endpoints of overall survival (OS) and objective response rate (ORR) as assessed by the BICR. The safety profiles of OPDIVO and CABOMETYX combination therapy observed in the study were consistent with the previously reported safety profile of each product. ZEJULA / Generic name: niraparib – In September 2021, Takeda announced that it has received approval from the Japanese Ministry of Health. Labour and Welfare (MHLW) to manufacture and market ZEJULA tablets 100mg (ZEJULA tablets) as an additional formulation for ZEJULA capsules 100mg (ZEJULA capsules), an oral poly (ADP-ribose) polymerase (PARP) inhibitor. The approval was granted based on the results of a human bioequivalence trial (3000-01-

- 40 - 004 trial) and a dissolution study that confirmed the equivalence of ZEJULA capsules and ZEJULA tablets. ZEJULA capsules require refrigerated storage, however the newly approved ZEULA tablets can be stored at room temperature. EXKIVITY / Generic name: mobocertinib – In May 2021, Takeda announced updated data from the Phase 1/2 trial of mobocertinib in patients with epidermal growth factor receptor (EGFR) Exon20 insertion mutation-positive (insertion+) metastatic non-small cell lung cancer (mNSCLC) who received prior platinum-based chemotherapy. The results showed mobocertinib continued to demonstrate clinically meaningful benefit after over a year of follow up and were presented at the virtual 57th American Society of Clinical Oncology (ASCO) Annual Meeting. Results showed a median overall survival (OS) of 24 months with a median follow up of 14 months, and responses were observed across diverse EGFR Exon20 insertion variants. Other key data points such as confirmed objective response rate (ORR), a median duration of response (DoR) and a disease control rate (DCR), remained consistent with previously reported data. The safety profile observed was manageable and consistent with previous findings. – In July 2021, Takeda announced that Center for Drug Evaluation (CDE) of the National Medical Products Administration of China (NMPA) has accepted the New Drug Application (NDA) for mobocertinib and granted priority review for this Class-1 innovative drug, for the treatment of adult patients with non-small cell lung cancer (NSCLC) with epidermal growth factor receptor (EGFR) Exon20 insertion mutations. – In September 2021, Takeda announced that the U.S. Food and Drug Administration (FDA) has approved EXKIVITY for the treatment of adult patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) with epidermal growth factor receptor (EGFR) exon 20 insertion mutations as detected by an FDA- approved test, whose disease has progressed on or after platinum-based chemotherapy. The FDA approval is based on results from the platinum-pretreated population in the Phase 1/2 trial of EXKIVITY, which consisted of 114 patients with EGFR Exon20 insertion+ NSCLC who received prior platinum-based therapy and were treated at the 160 mg dose once- daily. EXKIVITY, which was granted priority review and received Breakthrough Therapy Designation, Fast Track Designation and Orphan Drug Designation from the FDA, is the first and only approved oral therapy specifically designed to target EGFR Exon20 insertion mutations. This indication is approved under Accelerated Approval based on overall response rate (ORR) and duration of response (DoR). Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial. The FDA simultaneously approved Thermo Fisher Scientific’s Oncomine Dx Target Test as a next-generation sequencing (NGS) companion diagnostic for EXKIVITY to identify NSCLC patients with EGFR Exon20 insertions. VECTIBIX / Generic name: panitumumab – In March 2022, Takeda announced that the PARADIGM trial (Panitumumab and RAS, Diagnostically useful Gene Mutation for mCRC), a Phase 3 clinical study of VECTIBIX conducted in Japan, has met its primary endpoint. The PARADIGM trial is a randomized Phase 3 study designed to compare the efficacy and safety of VECTIBIX versus Bevacizumab, both used in combination with mFOLFOX6, in patients with RAS wild-type metastatic colorectal cancer (mCRC) who are previously untreated with chemotherapy. The PARADIGM trial is the first prospective study to evaluate the optimal treatment for patients with left-sided primary tumors (descending colon, sigmoid colon, rectum), RAS wild-type mCRC. The topline results of the trial demonstrated that VECTIBIX plus mFOLFOX6 arm resulted in statistically significant overall survival (OS) improvement, the primary endpoint of this study, in both left-sided primary tumor population and intent-to-treat population, compared to the bevacizumab plus mFOLFOX6 arm. The safety profile of VECTIBIX in this study was consistent with the current package insert. Development code: TAK-924 / Generic name: pevonedistat – In September 2021, Takeda announced the Phase 3 PANTHER (Pevonedistat-3001) study did not achieve pre-defined statistical significance for the primary endpoint of event-free survival (EFS). The trial evaluated

- 41 - whether the combination of pevonedistat plus azacitidine as first-line treatment for patients with higher-risk myelodysplastic syndromes (MDS), chronic myelomonocytic leukemia (CMML) and low-blast acute myeloid leukemia (AML) improved EFS versus azacitidine alone. An event in the trial was defined as death or transformation to AML in participants with higher-risk MDS or CMML, whichever occurred first, and death in participants with AML. Takeda discontinued all research and development. Rare Genetics & Hematology In Rare Genetics & Hematology, Takeda focuses on several areas of high unmet medical need. In hereditary angioedema, Takeda aspires to transform the treatment paradigm, including through TAKHZYRO, with continued investment in lifecycle management programs including evaluating TAKHZYRO in Bradykinin-mediated angioedema with normal C1-inhibitor. In rare hematology, Takeda focuses on addressing today’s needs in the treatment of bleeding disorders, including through ADVATE and ADYNOVATE/ADYNOVI, as well as on the development of pipeline assets including TAK-755 for the treatment of immune thrombotic thrombocytopenic purpura (iTTP) and congenital thrombotic thrombocytopenic purpura (cTTP). In rare genetics and others, Takeda is developing treatments for lysosomal storage disorders (LSDs), with a portfolio that includes commercial products such as ELAPRASE and REPLAGAL, and late- stage investigational therapies and pipeline candidates like pabinafusp alfa for Hunter Syndrome. In addition, Takeda aims to redefine the management of post-transplant cytomegalovirus (CMV) infection/disease with LIVTENCITY. We are also building differentiated gene therapy capabilities for the development and delivery of functional cures to patients with rare diseases. TAKHZYRO / Generic name: lanadelumab – In July 2021, Takeda announced the results from two final analyses from the Phase 3 HELP (Hereditary Angioedema Long-term Prophylaxis) Study™ Open-label Extension (OLE), which evaluated the long-term safety (primary endpoint) and efficacy of TAKHZYRO (lanadelumab) 300 mg every two weeks for up to 2.5 years. In the first analysis, the mean (min, max) reduction in the attack rate compared to baseline observed in the study population (N=212) was of 87.4 percent (-100; 852.8), and the median reduction was 97.7 percent and patients received treatment for a mean (standard deviation) duration of 29.6 (8.2) months. At steady state – day 70 to the end of the treatment period – attack rates were further reduced to a mean of 92.4 percent and a median reduction of 98.2 percent. An additional analysis further suggests TAKHZYRO was a well-tolerated treatment that prevented HAE attacks over an extended planned 132 week treatment period across specific HAE patient demographic and disease characteristic subgroups. These data were presented at the 2021 European Academy of Allergy and Clinical Immunology (EAACI) Hybrid Congress. – In February 2022, Takeda announced the U.S. Food and Drug Administration (FDA) approval of the TAKHZYRO injection single-dose prefilled syringe (PFS) to prevent attacks of hereditary angioedema (HAE) in adult and pediatric patients 12 years of age and older. The PFS is ready to use and requires fewer preparation steps than the current TAKHZYRO vial injection, while also reducing supplies and waste. – In February 2022, Takeda announced that it presented four abstracts including interim real-world data from the observational Phase 4 EMPOWER study of TAKHZYRO as a treatment for people with Hereditary Angioedema (HAE) Type I or II in North America, as well as findings from a post-hoc analysis of the Phase 3 HELP Open Label Extension (OLE) study of long-term safety and efficacy of TAKHZYRO in HAE patients 12 years of age and older at the American Academy of Allergy, Asthma and Immunology (AAAAI) 78th Annual Meeting. Interim real-world data from Phase 4 EMPOWER study showed attack rate reduction and improvement in treatment satisfaction and other patient-reported outcome scores. The interim patient- reported outcomes showed a reduction of monthly attack rates in new users and showed sustained angioedema control in established users over twelve-months using the angioedema control test (AECT). In addition, a post-hoc analysis of global Phase 3 HELP and HELP OLE showed that reduction of attack rates with TAKHZYRO were similar for patients previously on androgen treatments. – In March 2022, Takeda announced that it has received approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) for TAKHZYRO subcutaneous injection 300mg syringes for prophylaxis against acute attacks of hereditary angioedema (HAE) in adult and pediatric patients 12 years of age and older in Japan. The approval is primarily based on results of the global Phase 3 HELP Study and the Phase 3 HELP Study

- 42 - Open Label Extension (OLE), in addition to results of a Phase 3 study evaluating the efficacy and safety of TAKHZYRO in Japanese patients. Combined, these studies have demonstrated the efficacy and safety profile of TAKHZYRO as a preventive treatment for HAE attacks. – In April 2022, Takeda announced that the Phase 3 SHP643-301 study evaluating the safety profile and pharmacokinetics of TAKHZYRO in patients 2 to <12 years of age is complete and has met its objectives. The safety profile was consistent with that seen in the clinical program for patients 12 years of age and older; there were no serious adverse events and no dropouts due to adverse events. The study also successfully reached the secondary objective evaluating the clinical activity/outcome of TAKHZYRO in preventing hereditary angioedema (HAE) attacks as well as characterizing the pharmacodynamics of TAKHZYRO in pediatric subjects 2 to <12 years of age. REPLAGAL / Generic name: agalsidase alfa – In November 2021, Takeda and Sumitomo Dainippon Pharma Co., Ltd. (Sumitomo Dainippon Pharma) announced that Takeda will assume the manufacturing and marketing authorization (and the marketing rights) of REPLAGAL 3.5mg for Fabry disease, an α-galactosidase enzyme intravenous (IV) infusion, from Sumitomo Dainippon Pharma as of February 15, 2022 in Japan. FIRAZYR / Generic name: icatibant – In December 2021, Takeda announced that it has submitted an application for a revision to the marketing approval for the selective bradykinin B2 receptor blocker FIRAZYR for the treatment of pediatric patients with hereditary angioedema (HAE) in Japan. This application is based primarily on a Japanese Phase 3 open-label study and an overseas Phase 3 open-label study evaluating the safety, efficacy and pharmacokinetics of subcutaneous administration of FIRAZYR in children mainly aged between two and 18 years. The Japanese pediatric treatment response in the Japanese Phase 3 open-label study was similar to the pediatric treatment response in Japanese and overseas adults and in the overseas Phase 3 open-label study. VONVENDI / Generic name: von Willebrand factor (Recombinant) – In January 2022, Takeda announced that the U.S. Food & Drug Administration (FDA) approved VONVENDI for routine prophylaxis to reduce the frequency of bleeding episodes in patients with severe Type 3 von Willebrand disease (VWD) receiving on-demand therapy. The approval is based on data from a prospective, open-label, international multicenter study to evaluate efficacy and safety of prophylactic treatment of VONVENDI in reducing the frequency of bleeding episodes in 10 adult patients diagnosed with severe Type 3 VWD who were previously treated on-demand. VONVENDI is now indicated for routine prophylaxis in adults with severe Type 3 VWD receiving on-demand therapy, as well as on-demand and perioperative bleed management in adults with VWD. LIVTENCITY / Generic name: maribavir – In June 2021, Takeda announced the results from a new subgroup analysis of SOT recipients in the Phase 3 TAK-620-303 (SOLSTICE) trial, for the investigational drug maribavir, at the American Transplant Congress (ATC) 2021 Virtual Connect. More than twice (55.6%, 79/142) as many SOT recipients with R/R CMV infection at baseline treated with maribavir achieved confirmed CMV viremia clearance at Study Week 8 (end of treatment phase) compared to those treated with conventional antiviral therapies (26.1%, 18/69) (investigator assigned treatment; IAT consists of one or a combination of ganciclovir, valganciclovir, foscarnet or cidofovir) (adjusted difference [95% CI]: 30.5% [17.3, 43.6]). The results presented showed consistent efficacy in SOT recipients receiving maribavir in heart, lung and kidney transplants. – In October 2021, Takeda announced that the U.S. Food and Drug Administration (FDA) Antimicrobial Drugs Advisory Committee (AMDAC) voted unanimously to recommend use of maribavir for the treatment of refractory cytomegalovirus (CMV) infection and disease with genotypic resistance to ganciclovir, valganciclovir, foscarnet or cidofovir in transplant recipients. The committee also voted unanimously to recommend use of

- 43 - maribavir for the treatment of refractory CMV infection and disease without genotypic resistance to ganciclovir, valganciclovir, foscarnet or cidofovir in transplant recipients. Both recommendations were based on the results of the Phase 2 and Phase 3 TAK-620-303 (SOLSTICE) trials. The New Drug Application (NDA) for maribavir is currently under Priority Review by the FDA. – In November 2021, Takeda announced that the U.S. Food and Drug Administration (FDA) approved LIVTENCITY for the treatment of adults and pediatric patients (12 years of age or older and weighing at least 35 kg) with post-transplant cytomegalovirus (CMV) infection/disease that is refractory to treatment (with or without genotypic resistance) with ganciclovir, valganciclovir, cidofovir, or foscarnet. Prior to FDA approval, LIVTENCITY was granted Orphan Drug Designation by the FDA for treatment of clinically significant CMV viremia and disease in at-risk patients, as well as Breakthrough Therapy Designation as a treatment for CMV infection and disease in transplant patients resistant or refractory to prior therapy. Takeda is also investigating LIVTENCITY as a first-line treatment of CMV in hematopoietic stem cell transplant recipients in an ongoing Phase 3 clinical trial. – In December 2021, Takeda announced that the data from the pivotal Phase 3 SOLSTICE clinical trial of LIVTENCITY in post-transplant refractory CMV infections with or without resistance (R/R) were published in the journal of Clinical Infectious Diseases. The SOLSTICE study primary endpoint was met, with 55.7% (131/235) of adult patients on LIVTENCITY achieving confirmed CMV DNA level below the lower limit of quantification (<LLOQ, i.e. <137 IU/mL) at the end of Study Week 8 (end of treatment phase) in comparison with 23.9% (28/117) of patients on conventional antiviral therapies (one or a combination of ganciclovir, valganciclovir, foscarnet or cidofovir); adjusted difference [95% CI]: 32.8% [22.80 to 42.74]; P<0.001. The key secondary endpoint of the composite achievement of CMV DNA level <LLOQ and symptom control at Week 8 maintained through Week 16 was met, with a higher proportion of patients in the LIVTENCITY arm (18.7%, 44/235) meeting the endpoint compared to those on conventional antiviral therapies (10.3%, 12/117); adjusted difference [95% CI]: 9.5% [2.02 to 16.88]; P=0.013. – In March 2022, Takeda announced that it has received Orphan Drug Designation from the Japanese Ministry of Health, Labour and Welfare (MHLW) for maribavir for the expected indications of cytomegalovirus (CMV) infection following organ transplantation (including hematopoietic stem cell transplantation). Maribavir is the first and only orally administrable CMV antiviral compound that targets and inhibits the pUL97 kinase as well as its natural substrates, and a Phase 3 clinical trial in post-transplant CMV infection/disease is ongoing in Japan. – In April 2022, Takeda announced that it presented four company-sponsored abstracts on LIVTENCITY at the Tandem Transplantation & Cellular Therapy Meetings in Salt Lake City, Utah, and the 32nd European Congress of Clinical Microbiology and Infectious Diseases (ECCMID) in Lisbon, Portugal. The abstracts include an exploratory analysis of the Phase 3 SOLSTICE trial showing LIVTENCITY-treated patients with post-transplant cytomegalovirus (CMV) infections/disease had reductions in hospitalizations (34.8%; p=0.021) and length of hospital stay (53.8%; p=0.029), compared to those treated with conventional antiviral therapies. In addition, a post-hoc, sub-group analysis of the Phase 3 SOLSTICE trial showed shorter time to first confirmed CMV DNA level less than the lower limit of quantification (<LLOQ) with LIVTENCITY, compared to conventional antiviral therapies, which was consistent with previously reported findings. Neuroscience In Neuroscience, Takeda is focusing its R&D investments on potentially transformative treatments for neurological and neuromuscular diseases of high unmet need, and building its pipeline through a combination of in-house expertise and partnerships. By harnessing advances in disease biology understanding, translational tools, and innovative modalities, Takeda is primarily focusing on rare neurology, in particular, on potential investigative therapies for sleep- wake disorders such as narcolepsy and idiopathic hypersomnia with a franchise of orexin-2 receptor agonists (TAK- 994, TAK-861, TAK-925, etc.), and rare epilepsies with soticlestat (TAK-935). Additionally, Takeda also makes targeted investments to investigate well-defined segments of neuromuscular diseases, neurodegenerative diseases and movement disorders.

- 44 - Development code: TAK-994 – In July 2021, Takeda announced that the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation (BTD) to TAK-994, its Phase 2 investigational oral orexin agonist, which is designed to selectively target orexin 2 receptors. TAK-994 is currently being studied in an ongoing Phase 2 (TAK-994- 1501) study for the treatment of excessive daytime sleepiness (EDS) in patients with narcolepsy type 1 (NT1), a chronic neurological disorder that alters the sleep-wake cycle. The TAK-994 BTD was based, in part, on early phase and preliminary clinical data that indicates Takeda’s investigational oral orexin agonist may demonstrate substantially improved objective and subjective measurements of daytime wakefulness in NT1 patients. – In October 2021, Takeda announced that a safety signal has emerged in Phase 2 studies of TAK-994 (TAK- 994-1501 study and TAK-994-1504 study). As an immediate precautionary measure, Takeda has suspended dosing of patients and has decided to stop both Phase 2 studies early. This allows for the timely interpretation of the benefit/risk profile of TAK-994 and to determine next steps for the program. Development code: TAK-935 /Generic name: soticlestat – In February 2022, Takeda announced that it has received Orphan Drug Designation from the Japanese Ministry of Health, Labour and Welfare (MHLW) for the cholesterol 24 hydroxylase (CH24H) inhibitor soticlestat for the expected indications of Dravet Syndrome (DS) and Lennox-Gastaut Syndrome (LGS). DS and LGS are forms of developmental epileptic encephalopathy (DEE) and are both specified in Japan as intractable diseases. Soticlestat is expected to improve the symptoms of DS and LGS by inhibition of CH24H and following reduction of 24S-hydroxycholesterol (24HC) levels in neurons. Phase 3 clinical trials in DS and LGS are currently ongoing. Gastroenterology (GI) In Gastroenterology, Takeda focuses on delivering innovative, life-changing therapeutics for patients with gastrointestinal and liver diseases. Takeda is maximizing the potential of our inflammatory bowel disease (“IBD”) franchise around ENTYVIO, including development of a subcutaneous formulation, a needle free device, and expanding into other indications such as active chronic pouchitis. Takeda is also expanding its position with GATTEX / REVESTIVE and ALOFISEL, which are in ongoing and planned Phase 3 trials to support further potential geographic expansion, including in the U.S. Furthermore, Takeda is progressing a pipeline built through partnerships exploring opportunities in IBD, celiac disease, select liver diseases, and motility disorders. TAK-999 is an example of an addition through partnership and a potential first-in-class RNAi for alpha-1 antitrypsin-deficiency associated liver disease in late-stage development. ENTYVIO / Generic name: vedolizumab – In October 2021, Takeda announced the update on the U.S. development program for the investigational subcutaneous (SC) formulation of ENTYVIO as a maintenance therapy in adults with moderate to severe ulcerative colitis (UC). Through our ongoing interactions with the U.S. Food and Drug Administration (FDA), Takeda has received feedback which has provided clarity on the regulatory package and critical elements for the resubmission of the Biologics License Application (BLA) for Entyvio SC, and we are moving forward accordingly. We are reviewing our development program timelines and currently anticipate potential approval in FY 2023. – In December 2021, Takeda announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has recommended the approval of intravenous (IV) ENTYVIO for the treatment of adult patients with moderately to severely active chronic pouchitis, who have undergone proctocolectomy and ileal pouch-anal anastomosis for ulcerative colitis, and have had an inadequate response with or lost response to antibiotic therapy. The positive opinion from the CHMP was based on the EARNEST trial, recently presented at the United European Gastroenterology’s annual meeting, UEG Week Virtual 2021, which assessed the safety and efficacy of ENTYVIO IV in the treatment of active chronic pouchitis. Moreover, information from a number of retrospective studies of historical data indicating that ENTYVIO can have a positive impact on patients with inflammation of the pouch was also included in the application. In January 2022,

- 45 - European Commission (EC) approved ENTYVIO as the first treatment indicated for active chronic pouchitis across the European Union. GATTEX / REVESTIVE / Generic name: teduglutide – In June 2021, Takeda announced that it obtained approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) to manufacture and market REVESTIVE 3.8 mg for subcutaneous injection as a treatment for short bowel syndrome. The approval is mainly based on the results of several trials conducted overseas, as well as Phase 3 clinical trials (SHP633-302, SHP633-305, SHP633-306, and SHP633-307) conducted in pediatric and adult patients in Japan. – In November 2021, Takeda announced that it submitted the New Drug Application to the Japanese Ministry of Health, Labour and Welfare (MHLW) for the low dose formulation (0.95 mg) as an additional dosage for REVESTIVE as a treatment for short bowel syndrome (SBS). This new formulation would allow REVESTIVE to be administered to SBS patients weighing less than 10 kg, or less than 20 kg with moderate or severe renal impairment (creatinine clearance of less than 50 mL/min), who cannot be dosed with the 3.8 mg formulation. ALOFISEL / Generic name: darvadstrocel – In September 2021, Takeda announced that it has received approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) to manufacture and market ALOFISEL for the treatment of complex perianal fistulas in patients with non-active or mildly active luminal Crohn’s disease (CD). This product is indicated for the treatment of patients who have shown an inadequate response to at least one existing medicinal treatment. The approval is based on data from two trials, the Japanese Study Darvadstrocel-3002 and the ADMIRE-CD trial, conducted in Europe and Israel. ALOFISEL is the first expanded human allogeneic adipose-derived mesenchymal stem cell therapy to be approved in Japan, which exhibits immunomodulatory and local anti- inflammatory effects at the site of inflammation. – In February 2022, Takeda announced the first six-month interim analysis results from INSPIRE Study at the European Crohn’s and Colitis Organisation (ECCO) 2022 Congress. INSPIRE is a European, observational, multicenter, post-approval, open-enrollment study evaluating the real-world effectiveness and safety of ALOFISEL in patients with Crohn’s disease (CD) and complex perianal fistulas. As of September 2021, 230 patients had enrolled in the ongoing study. 138 patients in the All Treated (AT) cohort and 120 patients in the Treated Per Protocol (PP) cohort were six-months post treatment and 66% for AT (92/138) and 58% for PP (69/120) had a six-month visit completed. Among them, 85% (78/92) of the AT cohort and 100% (69/69) of the PP cohort had clinical outcome data available at six-months. In this interim analysis, clinical response was observed in 73% (57/78) and 74% (51/69) of patients in the AT and PP cohorts, respectively. Clinical remission was observed in 65% of patients in both cohorts (AT cohort: 51/78; PP cohort: 45/69). Changes in CD activity, assessed using the Harvey–Bradshaw Index, post-treatment were minimal. Of the 205 patients with complete treatment data, 20% (41/205) had one or more adverse event and 9.3% (19/205) had one or more serious adverse event. There were no reports of ectopic tissue formation and no deaths. These results are consistent with the pivotal Phase 3 ADMIRE-CD study in terms of efficacy and safety. Development code: TAK-721 (Planned trade name: Eohilia) / Generic name: budesonide oral suspension – In December 2021, Takeda announced that it has received a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (FDA) in response to its New Drug Application (NDA) for TAK-721 for the treatment of eosinophilic esophagitis, a chronic inflammatory disease of the esophagus. The CRL indicates the FDA has completed its review of the TAK-721 NDA and determined that it cannot be approved in its present form. In addition, the FDA recommended an additional clinical study in order to help resolve FDA feedback. Takeda announced the discontinuation of this program in February 2022. Plasma-Derived Therapies (PDT) Takeda has created a dedicated PDT business unit with a focus to manage the business end-to-end, from plasma collection to manufacturing, R&D, and commercialization. In PDT, we aspire to develop life-saving plasma derived

- 46 - treatments which are essential for patients with a variety of rare and complex chronic diseases. The dedicated R&D organization in PDT is charged with maximizing the value of existing therapies, identifying new targeted therapies, and optimizing efficiencies of current product manufacturing. Near-term, our priority is focused on delivering value from our broad immunoglobulin portfolio (HYQVIA, CUVITRU, GAMMAGARD and GAMMAGARD S/D) through pursuit of new indications, geographic expansions, and enhanced patient experience through integrated healthcare technologies. In our hematology and specialty care portfolio, our priority is pursuing new indication and formulation development opportunities for PROTHROMPLEX (4F-PCC), FEIBA, CEPROTIN and ARALAST. Additionally, we are developing next generation immunoglobulin products with 20% fSCIg (TAK-881), IgG Low IgA (TAK-880) and pursuing other early-stage opportunities that would add to our diversified commercial portfolio of more than 20 therapeutic products distributed worldwide. Development code: CoVIg-19 (previously TAK-888) / Generic name: anti-SARS-CoV-2 polyclonal hyperimmune immunoglobulin – In April 2021, The CoVIg-19 Plasma Alliance announced that the Phase 3 Inpatient Treatment with Anti- Coronavirus Immunoglobulin (ITAC) clinical trial sponsored and funded by the National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH), did not meet its endpoints. No serious safety signals were raised in the trial. The study aimed to determine whether an investigational anti- coronavirus hyperimmune intravenous immunoglobulin (H-Ig) medicine could reduce the risk of disease progression when added to standard of care treatment including remdesivir in hospitalized adult patients at risk for serious complications. Following the outcome of the ITAC trial, the CoVIg-19 Plasma Alliance’s work has now concluded. The full dataset from ITAC clinical trial has been published in The Lancet. Vaccine In Vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue, COVID-19 and zika. To support the expansion of our pipeline and the development of our programs, we have entered into partnerships with government organizations in Japan and the U.S., and leading global institutions. Such partnerships have been essential in building the critical capabilities that will be necessary to deliver on our programs and realize their full potential. SPIKEVAX (formerly COVID-19 Vaccine Moderna) Intramuscular Injection / Development code: mRNA-1273 (Japanese development code: TAK-919) – In May 2021, Takeda announced positive interim results from the ongoing Phase 1/2 immunogenicity and safety clinical trial of TAK-919 in Japan have been submitted to the Japan Pharmaceuticals and Medical Devices Agency (PMDA). Takeda currently has a three-way agreement with Moderna, Inc. (Moderna) and the Government of Japan’s Ministry of Health Labour and Welfare (MHLW) to import and distribute 50 million doses of TAK-919 in Japan. This interim analysis showed binding antibody and neutralizing antibody titres were elevated at 28 days after the second dose in 100% of people vaccinated with two 0.5ml doses of TAK- 919 given 28 days apart. The vaccine candidate was generally well-tolerated with no significant safety concerns reported. The study results were submitted to the Japan Pharmaceuticals and Medical Devices Agency (PMDA) to be evaluated as part of the New Drug Application submitted in March 2021, which also includes safety and efficacy results from Moderna’s pivotal Phase 3 COVE trial conducted in the U.S. – In May 2021, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) granted special approval under article 14-3 of the Pharmaceuticals and Medical Devices Act for emergency use of COVID-19 Vaccine Moderna Intramuscular Injection in Japan. The approval is based on positive clinical data from Takeda’s Phase 1/2 immunogenicity and safety clinical trial of COVID-19 Vaccine Moderna Intramuscular Injection in Japan, which showed an immune response consistent with results from Moderna’s pivotal Phase 3 COVE trial conducted in the United States. Takeda has started distribution in Japan. – In July 2021, Takeda announced an additional agreement with Moderna and the Government of Japan’s Ministry of Health, Labour and Welfare (MHLW) to import and distribute an additional 50 million doses of COVID-19 Vaccine Moderna Intramuscular Injection in Japan from as early as the beginning of 2022. This

- 47 - agreement includes the potential to secure and supply vaccines corresponding to COVID-19 variants or booster products, should they be successfully developed by Moderna and licensed by the MHLW. Takeda will import and distribute the totaling 100 million doses including the additional 50 million doses in 2022 and 50 million doses announced in October 2020. – In July 2021, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) accepted the change in age indication in the package insert for COVID-19 Vaccine Moderna Intramuscular Injection to expand to 12 years of age and older. This change is based on the results of Moderna's Phase 2/3 study conducted in 3,732 subjects aged 12 to 17 years in the United States. The serum neutralizing antibody titer and neutralizing antibody titer response rate 28 days after the second vaccination of adolescents (12 to 17 years old), which are the primary endpoints, showed non-inferiority to young adults (18 to 25 years old) in the overseas phase 3 study (mRNA-1273-P301 study). Additionally, the results indicating a high preventive effect at the vaccine efficacy rate 2 weeks after the second vaccination, which was set as a secondary endpoint. No significant safety concerns were reported, as was the case with the results of clinical studies in patients aged 18 years or older. – In December 2021, Takeda announced that Japan’s Ministry of Health, Labour and Welfare (MHLW) has granted regulatory approval for a 50 µg booster dose of SPIKEVAX Intramuscular Injection, previously known as COVID-19 Vaccine Moderna Intramuscular Injection, in Japan for administration at least six months after completion of the primary series in those who are 18 years and older. The approval is based on previously-reported positive Moderna Phase 2 study results. Moderna’s Phase 2 study was amended to offer a 50 µg booster dose to interested participants aged 18 years and older six to eight months following their second dose of the primary series of Moderna’s COVID-19 vaccine. The results showed that a booster dose of the vaccine greatly increased neutralizing titers measured against the original virus strain compared to pre-boost levels. The reactogenicity profile observed following the booster dose was similar to the second dose of the primary series and the safety profile was also similar to that following any dose of Moderna’s COVID-19 vaccine of the primary series. – In December 2021, Takeda announced a third agreement with Japan’s Ministry of Health, Labour and Welfare (MHLW) and Moderna to import and distribute 18 million additional doses of SPIKEVAX Intramuscular Injection in Japan in 2022. Takeda previously announced a three-way agreement with Moderna and MHLW to distribute 50 million doses of SPIKEVAX in Japan in 2021, and announced a second agreement for Takeda to import and distribute an additional 50 million doses in 2022, totaling 100 million doses between the two agreements. Due to the approval of the 50 microgram booster dose described in the foregoing paragraph, which is half of the dosage level used in the initial two-dose series of the vaccine (100 microgram per dose), the doses per vial for the second 50 million doses will increase, meaning Takeda will be able to deliver 75 million booster doses (at 15 doses per vial). With this third agreement for 18 million doses (at 15 doses per vial), Takeda will now deliver a total of 93 million doses to Japan in 2022. NUVAXOVID Intramuscular Injection / Development code: NVX-CoV2373 (Japanese development code: TAK-019) – In September 2021, Takeda announced the agreement that the Japanese Ministry of Health, Labour and Welfare (MHLW) will purchase 150 million doses of Novavax, Inc. (Novavax)’s vaccine candidate (TAK-019 in Japan) manufactured in Japan by Takeda subject to licensing and approval. Takeda is establishing the capability to manufacture TAK-019 at its facilities in Japan and aims to begin distribution in early calendar year 2022. Novavax is licensing and transferring manufacturing technologies to enable Takeda to manufacture the vaccine antigen and is supplying the Matrix-MTM adjuvant to Takeda for fill/finish together with the antigen. Takeda is responsible for the Japanese clinical trial and regulatory submission and will distribute TAK-019 in Japan should it be approved by the MHLW. – In April 2022, Takeda announced that it has received manufacturing and marketing approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) for NUVAXOVID Intramuscular Injection (NUVAXOVID), a novel recombinant protein-based COVID-19 vaccine, for primary and booster immunization in individuals aged 18 and older. The approval is based on interim results from a Phase 1/2 study conducted by Takeda in Japan and several studies conducted by Novavax, including two pivotal Phase 3 clinical trials in the U.K., the U.S. and Mexico, Phase 1/2 studies in Australia and the U.S., as well as safety and efficacy data from outside of Japan which was subsequently submitted for review. Interim results from the Phase 1/2 study

- 48 - in Japan were positive and consistent with previously reported clinical trial results. No serious adverse events were reported in the NUVAXOVID treatment group, and the vaccine candidate was well-tolerated. Additionally, studies conducted by Novavax, including Phase 1/2 studies conducted in Australia and the U.S. as well as a Phase 2 study conducted in South Africa, evaluated safety and efficacy of booster immunization. In these studies, subjects received a booster dose 6 months after primary immunization, and compared to pre-booster levels, a significant elevation of antibody titer was observed without major safety concerns. Development code: TAK-003 / Generic name: Dengue vaccine – In May 2021, Takeda announced that TAK-003 demonstrated continued protection against dengue illness and hospitalization, regardless of an individual’s previous dengue exposure, with no important safety risks identified through three years after vaccination in the ongoing pivotal Phase 3 Tetravalent Immunization against Dengue Efficacy Study (TIDES) trial. TIDES enrolled more than 20,000 healthy children and adolescents ages four to 16 years in dengue-endemic countries in Latin America and Asia. Safety and efficacy results from the 36-month follow-up exploratory analysis of TIDES were presented at the 17th Conference of the International Society of Travel Medicine (CISTM). Through three years (36 months after the second dose), observations of varied vaccine efficacy by serotype remained consistent with previously reported results. No evidence of disease enhancement was observed. TAK-003 was generally well tolerated, and there were no important safety risks observed. TIDES safety and efficacy data through 36-months follow-up was included in regulatory submissions to the European Union and dengue-endemic countries and will be part of additional future filings, including in the United States. Building a sustainable research platform / Enhancing R&D collaboration In addition to our concentrated efforts to increase our in-house R&D capabilities, external partnerships with third-party partners are a key component of our strategy for enhancing our R&D pipeline. Our strategy to expand and diversify our external partnerships allows us to take part in research of a wide variety of new products and increases the chances that we will be able to take part in a major research-related breakthrough. – In July 2021, Takeda and PeptiDream Inc. announced an expansion of its research collaboration and exclusive license agreement, announced in December 2020, to create peptide-drug conjugates (PDCs) for several central nervous system (CNS) targets, which play important roles in chronic neurodegenerative diseases. This new collaboration expands the use of the TfR1 binding peptide ligands for CNS targets associated with neurodegeneration allowing Takeda to conjugate the peptides with therapeutic cargoes optimized to cross the blood-brain barrier (BBB). A significant challenge to the development of effective medicines for neurodegenerative diseases is the ability to deliver therapeutic molecules across the BBB into the brain. Peptide carriers that bind to TfR1 when conjugated to various therapeutic payloads facilitate the transport of the payload across the BBB into the brain, and thereby significantly improve functional benefit. This TfR1 BBB shuttle approach has the potential to accelerate the development of therapies for which BBB penetration remains challenging. This approach may also enable broad brain region biodistribution that is frequently needed to effectively treat many neurodegenerative diseases for which few, if any, effective drugs currently exist. – In July 2021, Takeda and Frazier Healthcare Partners announced a collaboration to launch HilleVax, Inc. (HilleVax), a biopharmaceutical company to develop and commercialize Takeda’s norovirus vaccine candidate. Takeda has granted a license to HilleVax for the exclusive development and commercialization rights to its norovirus vaccine candidate, HIL-214 (formerly TAK-214), worldwide outside of Japan, in exchange for upfront consideration, as well as future cash milestones and royalties on net sales. Takeda will retain commercialization rights in Japan and HilleVax will integrate certain Japan development activities into its global development. HIL-214, which is a virus-like particle (VLP) based vaccine candidate, completed a randomized, placebo-controlled Phase 2b field efficacy study in 4,712 adult subjects in which HIL-214 was well-tolerated and demonstrated clinical proof of concept in preventing moderate-to-severe cases of acute gastroenteritis from norovirus infection. As of July 2021, the candidate has been studied in nine human clinical trials with safety data from over 4,500 subjects and immunogenicity data from over 2,000 subjects.

- 49 - – In September 2021, Takeda and Mirum Pharmaceuticals, Inc. (Mirum) announced that the companies have entered into an exclusive licensing agreement for the development and commercialization of maralixibat chloride (maralixibat) (US trade name: LIVMARLI ), an apical sodium dependent bile acid transporter (ASBT) inhibitor, in Japan for Alagille syndrome (ALGS), progressive familial intrahepatic cholestasis (PFIC), and biliary atresia (BA). Maralixibat, an investigational, orally administered medication, is being evaluated globally in ALGS, PFIC, and BA. Under the terms of the agreement, Takeda will be responsible for regulatory approval and commercialization of maralixibat in Japan. Takeda will also be responsible for development, including conducting clinical studies in cholestatic indications. – In September 2021, Takeda and JCR Pharmaceuticals Co., Ltd. (JCR) announced a geographically-focused exclusive collaboration and license agreement to commercialize JR-141 (pabinafusp alfa), an investigational, next-generation recombinant fusion protein of an antibody against the human transferrin receptor and iduronate-2-sulfatase (IDS) enzyme for the treatment of Hunter syndrome (also known as Mucopolysaccharidosis type II or MPS II). JR-141, applied with J-Brain Cargo, JCR’s proprietary blood-brain barrier (BBB) technology, is engineered to transport the therapeutic enzyme across the BBB to directly reach the brain and address both the somatic and neuronopathic manifestations of the disease, which can lead to progressive cognitive decline. Under the terms of the exclusive collaboration and license agreement, Takeda will exclusively commercialize JR-141 outside of the United States, including Canada, Europe, and other regions (excluding Japan and certain other Asia-Pacific countries). The two companies will collaborate to bring this therapy to patients as quickly as possible upon completion of the global Phase 3 program, which will be conducted by JCR. Takeda receives an option under a separate option agreement, which allows Takeda to acquire an exclusive license to commercialize JR-141 in the U.S. upon completion of the Phase 3 program. – In October 2021, Takeda announced the exercise of its option to acquire GammaDelta Therapeutics Limited (“GammaDelta”), a company focused on exploiting the unique properties of gamma delta (γδ) T cells for immunotherapy. Through the acquisition, Takeda will obtain GammaDelta’s allogeneic variable delta 1 (Vδ1) gamma-delta (γδ) T cell therapy platforms, which includes both blood-derived and tissue-derived platforms, in addition to early-stage cell therapy programs. The transaction was completed in April 2022. – In January 2022, Takeda announced the exercise of its option to acquire Adaptate Biotherapeutics Ltd. (“Adaptate”), a UK company focused on developing antibody-based therapeutics for the modulation of variable delta 1 (Vδ1) gamma delta (γδ) T cells. Through the acquisition, Takeda will acquire Adaptate’s antibody- based γδ T cell engager platform, including pre-clinical candidate and discovery pipeline programs. Adaptate’s γδ T cell engagers are designed to specifically modulate γδ T cell-mediated immune responses at tumor sites while sparing damage to healthy cells. The planned acquisition of Adaptate follows Takeda’s recently exercised option to acquire GammaDelta Therapeutics and is intended to further accelerate the development of innovative γδ T cell-based therapies. The transaction was completed in April 2022. (3) Facility Investment (Tangible assets) The total amount of investment in tangible assets (on an acquisition basis) during the year was 161.8 billion JPY mainly for the establishment of new facilities including plasma collection centers, expansion and renewal of manufacturing facilities as well as R&D facilities. (4) Fund Procurement During the current fiscal year, Takeda prepaid a 3,700 million USD Japan Bank for International Cooperation loan alongside the early redemption of 1,700 million USD and 1,500 million EUR in unsecured senior notes. In parallel, Takeda issued 10-year unsecured senior bonds with an aggregate principal amount of 250 billion JPY maturing in October 2031. The consolidated outstanding balances of bonds and loans as of March 31, 2022 were 3,637.4 billion JPY and 708.1 billion JPY respectively following the impact of the above noted debt repayment and refinancing activity during the fiscal year.

- 50 - (5) Issues for the Takeda Group to Address Takeda Corporate Philosophy is as below. We have imperatives to Patient, People and Planet. Through our imperatives, we address our business challenges. The pace of innovation in the global pharmaceutical industry is faster than ever, accelerated by the introduction of new medical technologies such as immunotherapies in oncology, and cell and gene therapy. The COVID-19 pandemic has served as a catalyst for a new era in innovation, demonstrated by the remarkable speed of bringing life-saving vaccines to millions of people around the world. While such medical innovation has improved healthcare outcomes, investment in healthcare has been rising faster than gross domestic product (GDP) and incomes for decades due to growing and aging populations, lifestyle changes and the availability of more advanced solutions for complex diseases. Consequently, payers are becoming increasingly selective in determining which treatments will be reimbursed. National governments are promoting generic and biosimilar alternatives, and are increasing downward pressure on drug prices. On the other hand, many unmet medical needs still exist. The global healthcare system is under unprecedented strain, and ever- widening gaps in access to care have further demonstrated the need for better access and policies to address health inequity. Regional or multilateral conflicts caused by political divisions can quickly lead to shifts in the geopolitical landscape and turbulent market dynamics. In addition, public health is integrally linked to the impacts of climate change, and as temperatures rise there will be challenges related to climate-accelerated diseases and access to care for patients in impacted regions. Takeda continues to grow into the most trusted, science-driven, data and technology powered biopharmaceutical company and amid this external business environment our commitment to patients and the work that we do to support them is even more important. We aim to translate science into highly innovative, life-changing medicines where there is significant unmet need across our four core therapeutic areas: Oncology, Rare Genetics and Hematology, Neuroscience, and Gastroenterology. Our programs are based on targets with strong human validation, represent diverse modalities and leverage our growing platform capabilities in cell therapy, gene therapy and data sciences. Our global footprint and diverse product portfolio has given us the foundation to scale innovation and we continue to bring new therapies to patients, expand indications and launch existing products in new geographies. We expect the continued acceleration of our existing portfolio, driven by our global growth products and new product launches, will more than offset revenue decline from anticipated losses of exclusivity in the medium-term. We use this momentum to nurture a diverse pipeline with approximately 40 clinical stage medicines driven by our reimagined R&D engine and through more than 200 partnerships. To ensure the creativity and innovation of business execution and to increase our focus on key strategic areas to remain competitive in the future, in April 2022, Takeda completed the strategic reorganization of the Takeda Executive Team

- 51 - (TET), comprising members with diverse backgrounds in generation, nationality, sexual orientation and gender. Our new Global Portfolio Division has been brought together to position Takeda’s future success by growing our global brands – through lifecycle management, geographic expansion, and market penetration – as well as supporting the continued growth of our late-stage pipeline, driving commercial launches and supporting our expansion in China. The reorganization of the TET also reflected our focus on data, digital and technology and sustainability. Technology is revolutionizing our business and creating better experiences and outcomes for patients by accelerating the discovery, development and delivery of life-transforming treatments. Data and digital has radically transformed the workplace and the way we work, and will continue to do so. Unleashing the power of data and technology will be crucial to Takeda’s next phase of growth. Takeda is making significant progress already such that we are leveraging digital and data to create a patient-focused, hybrid approach to clinical trials that also may help us reach more diverse participants. We are building highly advanced manufacturing plants with automated visual inspection and using artificial intelligence (AI) companions to create an onboarding experience for new colleagues. Using AI and digital capabilities, we will create more personalized experiences for all employees – enabling inclusion and collaboration, and fostering innovation. At Takeda, purpose-led sustainability is about creating sustainable value for all stakeholders using our core assets and capabilities - our unwavering corporate values and culture, R&D engine, manufacturing and commercial capabilities - to solve big societal challenges. In short, sustainability is about the way we do business. We look beyond environmental sustainability and apply this lens to the entire value chain, including the enablement of sustainable health care systems. This begins with applying a holistic approach to ensure patients have timely access to the medications and treatments they need, through policy shaping, tiered-pricing, patient assistance programs and compassionate access. We believe that value-based healthcare will be essential to address the challenges health systems face and to deliver innovative health services in a sustainable and equitable way. Recruiting, developing and retaining diverse talent is vital for creating value for the diverse patients we serve. Takeda recognizes that creating diverse, inclusive and equitable work environments is critical to building a healthy company culture that empowers our employees to live our purpose. Our intention is to continuously deliver an exceptional people experience. We believe that the innovation we create in our laboratories, in our manufacturing sites and in our offices are only as good as the people who make up Takeda. We respect the voices of our employees, provide support for employee well-being and life-long learning, and dedicate resources to understanding what the future of our workplace will look like with a hybrid working model. Takeda is also committed to delivering a high standard of environmental leadership, recognizing that global warming and pollution both impact human health and our ability to realize our purpose. We have been carbon neutral across our value chain since 2020, and we are now committed to achieving net-zero greenhouse gas emissions related to our operations (including Scopes 1 and 2) before 2035 and for our entire value chain (including currently estimated Scope 3 GHG emissions) before 2040. These are challenging ambitions; however, based on our experiences in past years, we remain committed and confident that we can deliver. We are focused on product stewardship, water supply and waste management, and proactively identify pollution prevention opportunities and minimize negative environmental impacts throughout the entire life-cycle of our products. Impact of the Spread of the Novel Coronavirus Infectious Disease (COVID-19) and Takeda’s Initiatives in Response (i) Impact of COVID-19 on Takeda’s Operations and Financial Condition Takeda continues to respond to the COVID-19 pandemic and provide industry support in a number of ways. While vaccines are becoming more broadly available, we continue to strictly adhere to local public health guidance across our geographies in addition to the internal protocols we have put in place, and monitor any potential impacts of the effects and evolution of COVID-19, including new variants, on our business activities. In monitoring demand for our products, we have seen limited impact as many of our medicines are for severe chronic or life-threatening diseases, without the requirement of a hospital elective procedure. In terms of our global supply chain, based on current assessments, we have not seen, nor do we anticipate, any material potential supply distribution issues due to the COVID-19 pandemic. Where appropriate and in accordance with local public health guidance and regulations, our field employees have resumed some face-to-face engagements with customers. Clinical trial activities that were temporarily paused during the previous fiscal year have generally been resumed while we continue to monitor the

- 52 - evolution of the pandemic. As we continue to monitor developments in the financial markets, we currently do not anticipate any material liquidity or funding-related issues. (ii) Takeda’s Initiatives to Mitigate the Impact of COVID-19 Guided by our values, Takeda's response to COVID-19 continues to focus on protecting the health and safety of our employees, our ability to ensure our medicines are available to patients who rely on them and playing our part to reduce transmission and support the communities where our employees live and work. Major updates to Takeda’s initiatives in response to the spread of COVID-19 in the current fiscal year are as below. • The highly contagious Omicron variant has temporarily slowed the roll out of a new hybrid working model in parts of the business. Moving forward, implementation of this model will vary by job function, and on the local level, given differences in public health guidance and regulations, changes in population and epidemiology over time and standards of practice in the community. • After over two years of providing support for Takeda's global pandemic response, Takeda's firmwide COVID-19 Global Crisis Management Committee was discontinued and Takeda has shifted to an operating model in which regional crisis management committees will provide guidance based on regional information from public health authorities. • Takeda has undertaken a number of efforts to help the world respond to COVID-19. This includes bringing COVID-19 vaccines to Japan through two partnerships. The first partnership is with Novavax, for the development, manufacturing, and commercialization of its COVID-19 vaccine in Japan. In September 2021, Takeda concluded an agreement with the Government of Japan’s Ministry of Health, Labour and Welfare (MHLW) to provide 150 million doses of Novavax’ COVID-19 vaccine manufactured in Japan by Takeda. In April 2022, Takeda received manufacturing and marketing approval from the MHLW for NUVAXOVID Intramuscular Injection, a novel recombinant protein-based COVID-19 vaccine, for primary and booster immunization in Japan. The second partnership is with Moderna and the MHLW to import and distribute Moderna’s mRNA COVID-19 vaccine (SPIKEVAX Intramuscular Injection (former product name: COVID-19 Vaccine Moderna Intramuscular Injection)) in Japan. Since May 2021, Takeda has been distributing the Moderna COVID-19 vaccine in Japan. In October 2021, Takeda and Moderna published an investigation report prompted by the recall of three lots of the Moderna COVID-19 vaccine in Japan based on the observation of foreign particles in unpunctured vials from a single lot. The report concluded that the event does not pose an undue risk to patient safety or adversely affect the benefit/risk profile of the product. In December 2021, the parties reached to an agreement to import and distribute 18 million additional doses of Moderna's COVID-19 vaccine, bringing the total to 93 million doses in 2022. Takeda started to import and distribute these booster doses from January 2022. (iii) Business risks associated with the continued global spread of COVID-19 Depending on the severity and duration of the impacts resulting from the COVID-19 pandemic, and despite our various efforts, we may experience further adverse effects on our business including, but not limited to, disruptions to our ability to procure raw materials or to supply products, additional disruptions to our clinical trial programs, or disruptions to our ability to observe regulations applicable to us. While vaccines, including those used for additional vaccination, are becoming widely available across the globe, it remains unclear how long the pandemic of COVID-19, including the impact of new variants, and measures intended to stop or slow its spread will last in many regions worldwide. We will continue to closely monitor the situation and take necessary measures to minimize any future business risks, but our business, financial condition and results of our operations could be adversely affected depending on the future status of the COVID-19 pandemic. (iv) FY2021 financial impact from COVID-19 Overall, the global spread of COVID-19 did not have a material effect on our financials for the fiscal year ended March 31, 2022. Over the course of the pandemic, there have been adverse effects due to COVID-19 observed in certain therapeutic areas, especially in Neuroscience during periods when stay-at-home restrictions have been in place, reducing patient visits to medical care providers. This was notable especially in the early months of the previous fiscal year. The trend has occurred intermittently since then, and we have not yet seen a full recovery to pre-COVID-19 levels,

- 53 - however, a certain number of our life-saving medicines have shown resilience and have grown even under such an environment. Although it was financially immaterial, we have experienced some disruption to certain products in the second half of the fiscal year due to the spread of the Omicron variant, including shipping delays and fewer diagnostic procedures. Takeda’s Operations in Ukraine and Russia Our commitment to patients, regardless of where they live, and to our people is unwavering and is even more important in times of crisis. Takeda is making every effort to protect our colleagues in Ukraine and to continue to supply patients in Ukraine and in the region with much needed treatments. We are supporting the global humanitarian efforts by contributing 300 million JPY (approx. $2.6 million USD) to The International Federation of Red Cross and Red Crescent Societies, which is actively providing urgent local humanitarian support to people displaced and impacted by the conflict. We are also donating medicines to hospitals working to provide care around the clock to patients in need. Takeda has taken further action to discontinue activities in Russia that are not essential to maintaining the supply of medicines to patients and providing ongoing support to our employees. This includes suspending all new investments, suspending advertising and promotion, not initiating new clinical trials and stopping enrollment of new patients in ongoing clinical trials. Our focus only on essential activities is consistent with our values and ethical responsibility to our patients in Ukraine, Russia and the region who depend on our treatments. This commitment notwithstanding, we are adhering to all international sanctions imposed on Russia. We will be increasing our humanitarian relief efforts, including monetary and medicine donations to benefit people affected by the conflict in Ukraine, and we will continue to assess new ways to provide support as we look to meet the needs of patients across the region. Takeda will continue to monitor the situation closely and take appropriate actions grounded in our values. In the fiscal year ended March 31, 2022, revenue attributable to Russia/CIS represented 1.7% of Takeda’s total consolidated revenue of 3,569.0 billion JPY, as indicated in the Revenue by Geographic Region in 1.Current State of the Takeda Group, (2) Business Performance for Fiscal 2021, (i) Consolidated Financial Results (April 1, 2021 to March 31, 2022). There was no material financial impact on Takeda’s financial results for the current fiscal year resulting from the crisis in these countries. However, depending on the future status of the crisis, our results of operations and financial conditions could be adversely affected. Basic Policy for Profit Distribution Takeda is delivering on its financial commitments and has a strong cash flow outlook driven by revenue growth and strong margins. Guided by our values and our commitment to Patients, People and Planet, we will allocate capital to maximize value for patients and shareholders. Takeda's policy in the allocation of capital is as follows: • Invest in growth drivers; • Deleverage rapidly; and • Shareholder returns. In respect of "Invest in growth drivers", Takeda makes disciplined and focused investments in value-creating business opportunities including R&D, new product launches, including in China, and plasma-derived therapies. With regard to "Deleverage rapidly", Takeda is targeting a 2x (i.e. “low-twos”) net debt/adjusted EBITDA ratio by the fiscal year ending March 2024 and has committed to maintaining solid investment grade credit ratings. In respect of "Shareholder returns", Takeda maintains its well-established dividend policy of 180 yen per share annually, alongside share buybacks when appropriate. We believe we are positioned for revenue and profit growth over the medium-term.

## Financial Forecast for Fiscal 2022

The full year consolidated reported forecast for FY2022 is as below:

### Full Year Reported Forecast for the Fiscal Year Ending March 31, 2023 (FY2022)

Billion JPY or percentage

| | FY2021 | FY2022 | Change over the previous year | |
|---|---|---|---|---|
| Revenue | 3,569.0 | 3,690.0 | +121.0 | +3.4 % |
| Operating profit | 460.8 | 520.0 | +59.2 | +12.8 % |
| Profit before tax | 302.6 | 411.0 | +108.4 | +35.8 % |
| Net profit for the year (attributable to owners of the Company) | 230.1 | 292.0 | +61.9 | +26.9 % |
| EPS (JPY) | 147.14 | 188.13 | +40.99 | +27.9 % |
| Core Revenue | 3,420.5 | 3,690.0 | +269.5 | +7.9 % |
| Core Operating Profit | 955.2 | 1,100.0 | +144.8 | +15.2 % |
| Core EPS (JPY) | 425 | 484 | +60 | +14.0 % |

[Revenue]

Takeda expects FY2022 revenue to be 3,690.0 billion JPY, an increase of 121.0 billion JPY or 3.4% from FY2021. Continued acceleration of our Growth and Launch Products such as ENTYVIO, TAKHZYRO, immunoglobulin, albumin, and recently launched LIVTENCITY and EXKIVITY, in addition to a favorable impact from foreign exchange rates, is expected to fully offset the impact from loss of exclusivity of VELCADE in the U.S. and the non-recurrence of 133.0 billion JPY from the sale of a diabetes portfolio in Japan recorded as revenue in FY2021. This portfolio sale was excluded from Core revenue in FY2021, and in FY2022, Takeda does not include any such non-core items that requires adjustment in its revenue forecast; therefore, the Core revenue forecast for FY2022 is the same as the reported revenue forecast at 3,690.0 billion JPY.

[Operating Profit]

Operating Profit is expected to increase by 59.2 billion JPY, or 12.8%, to 520.0 billion JPY, reflecting business momentum and lower restructuring expenses, combined with a positive impact from foreign exchange rates.
Core Operating Profit, adjusted to exclude items unrelated to Takeda's core operations, is expected to be 1,100.0 billion JPY, an increase of 144.8 billion JPY, or 15.2%.

[Net profit for the year (attributable to owners of the Company)]

Net profit for the year (attributable to owners of the Company) is expected to be 292.0 billion JPY, an increase of 61.9 billion JPY, or 26.9%. In addition to the Operating Profit growth of 59.2 billion JPY, net finance expenses are expected to decrease by 35.9 billion JPY, including a decrease in net interest expenses. For these main reasons, Profit Before Tax is expected to increase by 108.4 billion JPY, or 35.8%, to 411.0 billion JPY. The assumption for the effective tax rate is approximately 29%, which is applied to the Profit Before Tax forecast.
Core EPS is expected to be 484 JPY, an increase of 60 JPY, or +14.0%.

- 54 -

## Major assumptions used in preparing the FY2022 Reported Forecast

Billion JPY or percentage

| | FY2021 | FY2022 |
|---|---|---|
| FX rates | 1 USD = 112 JPY<br>1 Euro = 131 JPY<br>1 RUB = 1.5 JPY<br>1 BRL = 20.9 JPY<br>1 CNY = 17.4 JPY | 1 USD = 119 JPY<br>1 Euro = 133 JPY<br>1 RUB = 1.3 JPY<br>1 BRL = 24.0 JPY<br>1 CNY = 18.8 JPY |
| R&D expenses | (526.1) | (570.0) |
| Amortization of intangible assets associated with products | (418.8) | (438.0) |
| Of which Shire acquisition related | (339.7) | (358.0) |
| Impairment of intangible assets associated with products | (54.1) | (50.0) |
| Other operating income | 43.1 | 12.0 |
| Other operating expenses | (159.1) | (73.0) |
| Japan diabetes portfolio divestiture gain | 131.4 | — |
| Other Core Operating Profit adjustments | (36.9) | (31.0) |
| Of which Shire acquisition related to unwind of inventories step-up | (31.9) | (22.0) |
| Finance income/expenses | (142.9) | (107.0) |
| Free cash flow | 943.7 | 600.0 - 700.0 |
| Capital expenditures (cash flow base) | (186.0) | (260.0 - 310.0) |
| Depreciation and amortization (excluding intangible assets associated with products) | (161.0) | (150.0) |
| Cash tax rate on adjusted EBITDA (excluding divestitures) | ~12% | Mid-teen % |

## Management Guidance at CER*

Beginning with FY2022, Takeda will now use growth in its Core financial measures on a Constant Exchange Rate basis ("Core Growth at CER") to provide its Management Guidance. Previously, Takeda used Underlying financial measures for its Management Guidance, which also adjusted for the impact of divestitures. Because Takeda now anticipates that all the major divestitures following its acquisition of Shire have been completed, we will no longer use Underlying financial measures going forward in our financial reporting..

| | FY2022 |
|---|---|
| Core Revenue Growth | Low-single-digit growth |
| Core Operating Profit Growth | High-single-digit growth |
| Core EPS Growth | High-single-digit growth |

* CER (Constant Exchange Rate) eliminates the effect of foreign exchange rates by translating results of operations using corresponding exchange rates in the same period of the previous fiscal year. Please refer to section 1. Current State of the Takeda Group, (2) Business Performance for Fiscal 2021, (ii) Underlying Results (April 1, 2021 to March 31, 2022) for the definition of Core performance measurements.

## Other assumptions used in preparing the FY2022 Reported Forecast and the Management Guidance

- Based on currently available information, Takeda expects that its financial results for FY2022 will not be materially affected by COVID-19 or the crisis in Ukraine and Russia and, accordingly, Takeda's FY2022 reported forecast and the management guidance reflect this expectation.
- The FY2022 reported forecast and the management guidance include approximately 50.0 billion JPY revenue contribution from COVID-19 vaccines.

## Forward looking statements

All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

- 55 -

## (6) Principal Subsidiaries (as of March 31, 2022)

| Name of company (major offices) | | Capital stock | Percentage of total shares (%) | Principal business |
|---|---|---|---|---|
| United States | Takeda Pharmaceuticals U.S.A., Inc. (Head office: Lexington, Massachusetts, U.S.) | US$21 (¥3 thousand) | 100.0 | Sale of pharmaceuticals, holding intellectual properties and internal group finance |
| | ARIAD Pharmaceuticals, Inc. (Head office: Cambridge, Massachusetts, U.S.) | US$6 (¥1 thousand) | 100.0 | R&D of pharmaceuticals and holding intellectual properties |
| | Takeda Vaccines, Inc. (Head office: Cambridge, Massachusetts, U.S.) | US$1 | 100.0 | R&D of pharmaceuticals |
| | Takeda Development Center Americas, Inc. (Head office: Lexington, Massachusetts, U.S.) | US$1 | 100.0 | R&D of pharmaceuticals |
| | Baxalta Incorporated (Head office: Bannockburn, Illinois, U.S.) | US$10 (¥1 thousand) | 100.0 | Holding company |
| | Dyax Corp. (Head office: Lexington, Massachusetts, U.S.) | US$215 (¥26 thousand) | 100.0 | R&D and sale of pharmaceuticals, and holding intellectual properties |
| | Takeda Ventures, Inc. (Head office: San Diego, California, U.S.) | US$2 | 100.0 | Investment company |
| | Baxalta US Inc. (Head office: Bannockburn, Illinois, U.S.) | US$1 | 100.0 | R&D, production and sale of pharmaceuticals |
| | Shire Human Genetic Therapies, Inc. (Head office: Lexington, Massachusetts, U.S.) | US$10 (¥1 thousand) | 100.0 | Production of pharmaceuticals |
| | Biolife Plasma Services LP (Head office: Bannockburn, Illinois, U.S.) | US$0 | 100.0 | Plasma collection |

56

| Name of company (major offices) | | Capital stock | Percentage of total shares (%) | Principal business |
|---|---|---|---|---|
| Europe and Canada | Takeda Pharmaceuticals International AG (Head office: Opfikon, Switzerland) | 5 million Swiss franc (¥703 million) | 100.0 | R&D of pharmaceuticals, supervision of sale of pharmaceuticals for the areas other than Japan, holding intellectual properties, supervision of global manufacturing and product supply for all regions |
| | Takeda GmbH (Head office: Konstanz, Germany) | €11 million (¥1,482 million) | 100.0 | Production, sale of pharmaceuticals, and holding intellectual properties |
| | Takeda Italia S.p.A. (Head office: Rome, Italy) | €11 million (¥1,530 million) | 100.0 | Sale of pharmaceuticals |
| | Takeda Austria GmbH (Head office, Factory: Linz, Austria) | €15 million (¥2,021 million) | 100.0 | Production, sale of pharmaceuticals, and holding intellectual properties |
| | Takeda France S.A.S. (Head office: Paris, France) | €3 million (¥441 million) | 100.0 | Sale of pharmaceuticals |
| | Takeda UK Limited (Head office: London, U.K.) | £50 million (¥8,014 million) | 100.0 | Sale of pharmaceuticals |
| | Takeda Ireland Limited (Head office: Kilruddery, Ireland) (Factory: Bray and Grange Castle, Ireland) | €396 million (¥53,848 million) | 100.0 | Production of pharmaceuticals and holding intellectual properties |
| | Shire Pharmaceuticals International Unlimited Company (Head office: Dublin, Ireland) | US$6,892 million (¥842,085 million) | 100.0 | Holding company |
| | Shire Acquisitions Investments Ireland Designated Activity Company (Head office: Dublin, Ireland) | US$20 (¥2 thousand) | 100.0 | Group finance and treasury |
| | Shire Ireland Finance Trading Limited (Head office: Dublin, Ireland) | US$3,165 million (¥386,666 million) | 100.0 | Group finance and treasury |
| | Takeda Canada Inc. (Head office: Toronto, Canada) | CAD41 million (¥4,016 million) | 100.0 | R&D, production and sale of pharmaceuticals |
| | Takeda Farmaceutica Espana S.A. (Head office: Madrid, Spain) | €2 million (¥212 million) | 100.0 | R&D, production and sale of pharmaceuticals |
| | Baxalta GmbH (Head office: Opfikon, Switzerland) | 20 thousand Swiss franc (¥3 million) | 100.0 | R&D and sale of pharmaceuticals, and holding intellectual properties |

57

| Name of company (major offices) | | Capital stock | Percentage of total shares (%) | Principal business |
|---|---|---|---|---|
| Europe and Canada | Takeda Manufacturing Austria AG (Head office: Vienna, Austria) | €100 thousand (¥14 million) | 100.0 | Production of pharmaceuticals |
| | Baxalta Manufacturing, S.ā.r.l. (Head office: Neuchatel, Switzerland) | 2 million Swiss franc (¥264 million) | 100.0 | Production of pharmaceuticals and holding intellectual properties |
| | Baxalta Innovations GmbH (Head office: Vienna, Austria) | €36 million (¥4,941 million) | 100.0 | R&D of pharmaceuticals |
| | Takeda Pharma AB (Head office: Stockholm, Sweden) | 2 million Swedish krona (¥26 million) | 100.0 | Sale of pharmaceuticals |
| Russia | Takeda Pharmaceuticals Limited Liability Company (Head office and Factory: Moscow, Russia) | 26 thousand Russian ruble (¥40 thousand) | 100.0 | Production and sale of pharmaceuticals |
| Latin America | Takeda Distribuidora Ltda. (Head office: São Paulo, Brazil) | 140 million Brazilian real (¥3,578 million) | 100.0 | Sale of pharmaceuticals |
| | Takeda Mexico S.A.de C.V. (Head office: Naucalpan, Mexico) | 387 million Mexican peso (¥2,379 million) | 100.0 | Production and sale of pharmaceuticals |
| Asia | Takeda (China) Holdings Co., Ltd. (Head office: Shanghai, China) | US$75 million (¥9,164 million) | 100.0 | Holding company in China and R&D of pharmaceuticals |
| | Takeda (China) International Trading Co., Ltd. (Head office: Shanghai, China) | US$16 million (¥1,955 million) | 100.0 | R&D, production and sale of pharmaceuticals |
| | Takeda Pharmaceuticals Korea Co., Ltd. (Head office: Seoul, Korea) | 2,100 million Korean won (¥212 million) | 100.0 | Sale of pharmaceuticals |
| | Takeda Development Center Asia, Pte. Ltd. (Head office: Singapore) | S$5 million (¥451 million) | 100.0 | R&D of pharmaceuticals |

(Notes) 1. The figures in parentheses under the column "Capital stock" show the Japanese yen equivalents, calculated using the exchange rates as of March 31, 2022.
2. The figures for "Percentage of total shares (%)" include shares that are held indirectly through subsidiaries.
3. As of March 31, 2022, the number of consolidated subsidiaries (including partnerships) was 205 and the number of equity method associates was 19.
4. No subsidiaries fall under "Specific Wholly Owned Subsidiary" as described in the Ordinance for Enforcement of the Companies Act.

58

59 2. Executives of the Company (1) Status of Directors (as of March 31, 2022) The status of Directors as of the end of this fiscal year is as follows: The Company's Board of Directors is composed of 4 internal directors and 12 external directors, with one of the external directors chairing the Board of Directors meeting, ensuring a robust corporate governance with an Audit and Supervisory Committee which consists entirely of external directors. Furthermore, members of both the Nomination and Compensation Committees must be external directors and the appropriateness, objectivity and transparency in decision-making process of the election of directors and the compensation paid to them are ensured. The Board composition achieves a balance of knowledge, experience and capabilities necessary for the management of the Company which conducts business globally. The Board of Directors, with its appropriate composition and size, decides on the most important matters for the business operation of group and supervises the business execution which is delegated to the President and CEO and the Takeda Executive Team (TET). Name Position Duty Important Positions Held Concurrently Christophe Weber President (Representative Director) Chief Executive Officer Head of Global Business, Takeda Pharmaceuticals U.S.A., Inc. Masato Iwasaki Representative Director Japan General Affairs Andrew Plump Director President, Research & Development Executive Vice President, Takeda Pharmaceuticals International, Inc. President, Research & Development, Takeda Development Center Americas, Inc. Costa Saroukos Director Chief Financial Officer Masahiro Sakane Director Chair of the Board of Directors meeting Advisor, Komatsu Ltd. Olivier Bohuon Director Jean-Luc Butel Director Ian Clark Director Yoshiaki Fujimori Director Senior Executive Advisor, CVC Asia Pacific (Japan) Kabushiki Kaisha Steven Gillis Director Managing Director, ARCH Venture Partners Shiro Kuniya Director Managing Partner, Oh-Ebashi LPC & Partners Toshiyuki Shiga Director Chairman and CEO, INCJ, Ltd. Koji Hatsukawa Director who is the Head of Audit and Supervisory Committee

| | | | |
|---|---|---|---|
| Emiko Higashi | Director who is an Audit and Supervisory Committee Member | | Managing Director, Tomon Partners, LLC |
| *Masami Iijima | Director who is an Audit and Supervisory Committee Member | | Counselor, Mitsui & Co., Ltd. |
| Michel Orsinger | Director who is an Audit and Supervisory Committee Member | | |

(Notes) 1. The Director marked with an * was newly elected and took office at the 145th Ordinary General Meeting of Shareholders held on June 29, 2021.

2. Director who is an ASC Member Yasuhiko Yamanaka retired at the close of the Ordinary General Meeting of Shareholders held on June 29, 2021.

3. Directors Masahiro Sakane, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Yoshiaki Fujimori, Steven Gillis, Shiro Kuniya and Toshiyuki Shiga, as well as Directors who are ASC Members Koji Hatsukawa, Emiko Higashi, Masami Iijima and Michel Orsinger are External Directors as prescribed under Article 2, Item 15 of the Companies Act.

4. Director who is an ASC Member Koji Hatsukawa is a Certified Public Accountant and has expert knowledge in finance and accounting.

5. The ASC Office, which is a clerical section dedicated to the ASC, is established to assist ASC's operations. The effectiveness of audit is ensured by conducting a systematic audit utilizing the internal control system as well as collection of information on a regular basis such as attendance at important meetings and review of important documents and periodical hearing of reports relating to the business performance of the division in charge of executing the business operation. Thus, a full-time ASC member is not appointed.

6. The Company receives advice, etc., on legal matters on an as needed basis from other lawyers working at Oh-Ebashi LPC & Partners, the law firm where Director Shiro Kuniya works concurrently, but the proportion of the annual value of those transactions to the sales of the Company and of Oh-Ebashi LPC & Partners is less than 1% in both cases. In addition, there is no advisory contract between the Company and Oh-Ebashi LPC & Partners.

7. The Company has purchase transactions for raw materials for pharmaceutical manufacturing with Mitsui & Co., Ltd., where Director who is an ASC Member Masami Iijima works concurrently, but the proportion of the annual value of those transactions to the sales of the Company and of Mitsui & Co., Ltd. is less than 1% in both cases.

8. There are no relationships between the Company and the organizations in which the External Directors concurrently serve that should be noted other than those described in Notes 6 and 7 above.

9. The Company has set "Internal criteria for independence of external directors of the Company" and has elected the External Directors based on those criteria. Since all the External Directors (i.e., the External Directors Masahiro Sakane, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Yoshiaki Fujimori, Steven Gillis, Shiro Kuniya and Toshiyuki Shiga and the External Directors who are ASC Members Koji Hatsukawa, Emiko Higashi, Masami Iijima and Michel Orsinger) have met the requirements for Independent Directors based on the regulations of the financial instruments exchanges in Japan that the Company is listed on (e.g., Tokyo Stock Exchange, Inc.), the Company has appointed all of them as Independent Directors and submitted notifications to each of such exchanges.

10. In this fiscal year, the Nomination Committee is composed of External Director Masahiro Sakane (Chairperson), External Directors Jean-Luc Butel, Steven Gillis and Toshiyuki Shiga, External Director who is an ASC Member Michel Orsinger. President and Representative Director Christophe Weber attends the Nomination Committee meetings as an Observer. Also, the Compensation Committee is composed of External Director who is an ASC Member Emiko Higashi (Chairperson), External Directors Olivier Bohuon, Ian Clark and Yoshiaki Fujimori.

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61 (2) Outline of the terms of the liability limitation agreement The Company has executed agreements with Non-Executive Directors Masahiro Sakane, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Yoshiaki Fujimori, Steven Gillis, Shiro Kuniya and Toshiyuki Shiga and Non-Executive Directors who are Audit and Supervisory Committee Members Koji Hatsukawa, Emiko Higashi, Masami Iijima and Michel Orsinger stating that the maximum amount of their liabilities for damages as set forth in Article 423, Paragraph 1 of the Companies Act shall be the amount provided by law. (3) Outline of the terms of the company indemnification agreement The Company has executed company indemnification agreements as defined in Article 430-2, Paragraph 1 of the Companies Act with Directors Christophe Weber, Masato Iwasaki, Andrew Plump, Costa Saroukos, Masahiro Sakane, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Yoshiaki Fujimori, Steven Gillis, Shiro Kuniya and Toshiyuki Shiga and Directors who are Audit and Supervisory Committee Members Koji Hatsukawa, Emiko Higashi, Masami Iijima and Michel Orsinger, providing that the Company shall indemnify expenses set forth in Article 430-2, Paragraph 1, Item 1 thereof and damages set forth in Article 430-2, Paragraph 1, Item 2 thereof within the scope permitted by the laws and regulations. (4) Outlines of the terms of the directors & officers liability insurance The Company has executed directors & officers liability insurance contracts as defined in Article 430-3, Paragraph 1 of the Companies Act with insurance companies, under which directors, statutory auditors and employees in managerial or supervisory positions of the Company or the Company’s group are insured. Such insurance covers damages which may arise from liability incurred by such insured persons in connection with the execution of their duties or claims made against such insured persons in relation to such liability unless any exclusion stipulated in the insurance policy applies. The Company bears the full amount of the premium for such insurance and any insured person does not bear any substantial amount of the premium.

62 (5) Compensation, etc. for Directors 1. Director’s Compensation Policy The Company has formulated the “Director’s Compensation Policy” below based on the resolution by Board of Directors and determines the composition and level of compensation of the Directors in accordance with the concept and procedure of this Policy. Director’s Compensation Policy The Company's compensation system for Directors has the following guiding principles under the corporate governance code to achieve management objectives: ◆ To attract, retain and motivate managerial talent to realize our Vision ◆ To increase corporate value through optimizing the Company’s mid- and long-term performance, while reinforcing our patient first values ◆ To be closely linked with company performance, highly transparent and objective ◆ To support a shared sense of profit with shareholders and improve the managerial mindset focusing on shareholders ◆ To encourage Directors to challenge and persevere, and to be aligned with the values of Takeda-ism ◆ To establish transparent and appropriate governance of directors' compensation to establish the credibility and support of our stakeholders We aim to be competitive in the global marketplace to attract and retain talent who will continue to transform Takeda into a Global, Values-based, R&D-driven Biopharmaceutical Leader. Directors' compensation should be competitive in the global market consisting of major global companies. Specifically, the global market refers to a "global executive compensation database" developed on the basis of professional survey data with the addition of data on compensation levels at other major global pharmaceutical companies with which we need to be competitive, and data on compensation levels at major companies in the U.S., U.K., and Switzerland. 3-1. Directors who are not Audit & Supervisory Committee Members (excluding External Directors) The compensation of Directors who are not Audit & Supervisory Committee Members (excluding External Directors) consists of "Basic Compensation", which is paid at a fixed amount and "Performance-based Compensation", which is paid as a variable amount based on company performance, etc. "Performance-based Compensation" further consists of a "Bonus (short-term incentive compensation) " to be paid based on the consolidated financial results, etc. for each fiscal year, 1． Guiding Principles 2． Level of Compensation 3． Compensation Mix

63 ■ Standard Compensation Mix Model for Directors who are not Audit & Supervisory Committee Members (excluding External Directors) ■ Standard Compensation Mix Mode for External Directors who are not Audit & Supervisory Committee Members and a "Long-term Incentive Plan (stock compensation)" linked with long-term company performance results over a 3-year period and with Takeda's share price. The ratio of Long-term Incentives in FY2019 and going forward increased from prior years (as of fiscal 2018) to better align with the incentives of Takeda’s Directors with Takeda’s shareholders. Moreover, it matches with the peer group and primary industry level. Both Bonus and Long-term incentives as a ratio of Total Direct Compensation is higher putting the directors pay at risk in alignment with the company’s performance. The targets range from 100%-250% of Basic Compensation for "Bonus" and range from 200% to 600% of Basic Compensation for "Long-term Incentive", reflecting the common practice of global companies. Basic Compensation Bonus 100%-250% of Basic Compensation* Long-term Incentive Plan (stock compensation) 200% to 600% or more of Basic Compensation* Fixed Performance-based Compensation *Ratio of Bonus and Long-term Incentives to Basic Compensation is determined according to Director’s role. 3-2. External Directors who are not Audit & Supervisory Committee Members The compensation of External Directors who are not Audit & Supervisory Committee Members consists of Basic Compensation, which is paid as a fixed amount, and Long-term Incentive (stock compensation). The stock compensation is linked only to share price and not to company performance results. Newly awarded stock compensation in 2019 and going forward will vest and be paid three years after the award date of base points used for the calculation and Directors will be required to hold 75% of their vested share portion until they leave the Company (however, awarded stock compensation in or before 2018 will vest and be paid after they leave the Company). Bonus is not available for this category of Director. Committee retainers are paid with Basic Compensation for the chair of board meeting, chair of the compensation committee, and chair of Nomination Committee. The current compensation mix is "Basic Compensation" and "Long-term Incentive", which is a maximum of 100% of the Basic Compensation. 3-3. Directors who are Audit & Supervisory Committee Members The compensation of Directors who are Audit & Supervisory Committee Members consists of Basic Compensation, which is paid as a fixed amount, and Long-term Incentive (stock compensation). The stock compensation is linked only to share price and not to company performance results. Newly awarded stock compensation in 2019 and going forward will vest and be paid three years after the award date of base points used for the calculation and Directors will be required to hold 75% of their vested share portion until they leave the Company (however, awarded stock compensation in or before 2018 will vest and be paid after they leave the Company). Basic Compensation additionally committee fee paid for chairs FIXED Long-term Incentive Plan (stock compensation) Maximum of 100% of the Basic Compensation

64 ■ Standard Compensation Mix Model for Directors who are Audit & Supervisory Committee Members Bonus is not available for this category of Director. Committee retainer is paid with Basic Compensation for External directors who are Audit & Supervisory Committee Members. The current compensation mix is "Basic Compensation" and "Long-term Incentive", which is a maximum of 100% of the Basic Compensation. 4-1. Directors who are not Audit & Supervisory Committee Members (excluding External Directors) For Directors who are not Audit & Supervisory Committee Members (excluding External Directors), the Company has introduced a Long-term Incentive Plan that is allocated as 60% for the plan designed based on Performance Share Units (Performance Share Unit awards) and 40% for the plan designed based on Restricted Stock Units (Restricted Stock Unit awards) to strengthen the link between compensation and company performance and share price, and to reinforce the commitment to increasing corporate value in the mid and long term. Performance Share Unit awards, which fall under Performance-based Compensation, will be linked with the latest mid- to long-term performance objectives over a three-year period such as but not limited to consolidated revenue, operating free cash flow, indicators on profit, R&D targets and integration success factors, etc., as transparent and objective key performance indicators (KPI). The variable range of payout rate for Performance Share Unit awards is from 0% to 200% (100% at target), based on performance achievement. For newly awarded Long-term Incentive awards in 2019 and going forward, a two year holding period will be mandated, and this includes Performance Share Unit awards if and when shares become vested. Annual Performance Share Unit Awards Image In addition to regular stock compensation, the company may, from time to time, award one-time special Performance Share Unit awards which are directly linked to point-in-time corporate initiatives and which are aligned with shareholder expectations. Performance against established KPIs for one-time special Performance Share Unit awards are determined independently each year over a three-year period, with shares becoming vested after performance has been determined for the applicable period. There is no post-vesting holding period established for special Performance Share Unit awards. Basic Compensation additionally committee fee paid for members FIXED Long-term Incentive Plan (stock compensation) Maximum of 100% of the Basic Compensation 4． Performance- based Compensation

65 Special Performance Share Unit Awards (stock compensation) Image Annual Bonus Bonuses will be paid based on performance achievement of annual goals. Bonuses will be paid in the range of 0% to 200% (100% at target) in accordance with the achievement of performance indicators such as consolidated Revenue, 14 Global Brands + New Product Incremental Revenue and Core Operating Profit, etc., established for a single fiscal year. For President and CEO, the annual bonus is weighted as 100% to the Corporate KPI. For other Directors that have divisional responsibilities, 75% of their annual bonus opportunity is linked to the Corporate KPI to drive their commitment to group-wide goals. 4-2. Directors who are Audit & Supervisory Committee Members and External Directors The Long-term Incentive Plan (stock compensation) for Directors who are Audit & Supervisory Committee Members and External Directors is Restricted Stock Unit awards linked only to share price and not linked to company performance results. Newly awarded stock compensation in 2019 and going forward will vest three years after the award date of base points used for the calculation and Directors will be required to hold 75% of their vested share portion until they leave the Company (however, awarded stock compensation in or before 2018 will vest and be paid after they leave the Company). Bonuses are not available for these categories of Director. Whole Picture of Directors' Compensation Directors who are not Audit and Supervisory Committee Members Directors who are Audit and Supervisory Committee Members Internal Directors External Directors Internal Directors External Directors Basic Compensation ● ● ● ● Bonus ● 2 Long-term Incentive Plan Performance based1 ● 3, 4 (stock compensation) Not linked to ● 4 ● 5 ● 5 ● 5 performance results 1 Includes Special Performance Share Unit awards 2 Varies from 0% to 200%, depending upon the degree of achievement, etc. of the performance indicators such as consolidated Revenue, 14 Global Brands + New Product Incremental Revenue and Core Operating Profit, etc., established for a single fiscal year

66 3 Varies from 0% to 200%, depending upon the degree of achievement, etc. in relation to consolidated revenue, free cash flow, indicators on profit, R&D targets, integration success factors, etc. over 3 years 4 During term of office 5 Vest and paid three years after the base points used for the calculation are granted 5-1. Compensation Committee The Compensation Committee has been established with all the Committee members being External Directors, to serve as an advisory organization for the Board of Directors to ensure the appropriateness of Directors' compensation, etc. and the transparency in its decision-making process. The level of compensation, compensation mix and performance-based compensation (Long-term Incentives and Bonus programs) for Directors are reviewed by the Compensation Committee before resolution by the Board of Directors. The company delegated to the Compensation Committee, by resolution of the Board of Directors, the authority to directly make decisions on Directors who are not Audit & Supervisory Committee Members (excluding External Directors) individual compensations in order to realize the transparency in the process. In order to enhance transparency of the Company’s corporate governance, the Company externally disclosed the Compensation Committee Charter as a part of the Company’s corporate governance documents on November 1, 2021. The guiding principles for Director Compensation will be revised to develop compensation programs based on Directors' accountabilities and responsibilities, as well as to develop compensation programs that create shareholder value in alignment with Takeda-ism. 5-2. Recoupment Policy The Compensation Committee and Board adopted a clawback policy in 2020 which provides that in the event of a significant restatement of financial results or/and significant misconduct, the independent external Directors may require Takeda to recoup incentive compensation. This would include all or a portion of the compensation received by any Internal Director on Takeda’s Board of Directors, and any other individual designated by the independent external Directors within the fiscal year, and the three (3) prior fiscal years, where the need for a significant restatement of financial results or significant misconduct was discovered. The policy became effective on April 1, 2020 and applies to Bonuses (short-term incentive compensation) beginning in the Fiscal Year 2020 performance year and long-term incentives granted in Fiscal Year 2020, and continues to apply for all subsequent periods. 5． Compensation Governance

67 2. Total Amount of Compensation etc., for Directors The total amounts of compensation, etc., by type for Directors for this fiscal year (not including the salaries and Bonuses paid to the relevant Directors for their work as employees) are as follows. Notes: 1. Those aforementioned include 1 Director (ASC member) who retired from the office at the close of the 145th Ordinary General Meeting of Shareholders on June 29, 2021. 2. Bonus amounts above for Directors excluding ASC Members are reserved for Bonuses for directors based on the projected performance attainment. The actual bonus amounts in the previous fiscal year were 450 million JPY against the reserved bonus amounts 439 million JPY stated in the Business Report of the previous fiscal year. 3. Among the total amount of the Compensation etc., by type, amounts reported in the Performance Share Unit awards and Restricted Stock Unit awards are the amount of costs recorded in this fiscal year. 4. Although Performance Share Unit awards are categorized as both Performance-based Compensation and Non-monetary Remuneration, Performance Share Unit awards are reported as Performance-based Compensation. 3. Resolutions at General Meeting of Shareholders regarding Director Compensation etc., 1. Resolutions regarding Directors excluding ASC Members [1] The basic compensation is a fixed amount depending on each position, and its total amount per month is no more than 150 million JPY (within this amount, no more than 30 million JPY per month is for External Directors) (based on a resolution of the 140th Ordinary General Meeting of Shareholders held on June 29, 2016). There were 11 Directors, including 6 External Directors, related to this resolution as of the end of the Ordinary General Meeting of Shareholders. [2] Bonus for each fiscal year is resolved at the Ordinary General Meeting of Shareholders. [3] Stock compensation (Performance Share Unit awards and Restricted Stock Unit awards) is as follows: (A) The stock compensation granted in FY2018 is based on the resolution of the 140th Ordinary General Meeting of Shareholders held on June 29, 2016. The upper limit of the amount contributed for that stock compensation and the number of shares to be granted is as follows (There were 10 Directors, including 6 External Directors, related to this resolution as of the end of the Ordinary General Meeting of Shareholders) Category Number of people Total amount of the Compensation Total amount of the Compensation by type Basic Compensation Performance-based Compensation Non-monetary Remuneration Bonus Performance Share Units Restricted Stock Units Directors who are not ASC members 12 3,010 million JPY 677 million JPY 443 million JPY 1,182 million JPY 708 million JPY (External Directors) (8) (313 million JPY) (159 million JPY) - (154 million JPY) Directors who are ASC members 5 174 million JPY 98 million JPY - 76 million JPY (External Directors) (4) (162 million JPY) (88 million JPY) - (73 million JPY)

68 (a) Stock compensation granted to Directors who are neither External Directors nor ASC Members (excluding Directors residing overseas): Upper limit of 2.7 billion JPY per year for three consecutive fiscal years (the upper limit of the number of stocks to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day for each fiscal year) (b) Stock compensation granted to External Directors who are not ASC Members: Upper limit of 0.3 billion JPY for each fiscal year (the upper limit of the number of stocks to be granted is calculated by dividing the amount of the above- mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day for each fiscal year) (B) The stock compensation granted in FY2019, FY2020, and FY2021 is based on the resolution of the 143rd Ordinary General Meeting of Shareholders held on June 27, 2019. The upper limit of the amount contributed for that stock compensation and the number of shares to be granted is as follows (There were 11 Directors, including 8 External Directors, related to this resolution as of the end of the Ordinary General Meeting of Shareholders) (a) Stock compensation granted to Directors who are neither External Directors nor ASC Members (excluding Directors residing overseas): Upper limit of 4.5 billion JPY per year for three consecutive fiscal years (the upper limit of the number of stocks to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day for each fiscal year) (b) Stock compensation granted to External Directors who are not ASC Members: Upper limit of 0.3 billion JPY for each fiscal year (the upper limit of the number of stocks to be granted is calculated by dividing the amount of the above- mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day for each fiscal year) 2. Resolutions regarding Directors (ASC Members) [1] The basic compensation is a fixed amount depending on each position, and its total amount per month is no more than 15 million JPY (based on a resolution of the 140th Ordinary General Meeting of Shareholders held on June 29, 2016). There were 4 Directors related to this resolution as of the end of the Ordinary General Meeting of Shareholders. [2] Stock compensation (Restricted Stock Unit awards) for Directors (ASC Members) is as follows: (A) The stock compensation granted in FY2018 is based on a resolution of the 140th Ordinary General Meeting of Shareholders held on June 29, 2016, for which no more than 200 million JPY will be contributed in this fiscal year for two consecutive fiscal years. The upper limit of the number of shares to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day for each fiscal year. There were 4 Directors related to this resolution as of the end of the Ordinary General Meeting of Shareholders.

(B) The stock compensation granted in FY2019, FY2020, and FY2021 is based on a resolution of the 143rd Ordinary General Meeting of Shareholders held on June 27, 2019, for which no more than 200 million JPY will be contributed for this fiscal year. The upper limit of the number of stocks to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day for each fiscal year. There were 4 Directors related to this resolution as of the end of the Ordinary General Meeting of Shareholders.

**4. Delegation of authority to make decisions on individual compensation for Directors**

As stated in the governance section of the Director's Compensation Policy (5. Compensation Governance), in order to ensure the appropriateness of Directors' compensation, etc. and transparency in its decision-making process, based on the resolution by the Board of Directors, the authority to directly make decisions on individual compensation for Directors who are not ASC members (excluding External Directors) has been delegated to the Compensation Committee. Through the procedures based on such governance, the Compensation Committee determined the amount of individual compensation for Internal Directors who are not ASC members for this fiscal year. In this fiscal year, the Compensation Committee was comprised of the following members: Emiko Higashi (Chair and ASC member), Olivier Bohuon, Ian Clark and Yoshiaki Fujimori, all of whom are External Directors.

**5. Performance-based Compensation**

The methodology for determining performance-based compensation (Bonus (Short-Term Incentive Plan) and the Performance Share Unit awards as part of the Long-Term Incentives Plan) and key performance indicators ("KPIs") for determining performance-based compensation for Directors are shown below, along with the rationale for each KPI, the weight of each KPI in the total score, the target goal, the result, the final performance scores and the payout rate based on the final performance scores.

1. The annual Short-Term Incentive (STI) : Bonus

   The annual STI cash payout is calculated as follows:

| Annual STI Payout Calculation for CEO | | | | | | |
|---|---|---|---|---|---|---|
| Basic Compensation | × | STI Target | × | Corporate STI Multiple (100%) | = | STI Payout |

| Annual STI Payout Calculation for Internal Directors (other than CEO) excluding ASC members | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Basic Compensation | × | STI Target | × | Corporate STI Multiple （75%） | × | Group STI Multiple (25%) | = | STI Payout |

69

The STI target range is from 100% to 250% of Basic Compensation for "Bonuses" and reflects the common practice of global companies.
STI Multiple (STI payout rate based on KPI) used for Bonuses varies from 0% to 200% in accordance with the achievement of KPIs such as Consolidated Revenue, 14 Global Brands + New Product Incremental Revenue and Core Operating Profit, etc., established for a single fiscal year.

The goals and the results of KPIs related to STI for the FY2021 are as follows:

| KPI | Rationale | Weight | Target | Result | Performance | Score | Weighted Score |
|---|---|---|---|---|---|---|---|
| Underlying Revenue | • Key indicator of growth, including pipeline delivery<br>• Important measure of success within the industry | 45% | 3,145.2 billion JPY | 3,246.7 billion JPY | 103.2% | 164.6% | 74.1% |
| 14 Global Brands + New Product Incremental Revenue | • 14 Global Brands: Emphasis on subset of revenue that is the key driver of future revenue growth<br>• New Product Revenue: Key indicator of driving pipeline growth and commercial revenue success | 15% | 235.5 billion JPY | 158.4 billion JPY | 67.3% | 0% | 0% |
| Underlying Core Operating Profit | • Measure of margin achievement while ensuring expense discipline<br>• Reflects synergy capture<br>• Communicated to shareholders as a key measure of Takeda success post acquisition | 40% | 908.4 billion JPY | 908.8 billion JPY | 100.0% | 100.3% | 40.1% |
| Payout Rate | | | | | | | 114.2% |

Divisional KPIs related to Bonuses for Internal Directors (other than CEO) are set according to the characteristics of each division in order to clearly grasp the performance of each division. The performance scores are expected to exceed 100%.

2. Long-Term Incentives (LTI) Plans

The LTI framework aligns the long-term strategy with shareholder returns, while also promoting retention of critical global executive talent.

Regarding Performance Share Unit awards as part of the Long-Term Incentives Plan, based on 60% of the standard points allocated according to professional duties and responsibility, the PSUs earned will be calculated by the following formula and granted to Directors who are not ASC members (excluding External Directors):

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| Standard Points (Target Number of Units) | × | Payout rate based on performance (PSU Multiple) | = | PSUs earned |
|---|---|---|---|---|

The payout rate based on performance (PSU Multiple) varies from 0% to 200%, based on the degree of achievement, etc. in relation to consolidated revenue, free cash flow, indicators on profit, R&D targets, etc. over 3 years.

The number of shares to be vested to Directors who are not ASC members (excluding External Directors) based on the PSUs earned according to the achievement of company performance objectives are determined as one share per one unit. After a certain period after grant, 50% of the PSUs earned are vested as stock and the remaining are paid in cash.

The goals and the results of KPIs related to Performance Share Unit awards from 2019 - 2021 are as follows:

| KPI*1 | Weight | Target | Result | Performance | Score | Weighted Score |
|---|---|---|---|---|---|---|
| 3-year Accumulated Underlying Revenue | 25% | 9,490.9 billion JPY | 9,937.0 billion JPY | 104.7% | 194.0% | 48.5% |
| Point in time Core Operating Profit Margin (at end of performance period) | 25% | 33.4% | 28.0% | 83.8% | 0% | 0% |
| 3-year Accumulated Free Cash Flow | 25% | 2,621.2 billion JPY | 3,149.5 billion JPY | 120.2% | 200.0% | 50.0% |
| R&D Pivotal Study Start and Approvals*2 | 25% | - | - | 92.0% | 91.3% | 22.8% |
| 3-year Relative TSR | Modifier +/-20% | | | | | -20.0% |
| Payout (PSU Score) | | | | | | 101.3% |

*1 Each KPI has been set in order to align the long-term strategy with shareholder returns, while also promoting the retention of critical global executive talent.

*2 R&D KPIs were changed from Pivotal Study Start to Pivotal Study Start and Approvals in order to align management's performance to not only starting pivotal study but also final approvals, because approvals link more closely to new product launches and therefore future cash generation for shareholders.

In addition, regarding Performance Share Unit awards as part of the Long-Term Incentives Plan, based on the standard points for one-time special Performance Share Unit awards

71

allocated according to professional duties and responsibility, the PSUs earned will be calculated by the following formula and granted to Directors who are not ASC members (excluding External Directors):

| | | | | |
|---|---|---|---|---|
| Standard Points for one-time special Performance Share Unit awards | × | Payout rate based on performance (Special PSU Multiple) | = | PSUs earned for one-time special Performance Share Unit awards |

The payout rate based on performance (Special PSU Multiple) varies from 0% to 200%, based on the degree of achievement in each year from 2019 to 2021 in relation to operating expense, integration costs and point in time net debt to adjusted EBITDA ratio which are three financial KPIs to measure the success of the integration with Shire.

The number of shares to be vested to Directors who are not ASC members (excluding External Directors) based on the PSUs earned according to the achievement of company performance objectives are determined as one share per one unit. After a certain period after grant, in each year, based on the degree of achievement in each year from 2019 to 2021, 50% of the PSUs earned are vested as stock and the remaining are paid in cash.

The goals and the results of KPIs related to the one-time special Performance Share Unit awards for FY2021 are as follows:

| KPI* | Weight | Target | Result | Performance | Score | Weighted Score |
|---|---|---|---|---|---|---|
| FY 2019 – 2021 underlying operating expense (FY 2021) | 33.33% | (1,432.5 billion JPY) | (1,332.9 billion JPY) | +6.9% | 169.5% | 56.5% |
| FY 2019 – 2021 integration costs (FY 2021) | 33.33% | (29.3 billion JPY) | (46.5 billion JPY) | -59.0% | 0% | 0% |
| Point in time net debt to adjusted EBITDA ratio (FY 2021) | 33.33% | 3.09 | 2.77 | +10.2% | 200.0% | 66.7% |
| Special PSU Multiple (PSU Score) | | | | | | 123.2% |

* Each KPI has been set in order to measure the success of the integration in each year over three years focusing on expense management.

**6. Non-monetary Remuneration**

Non-monetary Remuneration (Long Term Incentive Plan) includes the following.

With respect to Restricted Stock Unit awards as part of the Long-Term Incentives Plan, based on the standard points determined according to the Director's professional duties and

72

73 responsibility, regardless of company performance, the share conversion units are calculated by multiplying the percentage for each Director below and are granted to the Directors. The number of shares to be vested to each Director is one share per one unit. Directors Portion Internal Directors who are not ASC members 40% External Directors who are not ASC members 100% Directors who are ASC members 100% Regarding the number of share conversion units to be vested a certain period after the grant for Internal Directors who are not ASC members, and 3 years after the grant of standard points for External Directors who are not ASC members and Directors who are ASC members, 50% of the share conversion units are vested as stock and the remaining are paid in cash. As for Performance Share Unit awards as part of Long-Term Incentives, please refer to 5.2 above. 7. Rationale that compensation for each Director (excluding ASC members) is in line with Director's Compensation Policy As stated in 5. Compensation Governance in section 1. Director’s Compensation Policy, in order to provide for transparency in the process, based on the resolution by the Board of Directors, the Compensation Committee has been delegated the authority to make decisions on individual compensation for Directors who are not ASC members (excluding External Directors). Individual compensation for External Directors who are not ASC members proposed by the Compensation Committee is approved by the Board of Directors. The level of compensation, compensation mix, and performance-based compensation (Long- term Incentives and Bonus programs) for Directors is reviewed by the Compensation Committee from a multilateral perspective, consistent with the Director’s Compensation Policy stated above. Based on the resolution by the Board of Directors, the Compensation Committee was delegated authority to make decisions on individual compensation and determined the amount of individual compensation for Internal Directors who are not ASC members for this fiscal year. The Compensation Committee proposed the amount of compensation for External Directors who are not ASC members to the Board of Directors. Therefore, after confirming the review of the process and the content of the proposal of the Compensation Committee, the Board of Directors believes that the individual compensation for Internal Directors and External Directors (excluding ASC members) is aligned with the Director’s Compensation Policy stated above. **************************************************************** [Note to Business Report] All monetary amounts indicated in the Business Report are rounded to the nearest unit.

74 CONSOLIDATED FINANCIAL STATEMENTS [IFRS] CONSOLIDATED STATEMENT OF PROFIT OR LOSS (April 1, 2021 to March 31, 2022) (Million JPY) Item Amount [Reference] Amount of previous period Revenue 3,569,006 3,197,812 Cost of sales (1,106,846) (994,308) Selling, general and administrative expenses (886,361) (875,663) Research and development expenses (526,087) (455,833) Amortization and impairment losses on intangible assets associated with products (472,915) (421,864) Other operating income 43,123 318,020 Other operating expenses (159,075) (258,895) Operating profit 460,844 509,269 Finance income 23,700 105,521 Finance expenses (166,607) (248,631) Share of profit (loss) of investments accounted for using the equity method (15,367) 76 Profit before tax 302,571 366,235 Income tax benefit (expenses) (72,405) 9,936 Net profit for the year 230,166 376,171 Attributable to: Owners of the Company 230,059 376,005 Non-controlling interests 107 166 Net profit for the year 230,166 376,171

75 [Reference] CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (April 1, 2021 to March 31, 2022) (Million JPY) Item Amount [Reference] Amount of previous period Net profit for the year 230,166 376,171 Other comprehensive income (loss) Items that will not be reclassified to profit or loss: Changes in fair value of financial assets measured at fair value through other comprehensive income (14,626) 61,866 Remeasurement of defined benefit pension plans 20,783 4,866 6,158 66,732 Items that may be reclassified subsequently to profit or loss: Exchange differences on translation of foreign operations 583,969 309,304 Cash flow hedges 2,173 (45,345) Hedging cost 2,457 (9,147) Share of other comprehensive loss of investments accounted for using the equity method (497) (299) 588,103 254,513 Other comprehensive income for the year, net of tax 594,261 321,245 Total comprehensive income for the year 824,427 697,416 Attributable to: Owners of the Company 824,258 697,202 Non-controlling interests 168 214 Total comprehensive income for the year 824,427 697,416 (Note) “Consolidated Statement of Comprehensive Income” is not required by the Companies Act and is not audited, but it is presented for the reference purpose.

76 CONSOLIDATED STATEMENT OF FINANCIAL POSITION (As of March 31, 2022) (Million JPY) Item Amount [Reference] Amount of previous period Item Amount [Reference] Amount of previous period ASSETS LIABILITIES Non-current assets Non-current liabilities Property, plant and equipment 1,582,800 1,453,917 Bonds and loans 4,141,418 4,613,218 Goodwill 4,407,749 4,033,917 Other financial liabilities 468,943 517,677 Intangible assets 3,818,544 3,909,106 Net defined benefit liabilities 145,847 158,857 Investments accounted for using the equity method 96,579 112,468 Income taxes payable 21,634 33,690 Other financial assets 233,554 235,882 Provisions 52,199 38,748 Other non-current assets 82,611 100,341 Other non-current liabilities 67,214 56,898 Deferred tax assets 362,539 353,769 Deferred tax liabilities 451,511 542,852 Total non-current assets 10,584,376 10,199,400 Total non-current liabilities 5,348,764 5,961,940 Current assets Inventories 853,167 753,881 Current liabilities Trade and other receivables 696,644 783,091 Bonds and loans 203,993 22,153 Other financial assets 25,305 36,598 Trade and other payables 516,297 343,838 Income taxes receivable 27,733 29,623 Other financial liabilities 196,071 248,053 Other current assets 141,099 122,789 Income taxes payable 200,918 145,203 Cash and cash equivalents 849,695 966,222 Provisions 443,502 471,278 Assets held for sale - 20,689 Other current liabilities 584,949 542,651 Total current assets 2,593,642 2,712,893 Total current liabilities 2,145,730 1,773,176 Total liabilities 7,494,495 7,735,116 EQUITY Share capital 1,676,263 1,668,145 Share premium 1,708,873 1,688,424 Treasury shares (116,007) (59,552) Retained earnings 1,479,716 1,509,906 Other components of equity 934,173 366,114 Equity attributable to owners of the company 5,683,019 5,173,037 Non-controlling interests 504 4,140 Total equity 5,683,523 5,177,177 TOTAL ASSETS 13,178,018 12,912,293 TOTAL LIABILITIES AND EQUITY 13,178,018 12,912,293

77 UNCONSOLIDATED BALANCE SHEET (As of March 31, 2022) (Million JPY) Item Amount [Reference] Amount of previous period Item Amount [Reference] Amount of previous period Current assets 1,028,980 1,198,889 Current liabilities 1,148,674 1,832,357 Cash and deposits 287,147 273,966 Accounts payable 36,534 32,575 Accounts receivable 114,457 125,748 Other payable 242,812 141,670 Securities 401,659 536,260 Accrued expenses 56,714 61,744 Merchandise and products 43,736 33,025 Income taxes payable 9,954 - Work in process 34,094 32,710 Short-term loans 415,346 1,278,155 Raw materials and supplies 32,087 24,967 Current portion of bonds 101,960 22,104 Income taxes receivables - 2,445 Current portion of long-term loans 75,000 - Short-term loans receivable from subsidiaries and affiliates 0 43,669 Deposit received 118,774 198,670 Other 115,803 126,099 Reserve for employees’ bonuses 18,520 17,509 Allowance for doubtful accounts (2) - Reserve for share-based payments 3,063 2,968 ) Reserve for bonuses for directors and corporate auditors 443 439 Reserve for restructuring costs 2,045 7,613 Other reserves - 889 Non-current assets 8,612,668 9,657,561 Other 67,508 68,021 Tangible noncurrent assets 172,652 140,114 Non-current liabilities 4,198,075 4,589,204 Buildings and structures 86,608 59,335 Bonds 2,846,583 2,766,165 Machinery and equipment 17,779 17,049 Long-term loans 1,268,188 1,733,106 Vehicles 62 18 Reserve for retirement benefits 6,401 5,951 Tools and fixtures 6,783 7,626 Reserve for litigation 28,754 11,924 Land 39,196 32,248 Reserve for share-based payments 2,703 2,919 Lease assets 1,149 1,551 Reserve for restructuring costs 1,447 2,175 Construction in progress 21,075 22,287 Asset retirement obligations 1,893 1,863 Long-term deferred income 9,233 4,355 Intangible noncurrent assets 31,779 19,586 Other 32,874 60,746 Total liabilities 5,346,749 6,421,561 Investments and other assets 8,408,237 9,497,861 Shareholders' equity 4,478,763 4,472,861 Investment securities 41,026 77,268 Share Capital 1,676,263 1,668,145 Investment in subsidiaries and affiliates 8,088,454 9,148,148 Share premium 1,668,276 1,654,239 Contributions to subsidiaries and affiliates 31,659 32,921 Additional paid-in capital 1,668,276 1,654,239 Long-term deposits 6,585 9,415 Other share premium - 0 Prepaid pension costs 48,716 43,799 Retained earnings 1,250,202 1,210,000 Deferred tax assets 172,752 179,650 Legal reserve 15,885 15,885 Other 19,045 6,660 Other retained earnings 1,234,317 1,194,115 Reserve for retirement benefits 5,000 5,000 Reserve for dividends 11,000 11,000 Reserve for research and development 2,400 2,400 Reserve for capital improvements 1,054 1,054 Reserve for promotion of exports 434 434 Reserve for reduction of noncurrent assets 30,439 35,073 General reserve 814,500 814,500 Unappropriated retained earnings 369,489 324,654 Treasury shares (115,977) (59,523) Valuation and translation adjustments (185,094) (39,229) Unrealized gains on available-for-sale securities 16,411 40,124 Deferred gains on derivatives under hedge accounting (201,505) (79,353) Share acquisition rights 1,230 1,257 Total net assets 4,294,899 4,434,889 TOTAL ASSETS 9,641,648 10,856,450 TOTAL LIABILITIES AND NET ASSETS 9,641,648 10,856,450 UNCONSOLIDATED FINANCIAL STATEMENTS

78 UNCONSOLIDATED STATEMENT OF OPERATIONS (April 1, 2021 to March 31, 2022) (Million JPY) Item Amount [Reference] Amount of previous period Net sales 764,301 602,557 Cost of sales 207,581 211,590 Gross profit 556,719 390,967 Selling, general and administrative expenses 263,011 269,896 Operating income 293,709 121,071 Non-operating income 425,329 82,600 Interest and dividend income 374,968 19,835 Other 50,361 62,765 Non-operating expenses 168,161 153,661 Interest expenses 73,125 80,432 Other 95,036 73,229 Ordinary income 550,876 50,010 Extraordinary income - 281,068 Gain on divestment of business - 232,516 Gain on sales of noncurrent assets - 48,552 Extraordinary loss 178,942 95,548 Restructuring costs - 26,366 Loss on restructuring of subsidiaries and affiliates - 69,182 Loss on valuation of investment in subsidiaries and affiliates 178,942 - Income before income taxes 371,934 235,530 Income taxes – current 32,870 (904) Income taxes – deferred 14,614 (11,079) Net income 324,450 247,513

79 [English Translation of the Accounting Auditors' Report Originally Issued in the Japanese Language] [Certified Copy of the Accounting Auditors’ Report related to the Consolidated Financial Statements] Independent Auditor’s Report May 10, 2022 The Board of Directors Takeda Pharmaceutical Company Limited KPMG AZSA LLC Tokyo Office Masahiro Mekada Designated Limited Liability Partner Engagement Partner Certified Public Accountant Kotetsu Nonaka Designated Limited Liability Partner Engagement Partner Certified Public Accountant Hiroaki Namba Designated Limited Liability Partner Engagement Partner Certified Public Accountant Opinion We have audited the consolidated financial statements, comprising the consolidated statement of profit or loss, the consolidated statement of financial position, the consolidated statement of changes in equity and the related notes on the consolidated financial statements of Takeda Pharmaceutical Company Limited (“the Company”) as of March 31, 2022 and for the year from April 1, 2021 to March 31, 2022 in accordance with Article 444-4 of the Companies Act. In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the latter part of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required by International Financial Reporting Standards, present fairly, in all material respects, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the "Auditor’s Responsibilities in Auditing the Consolidated Financial Statements" section of our report. We are independent from the Company and its consolidated subsidiaries and have fulfilled other ethical responsibilities as an auditor in accordance with Japan's professional ethics regulations. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

80 Other Information The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. Audit and Supervisory Committee is responsible for overseeing the directors’ performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of the Management and Audit and Supervisory Committee for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the latter part of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required by International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error. In preparing the consolidated financial statements, the management shall (i) evaluate whether or not it is appropriate to prepare the consolidated financial statements based on the premise of a going concern, unless the management intends to liquidate or suspend the business or there is no other practical alternative but to do so, and (ii) disclose matters relating to a going concern if it is necessary to do so in accordance with the provisions of the latter part of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required by International Financial Reporting Standards. Audit and Supervisory Committee is responsible for monitoring the performance of duties by directors including the design and implementation of the financial reporting process. Auditor’s Responsibilities in Auditing the Consolidated Financial Statements Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor in the Auditor’s Report, obtaining reasonable assurance as to whether the consolidated financial statements as a whole are free of material misstatements, whether due to fraud or error. Misstatements may occur due to fraud or error, and if it is reasonably expected to affect the decision-making of users of the consolidated financial statements when individually or in the aggregate, it is judged to be material. In accordance with auditing standards generally accepted in Japan, we make judgment as a professional expert throughout the course of audit, maintain professional skepticism, and perform the following:

81  We identify and assess the risks of material misstatements, whether due to fraud or error. Also, we design and implement audit procedures that address the risks of material misstatements. The selection and application of audit procedures is at our discretion. In addition, we obtain sufficient and appropriate audit evidence to form the basis of the opinion.  In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of auditing the consolidated financial statements is not for the purpose of expressing an opinion on the effectiveness of the Company and its consolidated subsidiaries’ internal control.  We evaluate the appropriateness of the accounting policies adopted by management and the method of application thereof, as well as the reasonableness of accounting estimates made by management and the adequacy of related notes.  We conclude whether it is appropriate for management to prepare consolidated financial statements on the premise of a going concern, and whether there is significant uncertainty regarding events or circumstances that may cause significant doubts on the premise of a going concern based on the audit evidence obtained. We are required to draw attention to the notes on the consolidated financial statements in the Auditor’s Report if significant uncertainties regarding the premise of a going concern are observed, or to express a qualified opinion with a description of qualification if the notes on the consolidated financial statements regarding significant uncertainties are not appropriate. Though our conclusions are based on audit evidence obtained up to the date of the Auditor’s Report, future events and circumstances may prevent the the Company and its consolidated subsidiaries from continuing as a going concern.  We evaluate whether the presentation and notes of the consolidated financial statements comply with the provisions of the latter part of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required by International Financial Reporting Standards. In addition, we evaluate whether the presentation, composition and contents of the consolidated financial statements, including related notes, properly present the underlying transactions and accounting events.  We obtain sufficient and appropriate audit evidence regarding the financial information of the Company and its consolidated subsidiaries to express our opinion on the consolidated financial statements. We are responsible for directing, supervising and implementing the audit of the consolidated financial statements. We are solely responsible for our opinion. We report to the Audit and Supervisory Committee on the planned scope and timing of the audit, significant findings regarding the audit including significant deficiencies in internal controls identified during the audit process, and any other matters required by relevant audit standards. We report to the Audit and Supervisory Committee on our compliance with Japan's professional ethics regulations regarding independence, as well as matters that could reasonably be considered to affect our independence, and any safeguards having been taken to remove or reduce obstructive factors. Interest required to be disclosed by the Certified Public Accountants Act of Japan Our firm and its designated engagement partners have no interest in the Company and its consolidated subsidiaries which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan. Notes to the Reader of Independent Auditor’s Report: The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act. End of Document

82 [English Translation of the Accounting Auditors' Report Originally Issued in the Japanese Language] [Certified Copy of the Accounting Auditors’ Report] Independent Auditor’s Report May 10, 2022 The Board of Directors Takeda Pharmaceutical Company Limited KPMG AZSA LLC Tokyo Office Masahiro Mekada Designated Limited Liability Partner Engagement Partner Certified Public Accountant Kotetsu Nonaka Designated Limited Liability Partner Engagement Partner Certified Public Accountant Hiroaki Namba Designated Limited Liability Partner Engagement Partner Certified Public Accountant Opinion We have audited the financial statements, comprising the unconsolidated balance sheet, the unconsolidated statement of operations, the unconsolidated statement of changes in net assets and the related notes to the unconsolidated financial statements, as well as the supplementary schedules of Takeda Pharmaceutical Company Limited (“the Company”) as of March 31, 2022 and for the 145th fiscal year from April 1, 2021 to March 31, 2022 (“the Financial Statements and Others”) in accordance with Article 436-2-1 of the Companies Act. In our opinion, the Financial Statements and Others referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the Financial Statements and Others were prepared, in accordance with accounting principles generally accepted in Japan. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the "Auditor’s Responsibilities in Auditing the Financial Statements and Others" section of our report. We are independent from the Company and have fulfilled other ethical responsibilities as an auditor in accordance with Japan's professional ethics regulations. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

83 Other Information The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. Audit and Supervisory Committee is responsible for overseeing the directors’ performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information. Our opinion on the financial statements and the accompanying supplementary schedules does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements and the accompanying supplementary schedules, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements and the accompanying supplementary schedules or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of the Management and Audit and Supervisory Committee for the Financial Statements and Others Management is responsible for the preparation and fair presentation of the Financial Statements and Others in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of the Financial Statements and Others that are free from material misstatements, whether due to fraud or error. In preparing the Financial Statements and Others, the management shall (i) evaluate whether or not it is appropriate to prepare the Financial Statements and Others based on the premise of a going concern, and (ii) disclose matters relating to a going concern if it is necessary to do so in accordance with accounting principles generally accepted in Japan. Audit and Supervisory Committee is responsible for monitoring the performance of duties by directors including the design and implementation of the financial reporting process. Auditor’s Responsibilities in Auditing the Financial Statements and Others Our responsibilities are to express an opinion on the Financial Statements and Others based on our audit as independent auditor in the Auditor’s Report, obtaining reasonable assurance as to whether the Financial Statements and Others as a whole are free of material misstatements, whether due to fraud or error. Misstatements may occur due to fraud or error, and if it is reasonably expected to affect the decision-making of users of the Financial Statements and Others when individually or in the aggregate, it is judged to be material. In accordance with auditing standards generally accepted in Japan, we make judgment as a professional expert throughout the course of audit, maintain professional skepticism, and perform the following:  We identify and assess the risks of material misstatements, whether due to fraud or error. Also, we design and implement audit procedures that address the risks of material misstatements. The selection and application of audit procedures is at our discretion. In addition, we obtain sufficient and appropriate audit evidence to form the basis of the opinion.

84  In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of auditing the Financial Statements and Others is not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.  We evaluate the appropriateness of the accounting policies adopted by management and the method of application thereof, as well as the reasonableness of accounting estimates made by management and the adequacy of related notes.  We conclude whether it is appropriate for management to prepare Financial Statements and Others on the premise of a going concern, and whether there is significant uncertainty regarding events or circumstances that may cause significant doubts on the premise of a going concern based on the audit evidence obtained. We are required to draw attention to the notes on the Financial Statements and Others in the Auditor’s Report if significant uncertainties regarding the premise of a going concern are observed, or to express a qualified opinion with a description of qualification if the notes on the Financial Statements and Others regarding significant uncertainties are not appropriate. Though our conclusions are based on audit evidence obtained up to the date of the Auditor’s Report, future events and circumstances may prevent the Company from continuing as a going concern.  We evaluate whether the presentation and notes of the Financial Statements and Others comply with accounting standards generally accepted in Japan. In addition, we evaluate whether the presentation, composition and contents of the Financial Statements and Others properly present the underlying transactions and accounting events. We report to the Audit and Supervisory Committee on the planned scope and timing of the audit, significant findings regarding the audit including significant deficiencies in internal controls identified during the audit process, and any other matters required by relevant audit standards. We report to the Audit and Supervisory Committee on our compliance with Japan's professional ethics regulations regarding independence, as well as matters that could reasonably be considered to affect our independence, and any safeguards having been taken to remove or reduce obstructive factors. Interest required to be disclosed by the Certified Public Accountants Act of Japan Our firm and its designated engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan. Notes to the Reader of Independent Auditor’s Report: The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act. End of Document

85 [English Translation of the Report of the Audit and Supervisory Committee Originally Issued in the Japanese Language] [Certified Copy of the Audit Report of the Audit and Supervisory Committee] Audit Report The Audit and Supervisory Committee has audited the Directors’ performance of their duties for the 145th business year from April 1, 2021 to March 31, 2022, and hereby reports the method and results of those audits, as follows: 1. Method and Contents of Audits (1) With regard to the content of the resolutions of the Board of Directors regarding the matters stated in Article 399-13, Paragraph (1), Items (i)(b) and (i)(c) of the Companies Act, as well as the systems developed pursuant to those resolutions (i.e., internal control systems), the Audit and Supervisory Committee periodically received reports from the Directors and employees, etc. regarding the status of the establishment and operation of those systems and, as necessary, requested explanations and expressed opinions with regard thereto. The Committee also received reports from Directors, etc. and KPMG AZSA LLC on the status of the evaluation and audit of the internal controls related to financial reporting and requested explanations as necessary. (2) The Audit and Supervisory Committee performed its duties based on the Audit and Supervisory Committee Charter determined by the Audit and Supervisory Committee. In accordance with the audit policies, audit plan and division of duties, etc., the Audit and Supervisory Committee attended important meetings, received reports from the Directors and employees, etc. regarding matters related to the performance of their duties, requested explanations as necessary, reviewed the important materials used for the deliberation and reporting, and inspected the status of operations and assets in cooperation with the internal audit division and the internal control promotion division to which the Audit and Supervisory Committee is authorized to give instructions. As for subsidiaries of the Company, the Audit and Supervisory Committee received reports on the audit results from the internal audit division, and, as necessary, received reports on the businesses of the subsidiaries from the Directors and employees, etc. of the subsidiaries and exchanged opinions with them. (3) The Audit and Supervisory Committee oversaw and verified whether the Accounting Auditor maintained an independent position and conducted an appropriate audit, received reports from the Accounting Auditor on the status of the performance of its duties, and requested explanations as necessary. Additionally, the Audit and Supervisory Committee received a notification from the Accounting Auditor that, in accordance with the “Quality Control Standard for Audits” (Business Accounting Council, October 28, 2005), etc., it had developed systems in order to ensure that its duties are appropriately performed (i.e., notification of the matters stated in the items under Article 131 of the Ordinance on Accounting of Companies) and requested explanations as necessary. Using the methods above, the Audit and Supervisory Committee examined the Business Report, the supplementary schedules thereto, the unconsolidated financial statements (i.e., the unconsolidated balance sheet, the unconsolidated statements of operations, the unconsolidated statements of changes in net assets, and the notes to the unconsolidated financial statements), the supplementary schedules to the unconsolidated financial statements, and the consolidated financial statements (i.e., the consolidated statement of financial position, consolidated statement of profit or loss, consolidated statement of changes in equity and the notes to the consolidated financial statements, which were prepared omitting the part of the items required to be disclosed using the International Financial Reporting Standards in accordance with the latter clause of Paragraph 1, Article 120 of the Ordinance on Accounting of Companies) for the business year. 2. Audit Results (1) Results of audit of the Business Report, etc. (i) We find that the Business Report and the supplementary schedules thereto accurately present the status of the Company in accordance with laws, regulations, and the Articles of Incorporation. (ii) We do not find any misconduct or any material fact constituting a violation of any law,

86 regulation, or the Articles of Incorporation with respect to the Directors’ performance of their duties. (iii) We find the content of the resolutions of the Board of Directors regarding internal control systems to be reasonable. Additionally, we do not find any matters that should be commented upon with regard to the statement of Business Report or the Directors’ performance of their duties relating to the internal control systems, including the internal controls over financial reporting. (2) Results of the audit of the unconsolidated financial statements and the supplementary schedules thereto We find the methods and results of the audit by the Accounting Auditors, KPMG AZSA LLC to be reasonable. (3) Results of the audit of the consolidated financial statements We find the methods and the results of the audit by the Accounting Auditors, KPMG AZSA LLC to be reasonable. May 10, 2022 The Audit and Supervisory Committee of Takeda Pharmaceutical Company Limited Audit and Supervisory Committee Member: Koji Hatsukawa (Seal) Audit and Supervisory Committee Member: Emiko Higashi (Seal) Audit and Supervisory Committee Member: Michel Orsinger (Seal) Audit and Supervisory Committee Member: Masami Iijima (Seal) Note : Audit and Supervisory Committee Members Koji Hatsukawa, Emiko Higashi, Michel Orsinger and Masami Iijima are External Directors as provided in Article 2, Item15 and Article 331, Paragraph 6 of the Companies Act of Japan. END